UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐.

Explanatory Note

The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements for the three and nine month periods ended September 30, 2016 of the registrant’s Third Quarter Earnings Release Report filed with this Form 6-K, are incorporated by reference in the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223). Except for the foregoing, no other document or portion of a document furnished with this Form 6-K is incorporated by reference in the above registration statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 3, 2016

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom Ltd. - Third Quarter Earnings Release Report

For the Quarterly Period Ended September 30, 2016

Q3 2016 Earnings Release

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine month periods ended September 30, 2016

Q3 2016 Results Presentation

Q3 2016 Fact Book

Q3 2016 EARNINGS RELEASE

VIMPELCOM REPORTS STABLE Q3 2016 RESULTS, IN LINE WITH EXPECTATIONS;

FY16 GUIDANCE CONFIRMED

KEY RESULTS AND DEVELOPMENTS

•	Reported service revenue declined 3% YoY, organically[1] growing by 0.6%, with strong results in Pakistan and Ukraine, offset by continued weakness in Algeria; strong organic performance in mobile data revenue of +28% YoY

•	Reported EBITDA of USD 896 million; underlying EBITDA[2] organically[1] increased 0.6% with a margin of 40.6%

•	Profit for the period attributable to VimpelCom shareholders of USD 445 million

•	All regulatory approvals for the Italy joint venture received; closing expected shortly; strong performance in Italy ahead of transaction closing

•	VimpelCom free float nearly doubled to 20.1% after Telenor’s sale of VimpelCom ADSs in September 2016

•	FY 2016 guidance[3] confirmed at lower end of range for service revenue, underlying EBITDA margin and capex/revenue

•	Interim dividend of US 3.5 cents per ADS announced today

Amsterdam (3 November 2016)—VimpelCom Ltd. (NASDAQ: VIP), a leading global provider of telecommunications and digital services headquartered in Amsterdam and serving over 200 million customers, today announces financial and operating results for the quarter ended 30 September 2016. These results and the prior year numbers reflect the reclassification of Wind Italy as an asset held for sale pursuant to the announcement of signing of an agreement to form the joint venture with 3 Italia in August 2015.

JEAN-YVES CHARLIER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“VimpelCom reported stable performance in the third quarter of this year, in line with expectations. Service revenue and underlying EBITDA rose by 0.6% in the quarter on an organic basis, with particularly strong performances in Pakistan and Ukraine. Our business in Italy also reported solid results, with EBITDA growth of 11%, prior to the closing of the joint venture, which is expected shortly. We also continue to grow mobile data revenue across our footprint, by 28% year on year. As a result, we remain on track to achieve our financial targets for the full year, although at the lower range for service revenue and underlying EBITDA margin, while the capex to revenue ratio is trending towards 17%.

Our strategic plan to transform VimpelCom remains well underway with this quarter’s closing of our merger in Pakistan and the approval from the EU and Italian authorities of our joint venture in Italy. Furthermore, Telenor’s sale of a part of its stake in VimpelCom is an important milestone in our transformational journey, nearly doubling the size of our free float. Finally, We are also pleased to announce today, as expected, an interim dividend of USD 3.5 cents per American Depositary Share.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

(ITALY RECLASSIFIED AS AN ASSET HELD FOR SALE FOR ALL PERIODS, WARID NUMBERS CONSOLIDATED FROM Q3 2016)

	3Q16		3Q15	Reported YoY	Organic[1] YoY
USD mln	reported (incl. Warid)	pro-forma (excl. Warid)	reported (excl. Warid)
Total revenue, of which	2,372	2,290	2,442	(3%)	0.8%
mobile and fixed service revenue	2,287	2,209	2,364	(3%)	0.6%
mobile data revenue	379	372	314	21%	28.0%
EBITDA	896	876	58	n.m.	n.m.
EBITDA underlying[2]	962	942	1,017	(5%)	0.6%
EBITDA margin underlying (EBITDA underlying / total revenue)	40.6%	41.1%	41.7%	(1.1p.p.)	0.0p.p.
Profit/(loss) from continued operations	72	72	(847)	n.m
Profit/(loss) from discontinued operations	421	421	(123)	n.m
Profit/(loss) for the period attr. to VIP shareholders	445	445	(1,005)	n.m
Capital expenditures excl. licenses	382	378	448	(15%)
LTM Capex excl. licenses/revenue	16.7%	16.8%	18.6%	(1.9p.p.)
Operating cash flow (EBITDA underlying less Capex)	580	564	569	2%
Operating cash flow margin (operating cash flow / total revenue)	24.5%	24.6%	23.3%	1.1p.p.
Net debt	6,804	6,470	5,437	25%
Net debt /LTM EBITDA underlying	1.9	1.8	1.3
Total mobile customers (millions)[4]	205.5	195.1	195.4	5%	(0.1%)
Total fixed-line broadband customers (millions)[4]	2.2	2.2	3.4	(34%)	(34.1%)

1)	Organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including recent Warid acquisition (see Attachment D for reconciliations)
2)	Underlying EBITDA excludes transformation costs and material exceptional items, see Attachment D for reconciliations of non-GAAP measures
3)	FY 2016 guidance, except for leverage, excludes Warid financials, which were first consolidated starting from Q3 2016
4)	Excluding Italy, including Warid

For definitions used herein and not defined, please see Attachment C

VimpelCom Ltd. Q3 2016 | 1

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS (CONTINUED)

(ITALY RECLASSIFIED AS AN ASSET HELD FOR SALE FOR ALL PERIODS, WARID NUMBERS CONSOLIDATED FROM Q3 2016 )

	9M16		9M15	Reported YoY	Organic[1] YoY
USD mln	reported (incl. Warid)	pro-forma (excl. Warid)	reported (excl. Warid)
Total revenue, of which	6,551	6,469	7,324	(11%)	1.5%
mobile and fixed service revenue	6,329	6,252	7,139	(11%)	0.8%
mobile data revenue	1,013	1,006	926	10%	26.8%
EBITDA	2,449	2,429	2,064	19%	38.2%
EBITDA underlying[2]	2,672	2,652	3,028	(12%)	1.7%
EBITDA margin underlying (EBITDA underlying / total revenue)	40.8%	41.0%	41.3%	(0.6p.p.)	0.1p.p.
Profit/(loss) from continued operations	70	70	(661)	n.m
Profit/(loss) from discontinued operations	804	804	10	n.m.
Profit/(loss) for the period attr. to VIP shareholders	771	771	(713)	208%
Capital expenditures excl. licenses	839	835	1,120	(25%)
Operating cash flow (EBITDA underlying less Capex)	1,833	1,817	1,908	(4%)
Operating cash flow margin (operating cash flow / total revenue)	28.0%	28.1%	26.1%	1.9p.p.	2.0p.p.

1)	Organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including recent Warid acquisition; see Attachment D for reconciliations
2)	Underlying EBITDA excludes transformation costs and material exceptional items, see Attachment D for reconciliations of non-GAAP measures
3)	FY 2016 guidance, except for leverage, excludes Warid financials, which were first consolidated starting from Q3 2016
4)	Excluding Italy, including Warid

For definitions used herein and not defined, please see Attachment C

VimpelCom Ltd. Q3 2016 | 2

PRESENTATION OF FINANCIAL RESULTS

VimpelCom’s results presented in this earnings release are based on IFRS and have not been audited. For more information on interim financial schedules please refer to Management Discussion & Analysis (“MD&A”) and financial statements section. “EBITDA” or “reported EBITDA” presented in this document is called “Adjusted EBITDA” in the MD&A and financial statements section.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

All non GAAP measures disclosed further in the document, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, net debt, operating cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to comparable GAAP measures in Attachment D.

All comparisons are on a year-on-year basis unless otherwise stated.

VimpelCom Ltd. Q3 2016 | 3

MAIN EVENTS Q3 2016

•	Italy JV cleared by the European Commission on 1 September 2016 and by Italian Ministry of Economic Development (MISE) on 24 October 2016; closing expected shortly

•	VimpelCom free float nearly doubled to 20.1% after Telenor’s sale of VimpelCom ADSs in September 2016

•	VimpelCom shareholders elected the Supervisory Board and strengthened the digital leadership

•	Senior international management appointed in Russia

•	Interim dividend of US 3.5 cents per ADS announced today

ITALY JV CLEARED BY THE EUROPEAN COMMISSION ON 1 SEPTEMBER 2016 AND BY ITALIAN MINISTRY OF ECONOMIC DEVELOPMENT (MISE) ON 24 OCTOBER 2016

On 1 September 2016, CK Hutchison Holdings Ltd. (“CK Hutchison”), parent company of 3 Italia, and VimpelCom, parent company of Wind, welcomed the European Commission’s decision to approve the 50/50 joint venture that will create the leading mobile operator in Italy.

On 24 October 2016, CK Hutchison and VimpelCom have also received final approval from the Italian Ministry of Economic Development (Ministero dello Sviluppo Economico or MISE) for their 50/50 joint venture to combine their respective mobile businesses.

Wind Italy reported strong results ahead of the transaction completion, which is expected shortly. The merger integration plan is ready to be implemented from ‘day one’ post completion.

VIMPELCOM FREE FLOAT NEARLY DOUBLED TO 20.1% AFTER TELENOR’S SALE OF VIMPELCOM ADSs IN SEPTEMBER 2016

VimpelCom’s free float nearly doubled to 20.1% after Telenor East Holding II AS (“Telenor”) sold 163,875,000 American Depositary Shares (“ADSs”) at a public offering price of USD 3.50 per ADS, each representing one common share of the company pursuant to an underwritten offering. VimpelCom has not received any proceeds from the sale of the ADSs by Telenor, and Telenor’s sale of the ADSs has not resulted in dilution of the company’s issued and outstanding shares. In addition, Telenor also launched a USD 1,000,000,000 0.25 per cent bond due 2019 that will be exchangeable under certain conditions for up to a total of 204,081,633 ADSs (subject to adjustment) at an exchange price representing a premium of 40% to the public offering price of the ADSs sold by Telenor.

VIMPELCOM SHAREHOLDERS ELECTED THE SUPERVISORY BOARD AND STRENGTHENED THE DIGITAL LEADERSHIP

VimpelCom announced the election of its Supervisory Board members during its Annual General Meeting of Shareholders (AGM), which was held in Amsterdam in August 2016. The company’s shareholders re-elected Mikhail Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Sir Julian Horn-Smith, Nils Katla, and Alexey Reznikovich, together with newly elected Supervisory Board members, Stan Chudnovsky and Jørn P. Jensen. The new appointments bring added expertise in technology, digital entrepreneurship, and international corporate leadership to the Supervisory Board, and support VimpelCom’s ambition to be a leader in digital innovation across the markets it serves.

SENIOR INTERNATIONAL MANAGEMENT APPOINTED IN RUSSIA

During the quarter, VimpelCom accepted the resignation of Mikhail Slobodin as CEO of its Russian operations and appointed Kjell Johnsen, who leads VimpelCom’s Major Markets, as interim CEO of that business. Kjell has extensive experience in the country and will continue to drive the company’s transformation forward. Kjell Johnsen joined VimpelCom in August 2016 as Head of Major Markets and has international expertise in senior roles across a variety of industries, with responsibility for markets such as Russia, Scandinavia, and Central and Eastern Europe. VimpelCom also appointed Fabrizio Mambrini to the role of Chief Financial Officer of VimpelCom Russia. Fabrizio succeeds Nikolay Ivanov, who has decided to pursue opportunities outside of the company.

DIVIDEND ANNOUNCEMENT

The company announces today that the Supervisory Board has approved and authorized the payment of an interim dividend of US 3.5 cents per ADS. The record date for the company’s shareholders entitled to receive the dividend payment has been set for 18 November 2016. It is expected that the dividend will be paid by 7 December 2016. The company will make appropriate tax withholdings of up to 15% when the dividend is paid to the company’s ADS depositary, The Bank of New York Mellon.

VimpelCom Ltd. Q3 2016 | 4

GROUP PERFORMANCE Q3 2016

•	Reported service revenue declined 3% YoY, organic growth of 0.6% YoY

•	Reported EBITDA of USD 896 million includes exceptional costs of USD 66 million, mainly related to performance transformation; underlying EBITDA organically increased 0.6% YoY

•	Profit for the period attributable to VimpelCom shareholders of USD 445 million

FINANCIALS BY COUNTRY

USD mln	3Q16	3Q15	Reported YoY	Organic YoY	Forex and other	9M16	9M15	Reported YoY	Organic YoY	Forex and other
Total revenue	2,372	2,442	(3%)	1%	(4%)	6,551	7,324	(11%)	2%	(12%)
Russia	1,101	1,154	(5%)	(2%)	(3%)	3,004	3,513	(14%)	(1%)	(13%)
Pakistan	368	252	46%	17%	29%	926	758	22%	15%	7%
Algeria	264	325	(19%)	(13%)	(5%)	794	975	(19%)	(10%)	(9%)
Bangladesh	157	154	2%	3%	(1%)	469	452	4%	5%	(1%)
Ukraine	155	166	(7%)	9%	(16%)	436	470	(7%)	11%	(18%)
Uzbekistan	169	186	(9%)	5%	(14%)	498	528	(6%)	9%	(15%)
Other	158	205	(23%)			424	628	(32%)
Service revenue	2,287	2,364	(3%)	1%	(4%)	6,329	7,139	(11%)	1%	(12%)
Russia	1,066	1,111	(4%)	(1%)	(3%)	2,903	3,403	(15%)	(1%)	(13%)
Pakistan	345	238	45%	16%	29%	871	718	21%	14%	7%
Algeria	263	321	(18%)	(13%)	(5%)	787	967	(19%)	(10%)	(9%)
Bangladesh	153	151	1%	2%	(1%)	458	445	3%	4%	(1%)
Ukraine	154	165	(7%)	9%	(16%)	434	469	(7%)	11%	(18%)
Uzbekistan	169	185	(9%)	5%	(14%)	498	527	(6%)	9%	(15%)
Other	137	193	(29%)			378	610	(38%)
EBITDA	896	58	n.m.	n.m.	n.m.	2,449	2,064	19%	38%	(20%)
Russia	413	455	(9%)	(6%)	(3%)	1,155	1,399	(17%)	(5%)	(13%)
Pakistan	147	103	42%	25%	18%	378	305	24%	20%	4%
Algeria	135	178	(24%)	(19%)	(5%)	422	522	(19%)	(10%)	(9%)
Bangladesh	73	69	6%	7%	(1%)	212	192	11%	11%	(1%)
Ukraine	86	84	1%	18%	(17%)	237	218	9%	30%	(21%)
Uzbekistan	96	99	(2%)	12%	(15%)	290	316	(8%)	6%	(14%)
Other	(54)	(930)	(94%)			(245)	(888)	(72%)
EBITDA margin	37.8%	2.4%	35.4p.p.			37.4%	28.2%	9.2p.p.
EBITDA underlying	962	1,017	(5%)	0.6%	(6%)	2,672	3,028	(12%)	2%	(13%)
Russia	419	455	(8%)	(5%)	(3%)	1,164	1,399	(17%)	(4%)	(13%)
Pakistan	154	97	60%	41%	19%	403	303	33%	29%	4%
Algeria	148	178	(17%)	(11%)	(5%)	435	522	(17%)	(8%)	(9%)
Bangladesh	73	71	3%	4%	(1%)	222	194	15%	16%	(1%)
Ukraine	86	84	1%	18%	(17%)	236	218	9%	30%	(21%)
Uzbekistan	96	115	(16%)	(4%)	(12%)	287	332	(14%)	(0%)	(13%)
Other	(14)	17	(184%)			(75)	60	(226%)
EBITDA margin underlying	40.6%	41.7%	(1.1p.p.)	0.0p.p.		40.8%	41.3%	(0.6p.p.)	0.1p.p.

Group service revenue for Q3 2016 decreased 3% year-on-year to USD 2.3 billion due to adverse currency movements, while it increased organically by 0.6%, driven by positive performances in Pakistan and Ukraine, partially offset by continued weakness in Algeria. In Q3 2016 the decrease in voice revenue was offset by strong organic growth in mobile data revenue of 28%. Total mobile customers increased by approximately 10.1 million to 205.5 million at the end of Q3 2016, mainly driven by the consolidation of Warid’s customers in Pakistan from July 2016.

Group EBITDA reported in Q3 2016 was USD 896 million, compared to USD 58 million in Q3 2015. Underlying EBITDA was USD 962 million, reflecting an organic increase of 0.6%. The exceptional items in this period primarily relate to the cost of the Group-wide performance transformation program. In Q3 2015, VimpelCom recognized exceptional items totaling USD 960 million, related to provisions of USD 916 million for investigations by the SEC/DOJ/OM and other legal costs as well as USD 44 million of performance transformation costs. The reconciliation table for EBITDA and underlying EBITDA is set forth in Attachment D.

VimpelCom Ltd. Q3 2016 | 5

In Russia, service revenue organically decreased 1% in Q3 2016. Fixed-line service revenue decreased organically by 3% mainly as a result of corporate customers changing their contracts from U.S. dollar to ruble together with lower business to consumer revenue. Mobile service revenue decreased organically by 0.7%, driven by lower voice and roaming revenue due to an average price per minute reduction, almost fully offset by strong organic growth in mobile data revenue of 21%. Beeline’s mobile customer base decreased by 1.5% to 58.1 million.

In Q3 2016, EBITDA decreased 6% in Russia, while underlying EBITDA decreased organically 5%, adjusted for exceptional costs of RUB 379 million related to the performance transformation program. The effect of the decrease in revenue and increased interconnect costs and traffic termination costs was partly offset by cost savings as a result of the performance transformation initiatives.

Pakistan’s reported results are positively impacted by the consolidation of Warid from 1 July 2016. Reported service revenue increased by 47%, while organically, excluding Warid, it increased by 16%, driven by growth in all revenue streams. Data revenue, excluding Warid, organically increased by 71%, mainly due to successful data monetization initiatives, including attractive bundle offers and the unification of the tariff portfolio, together with continued 3G network expansion.

Underlying EBITDA margin, excluding integration costs related to the Warid transaction, was 42% in Q3 2016, supported by Warid’s improved margin resulting from the progress of integration activities.

In Algeria, service revenue organically decreased 13%, primarily due to the combined impact of historic 3G coverage shortfalls, sub-optimal changes in early 2016 to billing increments and the commission structure for indirect distribution, which were partially corrected in Q2 2016, and forced migrations from legacy tariffs from late 2015 onwards. Data revenue continued to grow strongly by 57%, mainly due to the higher usage and substantial increase in data customers as a result of the 3G network roll-out.

In Q3 2016, EBITDA decreased 19% to DZD 14.9 billion due to the decrease in revenue, while underlying EBITDA decreased 11%, adjusted for exceptional costs related to the performance transformation program.

In Bangladesh, Banglalink’s service revenue increased 2% in Q3 2016, mainly driven by continued increase in data revenue of 45%, offset by lower voice revenue. The relative deceleration of the year-on-year revenue growth rate was primarily caused by the imposition of an incremental 2% supplementary duty on recharges from June 2016 on top of the additional 1% surcharge from March 2016, and the gap in 3G network coverage versus the market leader.

Underlying EBITDA grew 4%, driven by both the revenue growth and performance transformation initiatives, particularly in human resources and commercial costs.

In Ukraine, service revenue grew organically 9% YoY, primarily as a result of successful commercial activities and the strong growth of mobile data revenue of 62%.

Underlying EBITDA organically increased 18% in Q3 2016 and the EBITDA margin grew just in excess of 55%, driven by higher revenue and lower interconnect costs, partly offset by an increase in frequency fee, inflation on rent and utilities and a negative currency devaluation effect on opex denominated in foreign currency.

In Uzbekistan, service revenue increased organically by 5%, mainly as a result of the impact of Beeline’s price plans being denominated in U.S. dollars, increased interconnect revenue and 7% growth of mobile data revenue.

Underlying EBITDA decreased organically by 4% and underlying EBITDA margin decreased 5 percentage points to 57%, mainly driven by the increased customer tax. The increase in customer tax to UZS 1,500 per customer from UZS 750 negatively impacted EBITDA margin by 4.3 percentage points.

In Other, we have included the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan, intercompany eliminations and HQ costs.

VimpelCom Ltd. Q3 2016 | 6

INCOME STATEMENT ELEMENTS & CAPITAL EXPENDITURES

USD mln	3Q16	3Q15	YoY	9M16	9M15	YoY
Total revenue	2,372	2,442	(3%)	6,551	7,324	(11%)
Service revenue	2,287	2,364	(3%)	6,329	7,139	(11%)
EBITDA	896	58	n.m.	2,449	2,064	19%
EBITDA margin	37.8%	2.4%	35.4p.p.	37.4%	28.2%	9.2p.p.
Depreciation, amortization and other	(490)	(538)	(9%)	(1,456)	(1,706)	(15%)
EBIT	406	(480)	(185%)	993	358	177%
Financial income and expenses	(210)	(188)	12%	(565)	(592)	(5%)
Net foreign exchange (loss)/gain and others	(10)	(166)	(94%)	8	(279)	(103%)
Profit/(loss) before tax	186	(834)	(122%)	436	(513)	n.m
Income tax expense	(113)	(13)	838%	(366)	(148)	147%
Profit/(loss) from continued operations	73	(847)	n.m	70	(661)	n.m
Profit/(loss) from discontinued operations	421	(123)	n.m.	803	10	n.m.
Profit for the period attributable to VimpelCom shareholders	445	(1,005)	n.m.	771	(713)	n.m.

	3Q16	3Q15	YoY	9M16	9M15	YoY
Capex expenditures	425	460	(8%)	971	1,314	(26%)
Capex expenditures excl licenses	382	448	(15%)	839	1,120	(25%)
LTM Capex excl licenses/revenue	16.7%	18.6%	(1.9p.p.)

EBIT increased year-on-year in Q3 2016 to USD 406 million due to the higher reported EBITDA, as in Q3 2015 the company recognized exceptional items totaling USD 960 million, described above. Q3 2015 depreciation and amortization expenses were affected by accelerated depreciation in Pakistan due to an equipment swap.

Profit before tax increased to USD 186 million as a result of higher EBIT. Financial expenses slightly increased due to bonds issued by GTH Finance B.V. in April 2016 and the consolidation of interest expenses from Warid’s debt. Lower foreign exchange expenses in Q3 2016 are primarily a result of ruble appreciation during the quarter.

Income tax expense increased in Q3 2016 to USD 113 million due to the change in the tax regime in Uzbekistan, which caused the effective tax rate in that country to increase to 50% from 2016 onwards, coupled with the reversals of USD 70 million deferred tax provisions in respect of withholding taxes in Q3 2015.

Profit from discontinued operations was USD 421 million in Q3 2016, positively impacted by USD 185 million of fair value adjustment on derivatives. In Q3 2015 the company recorded a loss from discontinued operations of USD 123 million, mainly impacted by USD 236 million charge arising from the treatment of the Italian towers transaction as a sale of business.

Profit for the period attributable to VimpelCom shareholders was USD 445 million, which was positively impacted by the profit from discontinued operations.

Capex decreased 8% to USD 425 million in Q3 2016, primarily as a result of the performance transformation program, leading to a LTM capex excluding licenses to revenue ratio of 16.7%. The company will maintain its strategy of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia and Algeria and 3G networks in Algeria, Bangladesh, Pakistan and Ukraine.

VimpelCom Ltd. Q3 2016 | 7

FINANCIAL POSITION & CASH FLOW

USD mln	3Q16	2Q16	QoQ
Total assets	36,381	34,888	4%
Shareholders’ equity	4,778	4,365	9%
Gross debt	10,804	10,560	2%
Net debt	6,804	6,575	3%
Net debt / underlying LTM EBITDA	1.9	1.8

USD mln	3Q16	3Q15	YoY	9M16	9M15	YoY
Net cash from / (used in) operating activities	988	1,089	(101)	1,430	1,126	304
from continued operations	741	806	(66)	808	619	188
from discontinued operations	247	283	(35)	622	507	116
Net cash from / (used in) investing activities	(493)	(928)	435	(1,670)	(1,685)	15
from continued operations	(325)	(739)	414	(1,091)	(1,820)	729
from discontinued operations	(168)	(189)	21	(579)	135	(714)
Net cash from / (used in) before financing activities	495	161	334	(240)	(559)	319
Net cash from / (used in) financing activities	(370)	(199)	(172)	349	(1,339)	1,688
from continued operations	(360)	(186)	(174)	369	(635)	1,005
from discontinued operations	(10)	(13)	2	(20)	(704)	683

Gross debt increased 2% quarter-on-quarter by USD 244 million mainly due to the consolidation of USD 360 million of debt after the closure of the transaction to merge Mobilink with Warid on 1 July 2016.

Net debt increased 3% quarter-on-quarter, mainly due to the consolidation of Warid’s debt as mentioned above.

Net cash from operating activities decreased in Q3 2016 by USD 101 million mainly due to the year-on-year decline in EBITDA, which was negatively affected by currency movements.

Net cash flow used in investing activities decreased by USD 435 million mainly due to lower cash capital expenditures and inflow from loan granted by Mobilink to Warid of USD 81 million to repay a credit facility as part of the closing of the transaction in Pakistan in Q2 2016.

Net cash used in financing activities was negative in Q3 2016 due to dividend payments to non-controlling interests in Algeria, repayment of certain credit facilities and borrowings with expired maturity. In 3Q15 the outflow is mainly explained by dividend payments to non-controlling interests in Kazakhstan and Kyrgyzstan.

VimpelCom Ltd. Q3 2016 | 8

COUNTRY PERFORMANCE – Q3 2016

•	Russia

•	Pakistan

•	Algeria

•	Bangladesh

•	Ukraine

•	Uzbekistan

•	Italy

VimpelCom Ltd. Q3 2016 | 9

RUSSIA

RUB mln	3Q16	3Q15	YoY	9M16	9M15	YoY
Total revenue	71,177	72,369	(2%)	204,211	206,680	(1%)
Mobile service revenue	57,935	58,307	(1%)	165,324	165,382	(0%)
Fixed-line service revenue	10,955	11,327	(3%)	31,940	34,761	(8%)
EBITDA	26,710	28,466	(6%)	78,389	82,132	(5%)
EBITDA underlying	27,090	28,466	(5%)	78,999	82,132	(4%)
EBITDA margin	37.5%	39.3%	(1.8p.p.)	38.4%	39.7%	(1.4p.p.)
EBITDA underlying margin	38.1%	39.3%	(1.3p.p.)	38.7%	39.7%	(1.1p.p.)
Capex excl. licenses	9,444	12,358	(24%)	19,817	28,702	(31%)
LTM Capex excl. licenses /revenue	15.6%	17.5%	(1.9p.p.)
Mobile
Total revenue	60,196	61,004	(1%)	172,143	171,785	0%
- of which mobile data	13,656	11,268	21%	38,428	31,945	20%
Customers (mln)	58.1	59.0	(2%)
- of which data users (mln)	35.8	33.3	8%
ARPU (RUB)	321	325	(1%)
MOU (min)	335	319	5%
Data usage (MB/user)	2,040	1,607	27%
Fixed-line
Total revenue	10,981	11,366	(3%)	32,068	34,895	(8%)
Broadband revenue	2,175	2,869	(24%)	7,456	9,096	(18%)
Broadband customers (mln)	1.8	2.2	(18%)
Broadband ARPU (RUB)	378	428	(12%)

The macro-economic slowdown and weakened ruble continued to negatively impact revenue growth and profitability in Russia. In addition, competition has increased during 2016 and the company expects the environment to remain challenging for the remainder of the year.

Beeline’s mobile customer base decreased by 2% year-on-year to 58.1 million in Q3 2016. Annualized churn increased 1.3 percentage points to 55%, reflecting the increased competition in the market and price sensitivity of customers due to an unstable macro-economic environment. Net Promoter Score (“NPS”) was stable, while relative NPS continued to improve, reaching the number one position among the three main operators.

Total service revenue in Q3 2016 declined 1% to RUB 68.9 billion, as a result of a decline in fixed-line and mobile service revenue. Mobile service revenue decreased 1% to RUB 57.9 billion, driven by lower voice and roaming revenue, resulting from an average price per minute reduction as existing customers continued to migrate to the company’s new price plans. Beeline successfully launched a fixed mobile convergence (“FMC”) offer during the first quarter of this year, introducing a bundle combining mobile and fixed-broadband services. The take up for this service has been strong with more than 355,000 customers and FMC revenue already amounted to more than one percent of mobile service revenue in Q3 2016.

Mobile data revenue continued to grow strongly, increasing 21% to RUB 13.7 billion, attributable to the active bundle promotion, increased smartphone penetration, growth in mobile data customers and customer traffic growth.

Fixed-line service revenue decreased by 3% to RUB 11.0 billion mainly as a result of corporate customers changing their contracts from U.S. dollar to ruble and lower B2C revenue.

In Russia, reported EBITDA decreased 6% to RUB 26.7 billion. Underlying EBITDA decreased 5%, adjusted for exceptional costs of RUB 379 million related to the performance transformation program in Q3 2016. The effects of the decrease in revenue, increased traffic termination costs and increased interconnect costs, which were due to growth of mobile outbound off-net traffic resulting from increasing penetration of bundles with large allowances, was partly offset by cost savings as a result of the performance transformation initiatives.

Capex excluding licenses decreased 24% to RUB 9.4 billion, largely due to phasing, together with capital efficiency improvements, resulting from savings from centralizing procurement on a global basis. The LTM capex to revenue ratio for Q3 2016 was 15.6%. LTM operating cash flow margin, defined as EBITDA less capex, was at a level of 22.4% in Q3 2016.

VimpelCom Ltd. Q3 2016 | 10

PAKISTAN

PKR bln	3Q16	3Q15	YoY reported	YoY organic	9M16	9M15	YoY reported	YoY organic
Total revenue	38.5	25.9	49%	17%	96.9	77.3	25%	15%
Mobile service revenue	36.1	24.5	47%	16%	91.2	73.3	24%	14%
of which mobile data	4.6	2.2	106%	71%	11.3	6.2	81%	69%
EBITDA	15.4	10.6	45%	25%	39.6	31.2	27%	20%
EBITDA underlying	16.2	10.0	62%	41%	42.2	31.0	36%	29%
EBITDA margin	40.0%	41.0%	(1.1p.p.)	2.5p.p.	40.8%	40.3%	0.5p.p.	1.8p.p.
EBITDA underlying margin	42.0%	38.5%	3.5p.p.	7.6p.p.	43.5%	40.0%	3.5p.p.	5.1p.p.
Capex excl. licenses	7.6	6.7	14%	7%	12.5	17.3	(28%)	(31%)
LTM Capex excl. licenses /revenue	15.9%	25.7%	(9.8p.p.)	(9.8p.p.)
Mobile
Customers (mln)	51.0	35.2	45%	15%
- of which mobile data customers (mln)	24.7	15.6	59%	38%
ARPU (PKR)	233	230	1%	(1%)
MOU (min)	566	684	(17%)	(10%)
Data usage (MB/user)	421	349	21%	17%

Year-on year organic change in the table above calculated based on Mobilink stand-alone numbers

In July 2016, VimpelCom closed the transaction to merge Mobilink with Warid, strengthening its leading position in Pakistan. Warid’s financial results have been consolidated in VimpelCom´s accounts from 1 July 2016.

Despite aggressive price competition in the market, the newly merged entity gained market share in Q3 2016, as Mobilink continued to show double digit growth of its mobile customer base and revenue. Underlying EBITDA margin, excluding integration costs related to the Warid transaction, was 42% in Q3 2016, supported by Warid’s improved margins, resulting from the progress of integration activities. Capex increased to PKR 7.6 billion in Q3 2016 with a LTM capex to revenue ratio of 15.9%, driven by integration expenses. LTM operating cash flow margin was 27.2% in Q3 2016.

The company is fully focused on the post transaction integration. A merger petition was filed with the Islamabad High Court in early October 2016. The company expects to finalize the legal merger of Mobilink and Warid by Q1 2017. The two companies have already introduced unified on-net offers to their customers since late October 2016. Site sharing activities and marketing cost optimization resulted in the first synergies, totaling PKR 0.5 billion in Q3 2016.

MOBILINK STAND-ALONE PERFORMANCE IN Q3 2016

Mobilink’s market position continued to improve in Q3 2016, demonstrating strong performance with double-digit YoY revenue and EBITDA growth.

In Q3 2016, Mobilink’s service revenue increased by 16%, supported by all revenue streams. Mobilink continues to show voice and SMS revenue growth, which is a result of customer growth. Data revenue grew by 71% due to successful data monetization initiatives, including attractive bundle offers and the unification of the tariff portfolio, together with continued 3G network expansion.

Mobilink’s customer base increased 15% YoY in Q3 2016 supported by the continued focus on price simplicity, distribution and offer transparency. The company sees data and voice monetization among its key priorities, underpinned by striving to be the best network in terms of both quality of service and coverage.

In order to stimulate the increase in smartphone penetration, in Q3 2016 Mobilink continued to promote co-branded devices, ranging from low-end feature phones to high-end smartphones and tablets under the ‘Jazz X’ brand. Mobilink also invested in its distribution capabilities through launching mono-brand stores and establishing strategic partnerships with leading handset suppliers.

Mobile Financial Services (“MFS”) revenue continued to show robust growth at 42%, driven by the success of over-the-counter (“OTC”) transactions and higher agent activity.

VimpelCom Ltd. Q3 2016 | 11

ALGERIA

DZD bln	3Q16	3Q15	YoY	9M16	9M15	YoY
Total revenue	29.0	33.4	(13%)	86.5	95.7	(10%)
Mobile service revenue	28.9	33.1	(13%)	85.8	94.9	(10%)
of which mobile data	2.1	1.4	57%	5.6	3.2	73%
EBITDA	14.9	18.3	(19%)	45.9	51.3	(10%)
EBITDA underlying	16.3	18.3	(11%)	47.4	51.3	(8%)
EBITDA margin	51.3%	54.8%	(3.6p.p.)	53.1%	53.6%	(0.5p.p.)
EBITDA underlying margin	56.2%	54.8%	1.4p.p.	54.8%	53.6%	1.2p.p.
Capex excl. licenses	4.3	3.4	28%	12.0	12.2	(2%)
LTM Capex excl. licenses/revenue	16.3%	14.8%	1.5p.p.
Mobile
Customers (mln)	15.9	16.9	(6%)
- of which mobile data customers (mln)	6.4	3.4	87%
ARPU (DZD)	584	638	(8%)
MOU (min)	320	390	(18%)
Data usage (MB/user)	345	255	35%

Although Djezzy’s operations delivered strong margins during Q3 2016, the company continued to experience significant pressure on results. While the decrease in revenue was slightly mitigated by the shift in Ramadan calendar resulting in a positive contribution in Q3 2016 of 2% year-on-year in revenue, Djezzy continued to face customer churn and ARPU erosion. The company expects this pressure to continue for the remainder of the year, as it will take time to stabilize its commercial proposition and its customer base.

The regulatory environment is improving in Algeria as Djezzy’s Significant Market Player status was lifted in September 2016, which removes the Algeria Regulatory Authority for Post and Telecommunications approval procedure and on-net/off-net asymmetry test on new commercial offers. The mobile termination rate (“MTR”) asymmetry for Djezzy is under discussion with the regulator, which is the final step in lifting the regulatory hurdles.

VimpelCom’s customer base in Algeria decreased 6% year-on-year to 15.9 million and ARPU declined by 8% due to the combined impact of historic 3G coverage shortfalls, sub-optimal changes in early 2016 to billing increments and the commission structure for indirect distribution, which were partially corrected in Q2 2016, and forced migrations from legacy tariffs from late 2015 onwards.

As a result, Djezzy’s Q3 2016 service revenue was DZD 28.9 billion, down 13% year-on-year, while data revenue continued to grow strongly by 57%, due to the higher usage and substantial increase in data customers as a result of the 3G network roll-out.

The company is taking further measures to improve performance and stabilize its customer base, including distribution transformation and monobrand roll-out, promoting micro campaigns with tailored services to increase satisfaction, data monetization activities and smartphone promotions coupled with bundle offers. In late October, Djezzy launched a simplified data centric pricing architecture, with new simple bundle offers “Djezzy carte”, “Liberty” and “Millenium” available to all customers.

In Q3 2016, EBITDA decreased 19% to DZD 14.9 billion due to the decrease in revenue. EBITDA margin remained strong at 51.3% due to commercial and network costs optimization as well as a decline in personnel costs, driven by headcount reduction. Underlying EBITDA decreased 11%, adjusted for exceptional costs of DZD 1.4 billion related to the performance transformation program in Q3 2016, while underlying EBITDA margin improved to 56.2%

In Q3 2016, Djezzy continued to roll-out 3G in new regions and, as a result, Djezzy’s 3G network covers 41 wilayas (provinces) while full 3G deployment across all 48 of Algeria’s wilayas is expected to be complete by the end of 2016. In Q3 2016, capex was DZD 4.3 billion, a 28% increase, while the LTM capex to revenue ratio was 16.3%. LTM operating cash flow margin was 39.4% in Q3 2016.

Djezzy launched high-speed 4G/LTE services in early October 2016 in three wilayas. The company expects to launch 4G/LTE services in 20 wilayas by the end of 2016, subject to regulatory approval, aiming to operate the leading network and win back high value customers.

VimpelCom Ltd. Q3 2016 | 12

BANGLADESH

BDT bln	3Q16	3Q15	YoY	9M16	9M15	YoY
Total revenue	12.3	11.9	3%	36.7	35.1	5%
Mobile service revenue	12.0	11.8	2%	35.9	34.6	4%
of which mobile data	1.3	0.9	45%	3.5	2.3	54%
EBITDA	5.7	5.3	7%	16.6	14.9	11%
EBITDA underlying	5.7	5.5	4%	17.4	15.1	16%
EBITDA margin	46.7%	44.7%	2.0p.p.	45.2%	42.4%	2.8p.p.
EBITDA underlying margin	46.7%	46.0%	0.7p.p.	47.4%	42.9%	4.6p.p.
Capex excl. licenses	1.7	3.8	(54%)	5.6	7.2	(22%)
LTM Capex excl. licenses /revenue	18.3%	25.3%	(7.1p.p.)
Mobile
Customers (mln)	29.0	32.3	(10%)
- of which mobile data customers (mln)	14.6	14.8	(1%)
ARPU (BDT)	132	121	9%
MOU (min)	322	309	4%
Data usage (MB/user)	254	104	143%

Banglalink continued to demonstrate year-on-year growth in Q3 2016 in both revenue and EBITDA despite intense market competition.

The main operational focus during Q3 2016 was the SIM re-verification completion. This government-mandated initiative started in December 2015 and required each mobile phone operator to verify all customers using fingerprints in order to ensure authentic registration, proper accountability and enhanced security. The company believes that this initiative will also provide a solid and secure customer base to develop new revenue from MFS as part of our digital strategy. This program contributed to a slowdown of acquisition activity across the market in the first half of 2016. In Q3 2016 the SIM re-verification process was completed, resulting in 3.8 million SIM cards being blocked by Banglalink; excluding the results of the re-verification process, the customer base in Q3 2016 would have increased by 1% YoY.

In Q3 2016, Banglalink’s service revenue increased 2% to BDT 12.0 billion. This increase in revenue was mainly driven by continued increase in data revenue of 45%, partially offset by lower voice revenue. This data revenue growth was driven by data usage growth of 143% and growth in active data users, while on a reported basis data users decreased as a result of SIM re-verification blocking.

Despite aggressive price competition, Banglalink’s ARPU increased 9% mainly on the back of growing data traffic and also due to inactive and unverified SIMs blocked by Banglalink in Q3 2016. The relative deceleration of the year-on-year revenue growth rate was primarily caused by the imposition of an incremental 2% supplementary duty on recharges from June 2016 on top of the additional 1% surcharge from March 2016, together with the gap in 3G network coverage versus the market leader.

In Q3 2016, the company’s underlying EBITDA grew 4% to BDT 5.7 billion driven by both the revenue growth and the impact of performance transformation initiatives, particularly with respect to human resources and commercial costs. As a result, in Q3 2016, the underlying EBITDA margin was 46.7%, which represents a 0.7 percentage point YoY increase.

Capex decreased 54% to BDT 1.7 billion in Q3 2016, while the LTM capex to revenue ratio was 18.3% and the LTM operating cash flow margin was 29.3% in Q3 2016. Banglalink continues to invest in efficient data networks and expanding network coverage. Banglalink’s 3G network covered 54% of the population at the end of Q3 2016.

VimpelCom Ltd. Q3 2016 | 13

UKRAINE

UAH mln	3Q16	3Q15	YoY	9M16	9M15	YoY
Total revenue	3,922	3,595	9%	11,079	10,003	11%
Mobile service revenue	3,652	3,348	9%	10,250	9,269	11%
Fixed-line service revenue	261	238	10%	782	709	10%
EBITDA	2,170	1,835	18.3%	6,019	4,625	30%
EBITDA underlying	2,170	1,835	18.3%	5,999	4,625	30%
EBITDA margin	55.3%	51.0%	4.3p.p.	54.3%	46.2%	8.1p.p.
EBITDA underlying margin	55.3%	51.0%	4.3p.p.	54.1%	46.2%	7.9p.p.
Capex excl. licenses	860	778	11%	1,836	2,697	(32%)
LTM Capex excl. licenses/revenue	18.6%	24.8%	(6.2p.p.)
Mobile
Total operating revenue	3,661	3,357	9%	10,297	9,293	11%
- of which mobile data	659	408	61%	1,699	993	71%
Customers (mln)	26.3	25.7	2%
- of which data customers(mln)	10.6	11.7	(9%)
ARPU (UAH)	46	42	10%
MOU (min)	544	537	1%
Data usage	400	173	131%
Fixed-line
Total operating revenue	261	238	10%	782	709	10%
Broadband revenue	150	132	13%	448	381	18%
Broadband customers (mln)	0.8	0.8	0%
Broadband ARPU (UAH)	62	54	14%

Kyivstar continued to deliver strong results in Q3 2016, despite a challenging macro-economic environment, with the company maintaining its clear leadership in the market.

Total service revenue increased 9% year-on-year to UAH 3.9 billion in Q3 2016. Mobile service revenue also grew 9% to UAH 3.7 billion as a result of strong growth of mobile data revenue and driven by successful commercial activities. Mobile data revenue experienced strong growth of 61% driven by the continued 3G roll-out, active promotions of smartphones and data-oriented tariff plans.

Kyivstar’s mobile customer base increased 2% to 26.3 million in Q3 2016, reporting year-on-year growth following a negative growth trend since Q2 2015 driven by a customer decline in eastern Ukraine. On an annual basis, churn improved by 16 percentage points to 10%, driven by reactivations, an effect that is expected to reverse in the fourth quarter of this year.

Fixed-line service revenue increased 10% to UAH 261 million, supported by fixed residential broadband (‘’FTTB’’) revenue, which continued to outgrow the market, increasing 13%, driven primarily by the improved quality of the customer base and FTTB re-pricing.

EBITDA increased 18% to UAH 2.2 billion in Q3 2016 and EBITDA margin grew 4.3 percentage points to 55.3%, driven by higher revenue and lower interconnect cost, due to lower mobile termination rates and lower traffic to international destinations, partly offset by an increase in frequency fee, inflation on rent and utilities and a negative currency devaluation effect on opex denominated in foreign currency.

Kyivstar continued to roll-out its 3G network in Q3 2016, reaching 52% population coverage, up from 35% at the end of 2015. Q3 2016 capex was UAH 860 million with an LTM capex to revenue ratio of 18.6%, and LTM operating cash flow margin, defined as EBITDA less capex, was a strong 34.3% in Q3 2016.

VimpelCom Ltd. Q3 2016 | 14

UZBEKISTAN

UZS bln	3Q16	3Q15	YoY	9M16	9M15	YoY
Total revenue	502	480	5%	1,450	1,331	9%
Mobile service revenue	499	475	5%	1,439	1,319	9%
- of which mobile data	95	88	7%	279	258	8%
Fixed-line service revenue	3	3	(2%)	10	10	(1%)
EBITDA	287	255	12%	845	796	6%
EBITDA underlying	287	298	(4%)	836	839	(0%)
EBITDA margin	57.1%	53.1%	4.0p.p.	58.3%	59.8%	(1.5p.p.)
EBITDA underlying margin	57.1%	62.1%	(5.0p.p.)	57.7%	63.0%	(5.4p.p.)
Capex excl. licenses	112	87	29%	244	90	172%
Capex excl. licenses LTM/revenue	15.3%	8.8%	6.4p.p
Mobile
Customers (mln)	9.6	10.2	(6%)
- of which mobile data customers (mln)	4.5	4.8	(6%)
ARPU (UZS)	17,527	15,363	14%
MOU (min)	558	550	2%
Data usage (MB/user)	256	177	45%

The Uzbek market continues to experience intense competition, however Beeline remains the leader and was able to improve its market position, as it became the clear leader in NPS during the quarter.

Mobile service revenue increased 5% year-on-year to UZS 499 billion mainly as a result of the impact of Beeline’s price plans being denominated in U.S. dollars, together with increased interconnect revenue and mobile data revenue growth, which increased 7% driven by increased smartphone penetration and promotions, notwithstanding a 6% year-on-year decrease in mobile data customers. The overall customer base decreased 6% to 9.6 million, due to the launch of two new mobile operators in 2015.

EBITDA increased by 12%, as Q3 2015 was negatively impacted by a provision of UZS 42.4 billion related to a supplier contract dispute. Underlying EBITDA decreased 4% and underlying EBITDA margin decreased by 5.0 percentage points to 57.1%, primarily driven by increased customer-based taxes. The increase in customer tax to UZS 1,500 from UZS 750 per customer per month negatively impacted EBITDA margin by 4.3 percentage points.

Capex was UZS 112 billion and the LTM capex to revenue ratio was 15.3%, resulting from a 17% growth in 3G sites. LTM operating cash flow margin was a strong 44.8% in Q3 2016. The cash and deposits balances of USD 804 million are considered to be restricted from repatriation due to local government and central bank regulations and the company has implemented a structural approach to start cash upstreaming.

The increased customer tax will continue to impact EBITDA in the remainder of 2016. The company aims to maintain its leading market position in Uzbekistan by focusing on customer retention and high value customers.

VimpelCom Ltd. Q3 2016 | 15

ITALY (RECLASSIFIED AS AN ASSET HELD FOR SALE)

EUR mln	3Q16	3Q15	YoY	9M16	9M15	YoY
Total revenue	1,160	1,090	6%	3,316	3,250	2%
Mobile service revenue	765	752	2%	2,183	2,177	0%
Fixed-line service revenue	269	272	(1%)	796	828	(4%)
EBITDA	473	427	11%	1,253	1,230	2%
EBITDA margin	40.8%	39.1%	1.7p.p.	38%	38%	0.0p.p.
Capex excl. licenses	150.6	170.1	(11.4%)	514.0	528.0	(2.6%)
LTM Capex excl. licenses/revenue	16.8%	18.0%	(1.3p.p.)
Mobile
Total revenue	875	818	7%	2,495	2,398	4%
- of which mobile data	204	172	18%
Customers (mln)	20.7	21.3	(3%)
- of which data customers (mln)	11.7	11.3	4%
ARPU (EUR)	12.1	11.6	4%
MOU (min)	267	263	2%
Data usage (MB)	2,252	1,635	38%
Fixed-line
Total revenue	285	272	5%	821	852	(4%)
Total voice customers (mln)	2.7	2.8	(1%)
ARPU (EUR)	27.3	27.8	(2%)
Broadband customers (mln)	2.3	2.2	3%
Broadband ARPU (EUR)	21.2	21.1	0%

Wind delivered strong results prior to the closing of the Italy joint venture. Service revenue in Q3 2016 grew 1% year-on-year to EUR 1.0 billion, driven by a strong performance in mobile service revenue, returning to positive growth and a 28.9% increase in mobile handset sales resulting from the success of Wind’s “Telefono Incluso” bundles, coupled with a recovery in other revenue.

In Q3 2016, mobile service revenue increased 2%, returning to positive growth after 20 quarters of year-on-year declines. Mobile data revenue showed double digit growth of 18% to EUR 204 million, with mobile data customers growing 4% YoY to 11.7 million.

Mobile ARPU in Q3 2016 grew by 4% to EUR 12.1, positively impacted by the 13% growth of data ARPU, now representing 46% of total ARPU and more than offsetting the slight decline of the voice segment.

In Q3 2016, fixed-line service revenue slightly decreased by 1% to EUR 269 million, confirming signs of recovery QoQ.

The direct fixed-line customer base continued to improve, growing 4%, almost compensating for the 32% decline in the indirect segment.

In Q3 2016, the trend of customers shifting towards lower monthly fee bundles, including unlimited DSL and pay per use voice, was confirmed. The broadband customer base increased by 3% and was the key driver of the solid result of fixed LLU broadband. Revenue for this segment increased 8% to EUR 131 million, almost offsetting the voice segment decline.

The Group is launching its digital strategy in Italy, introducing the new customer engagement platform that will fundamentally change the way we interact with our customers.

Wind’s EBITDA in Q3 2016 increased by 11% to EUR 473 million, as a result of the positive performance in mobile service revenue, coupled with the strong focus on cost efficiency. EBITDA margin in Q3 2016 increased to 40.8%, which represents the highest EBITDA margin since the acquisition of Wind by VimpelCom.

In Q3 2016, Wind invested EUR 151 million in the expansion of the 4G/LTE network, as well as in the increase of capacity and coverage of the HSPA+ network. The 4G/LTE network covered 68% of the population at the end of Q3 2016.

On 1 September 2016 the EU commission approved the Italy JV transaction and on 24 October 2016 the MISE gave its authorization. The closing of the transaction is expected shortly, after which the results of the JV will be consolidated via the equity accounting method.

VimpelCom Ltd. Q3 2016 | 16

CONFERENCE CALL INFORMATION

On 3 November 2016, VimpelCom will host an analyst & investor conference call on its Q3 2016 results at 2:00 pm CET (1:00 pm BST). The call and slide presentation may be accessed at http://www.vimpelcom.com.

2:00 pm CET investor and analyst conference call

US call-in number: + 1 (877) 280 2296

Confirmation Code: 6037973

International call-in number: + 1 (212) 444 0412

Confirmation Code: 6037973

The conference call replay and the slide presentation webcast will be available until 17 November 2016. The slide presentation will also be available for download on VimpelCom’s website.

Investor and analyst call replay

US Replay Number: +1 (866) 932 5017

Confirmation Code: 6037973

UK Replay Number: 0 800 358 7735

Confirmation Code: 6037973

CONTACT INFORMATION

INVESTOR RELATIONS	MEDIA AND PUBLIC RELATIONS

Bart Morselt	Neil Moorhouse
ir@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. Q3 2016 | 17

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Forward-looking statements are not historical facts, and include statements relating to, among other things, the company’s anticipated performance and guidance for 2016; future market developments and trends; expected synergies and timing of completion of the Italy joint venture, including expectations regarding capex and opex benefits; realization of the synergies of the Warid transaction; operational and network development and network investment, including expectations regarding the roll out and benefits of 4G/LTE networks in Russia and Algeria, anticipated timing of roll-out and benefits from 3G services in Algeria, Bangladesh, Pakistan and Ukraine and the company’s ability to realize its targets and strategic initiatives in the various countries of operation. The forward-looking statements included in this release are based on management’s best assessment of the company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in our markets; government investigations or other regulatory actions and/or litigation with third parties; failure to complete the Italy joint venture; failure of the expected benefits of the Italy joint venture and the Warid transaction to materialize as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies, and other risks beyond the parties’ control and failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program, the effect of foreign currency fluctuations, increased competition in the markets in which VimpelCom operates and the effect of consumer taxes on the purchasing activities of consumers of VimpelCom‘s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC and other public filings made by the company with the SEC. The forward-looking statements speak only as of the date hereof, and the company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom operates under the “Beeline”, “WIND”, “Djezzy”, “Mobilink”, “Kyivstar”, “banglalink” and “Telecel” brands.

Follow us on Twitter @VimpelCom

visit our blog @ blog.vimpelcom.com

go to our website @ http://www.vimpelcom.com

VimpelCom Ltd. Q3 2016 | 18

CONTENT OF THE ATTACHMENTS

Attachment A	Customers	20

Attachment B	WIND Telecomunicazioni group condensed statement of income	20

Attachment C	Definitions	21

Attachment D	Reconciliation tables	23

	Average rates of functional currencies to USD

For more information on interim financial schedules please refer to MD&A and financial statements section.

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook3Q2016.xls on VimpelCom’s website at http://vimpelcom.com/Investor-relations/Reports—results/Results/.

VimpelCom Ltd. Q3 2016 | 19

ATTACHMENT A: CUSTOMERS

	Mobile			Fixed-line broadband
million	3Q16	3Q15	YoY	3Q16	3Q15	YoY
Russia	58.1	59.0	(1.5%)	1.8	2.2	(17.6%)
Algeria	15.9	16.9	(5.8%)
Pakistan	51.0	35.2	45.1%
Bangladesh	29.0	32.3	(10.4%)
Ukraine	26.3	25.7	2.0%	0.8	0.8	0.2%
Uzbekistan	9.6	10.2	(6.3%)
Other	15.5	15.9	(2.6%)	0.4	0.4	14.3%
Total	205.5	195.4	5.2%	3.0	3.4	(10.3%)
Italy	20.7	21.3	(3.1%)	2.3	2.2	3.0%

ATTACHMENT B: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENT OF INCOME

EUR mln	3Q16	3Q15	YoY	9M16	9M15	YoY
Total Revenue	1,160	1,090	6.4%	3,316	3,250	2.2%
EBITDA	473	427	10.9%	1,253	1,230	1.9%
D&A	(291)	(287)	1%	(866)	(391)	n.m.
EBIT	182	139	31%	387	839	n.m.
Financial Income and expenses	111	(129)	n.m.	(37)	(405)	n.m.
EBT	293	10	n.m.	350	434	(19.4%)
Income Tax	(87)	(12)	n.m.	(138)	(69)	n.m.
Net profit/(loss)	205	(2)	n.m.	212	365	(41.9%)

VimpelCom Ltd. Q3 2016 | 20

ATTACHMENT C: DEFINITIONS

ARPU (Average Revenue per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. For Italy, we define mobile ARPU as the measure of the sum of our mobile revenue in the period divided by the average number of mobile customers in the period (the average of each month’s average number of mobile customers (calculated as the average of the total number of mobile customers at the beginning of the month and the total number of mobile customers at the end of the month)) divided by the number of months in that period.

Data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. The Italy Business Unit measures mobile data customers based on the number of active contracts signed and includes customers who have performed at least one mobile Internet event during the previous month. For Algeria, mobile data customers are 3G customers who have performed at least one mobile data event on the 3G network during the previous four months.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable GAAP financial measure, is presented in the reconciliation tables section in Attachment F.

Adjusted EBITDA (called “EBITDA” in this document) is a non-GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures.

Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable GAAP financial measure, is presented in the reconciliation tables section in Attachment F.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long term debt and short term debt.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

MBOU (Megabyte of use) is calculated by dividing the total data traffic by the average mobile data customers during the period.

MFS (Mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

VimpelCom Ltd. Q3 2016 | 21

MNP (Mobile number portability) is a facility provided by telecommunications operators, which enables customers to keep their telephone numbers when they change operators.

Mobile customers are generally customers in the registered customer base as of a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems. For our business in Italy, prepaid mobile customers are counted in our customer base if they have activated our SIM card in the last 13 months (with respect to new customers) or if they have recharged their mobile telephone credit in the last 13 months and have not requested that their SIM card be deactivated and have not switched to another telecommunications operator via mobile number portability during this period (with respect to our existing customers), unless a fraud event has occurred. Postpaid customers in Italy are counted in our customer base if they have an active contract unless a fraud event has occurred or the subscription is deactivated due to payment default or because they have requested and obtained through mobile number portability a switch to another telecommunications operator.

MOU (Monthly Average Minutes of Use per User) measures the monthly average minutes of voice service use per mobile customer. We generally calculate mobile MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. For our business in Italy, we calculate mobile MOU as the sum of the total traffic (in minutes) in a certain period divided by the average number of customers for the period (the average of each month’s average number of customers (calculated as the average of the total number of customers at the beginning of the month and the total number of customers at the end of the month)) divided by the number of months in that period.

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable GAAP financial measures, is presented in the reconciliation tables section in Attachment D.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage the business.

NPS (Net Promoter Score) is the methodology VimpelCom uses to measure customer satisfaction.

Operational expenses (opex) represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Reportable segments: the Company identified Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine and Uzbekistan based on the business activities in different geographical areas. Intersegment revenue is eliminated in consolidation.

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ATTACHMENT D: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	3Q16	3Q15	9M16	9M15	LTM 3Q16	LTM 3Q15
Unaudited
EBITDA	896	58	2,449	2,064	3,260	3,139
Depreciation	(349)	(402)	(1,072)	(1,186)	(1,436)	(1,608)
Amortization	(130)	(127)	(355)	(388)	(484)	(519)
Impairment loss	(3)	3	(15)	(109)	(151)	(1,147)
Loss on disposals of non-current assets	(8)	(12)	(14)	(23)	(30)	(43)
EBIT	406	(480)	993	358	1,159	(178)
Financial Income and Expenses	(211)	(187)	(565)	(592)	(749)	(707)
- including finance income	15	11	46	35	63	40
- including finance costs	(226)	(198)	(611)	(627)	(812)	(747)
Net foreign exchange (loss)/gain and others	(9)	(167)	8	(279)	(56)	(561)
- including Other non-operating (losses)/gains	(5)	44	(67)	(31)	(79)	8
- including Shares of loss of associates and joint ventures accounted for using the equity method	(13)	2	(29)	13	(27)	17
- including Net foreign exchange gain	9	(213)	104	(261)	50	(586)
EBT	186	(834)	436	(513)	354	(1,446)
Income tax expense	(114)	(13)	(366)	(148)	(437)	(183)
Profit/ (loss) from discontinued operations	421	(123)	804	10	1,056	(79)
Profit/(loss) for the period	493	(970)	874	(651)	973	(1,708)
Profit/(loss) for the period attributable to non-controlling interest	(48)	(35)	(103)	(62)	(143)	104
Profit for the year attributable to the owners of the parent	445	(1,005)	771	(713)	830	(1,604)

RECONCILIATION OF CONSOLIDATED REPORTED AND UNDERLYING EBITDA

USD mln, unaudited	3Q16	3Q15	9M16	9M15
EBITDA	896	58	2,449	2,064

Performance transformation costs, of which	71	44	190	44
HQ and Other	45	44	137	44
Russia	6		9
Emerging Markets	20		44
Expenses related to Uzbekistan investigation, of which		916		916
provision		900		900
legal costs		16		16
Other exceptional items, of which	(5)		33	5
In other and HQ,	(5)		32	5
SIM re-verification in Bangladesh			4
Bad debt and litigation losses in Uzbekistan			(3)
Total exceptional items	66	959	223	964

EBITDA underlying	962	1,017	2,672	3,028

VimpelCom Ltd. Q3 2016 | 23

RECONCILIATION OF OPERATING CASH FLOW

USD mln	3Q16	3Q15	9M16	9M15
Operating cash flow (EBITDA underlying-capex)	580	569	1,833	1,908
CAPEX excl licenses	382	448	839	1,120
EBITDA underlying	962	1,017	2,672	3,028
Exceptional items	(66)	(959)	(223)	(964)
Changes in working capital and other	128	1,054	(808)	(261)
Net interest paid	(195)	(207)	(523)	(639)
Income tax paid	(88)	(99)	(310)	(546)
Changes due to discontinued operations from operating activity	247	283	622	507
Net cash from operating activities	988	1,089	1,430	1,126

RECONCILIATION OF CAPEX

USD mln unaudited	3Q16	3Q15
Cash paid for purchase of property, plant and equipment and intangible assets	389	537
Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	38	(78)
Capital expenditures	425	460
Less capital expenditures in licenses	(43)	(11)
Capital expenditures excl. licenses	382	448

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	3Q16 vs 3Q15
	Service Revenue			EBITDA
	Organic	Forex	Reported	Organic	Forex	Reported
Russia	(1.1%)	(3.0%)	(4.0%)	(6.2%)	(3.0%)	(9.2%)
Algeria	(12.7%)	(5.4%)	(18.2%)	(18.9%)	(5.0%)	(23.9%)
Pakistan	16.2%	28.8%	45.0%	24.5%	17.9%	42.4%
Bangladesh	2.0%	(0.7%)	1.3%	7.1%	(0.8%)	6.4%
Ukraine	9.1%	(15.7%)	(6.6%)	18.3%	(16.9%)	1.3%
Uzbekistan	5.1%	(13.8%)	(8.7%)	12.5%	(14.9%)	(2.5%)
Total	0.6%	(3.9%)	(3.3%)	n.m.	(109.9%)	n.m.

	9M16 vs 9M15
	Service Revenue			EBITDA
	Organic	Forex and other	Reported	Organic	Forex and other	Reported
Russia	(1.4%)	(13.3%)	(14.7%)	(4.6%)	(12.9%)	(17.5%)
Algeria	(9.6%)	(9.0%)	(18.6%)	(10.4%)	(8.8%)	(19.1%)
Pakistan	13.9%	7.3%	21.2%	20.0%	3.7%	23.7%
Bangladesh	3.7%	(0.8%)	3.0%	11.4%	(0.8%)	10.6%
Ukraine	10.6%	(18.0%)	(7.5%)	30.1%	(21.3%)	8.9%
Uzbekistan	9.1%	(14.6%)	(5.5%)	6.2%	(14.3%)	(8.1%)
Total	0.7%	(12.1%)	(11.4%)	38.2%	(19.5%)	18.7%

VimpelCom Ltd. Q3 2016 | 24

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	30 September 2016	30 June 2016	30 September 2015
Net debt	6,804	6,575	5,437
Cash and cash equivalents	3,684	3,635	3,930
Long-term and short-term deposits	316	350	375
Gross debt	10,804	10,560	9,742
Interest accrued related to financial liabilities	198	198	127
Fair value adjustments	47	—	—
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	37	38	58
Derivatives not designated as hedges	289	0	0
Derivatives designated as hedges	27	21	5
Total other financial liabilities	11,402	10,817	9,932

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Closing rates
	3Q16	3Q15	YoY	3Q16	2Q16	QoQ
Russian Ruble	64.62	62.98	2.6%	63.16	64.26	(1.7%)
Euro	0.90	0.90	(0.4%)	0.89	0.90	(1.1%)
Algerian Dinar	109.77	102.93	6.6%	109.62	110.31	(0.6%)
Pakistan Rupee	104.67	102.85	1.8%	104.46	104.75	(0.3%)
Bangladeshi Taka	78.32	77.78	0.7%	78.38	78.33	0.1%
Ukrainian Hryvnia	25.38	21.72	16.8%	25.91	24.85	4.3%
Kazakh Tenge	341.34	216.92	57.4%	334.93	338.87	(1.2%)
Uzbekistan Som	2,976.81	2,586.5	15.1%	3,010.20	2,943.5	2.3%
Armenian Dram	475.38	479.30	(0.8%)	474.46	476.68	(0.5%)
Kyrgyz Som	68.22	64.20	6.3%	67.93	67.49	0.7%
Georgian Lari	2.32	2.32	(0.1%)	2.33	2.34	(0.5%)

1)	Functional currency in Tajikistan is USD

VimpelCom Ltd. Q3 2016 | 25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the nine months ended September 30, 2016 and 2015 included herein.

References to “VimpelCom” and the “VimpelCom Group,” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VimpelCom Ltd., an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. The unaudited interim condensed consolidated financial statements as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 included herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars. The company adopted IFRS as of January 1, 2009.

The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2015 (our “2015 Annual Report”). A comprehensive discussion of our critical accounting estimates and assumptions is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our 2015 Annual Report.

Certain amounts and percentages that appear in this report have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains estimates and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.

All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

•	our plans to implement our strategic priorities, including with respect to our performance transformation; business to business growth and other new revenue streams; digitalizing our business model; portfolio and asset optimization; improving customer experience and optimizing our capital structure;

•	our ability to generate sufficient cash flow to meet our debt service obligations and our expectations regarding working capital and the repayment of our debt;

•	our expectations regarding our capital expenditures in and after 2016 and our ability to meet our projected capital requirements;

•	our plans to upgrade and build out our networks and to optimize our network operations;

•	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

•	our plans to develop, provide and expand our products and services, including broadband services and integrated products and services, such as fixed-mobile convergence;

•	our ability to execute our business strategy successfully and to complete, and achieve the expected benefits from, our existing and future transactions, such as our agreement with CK Hutchison Holdings Limited (“Hutchison”), which owns indirectly 100% of Italian mobile operator 3 Italia S.p.A. (“3 Italia”), to form an equal joint venture holding company that will own and operate our telecommunications businesses in Italy (the “Italy Joint Venture”); our merger with Warid Telecom Pakistan LLC (“WTPL”) and Bank Alfalah Limited (“Bank Alfalah”), which resulted in the merger of our telecommunications businesses in Pakistan (the “Pakistan Merger”); and the sale by WIND Telecomunicazioni S.p.A. of 90% of the shares of tower company Galata S.p.A. to Cellnex Telecom Terrestre SA, formerly named Abertis Telecom Terrestre SAU;

•	our ability to integrate acquired companies, joint ventures or other forms of strategic partnerships into our existing businesses in a timely and cost-effective manner and to realize anticipated synergies therefrom;

•	our expectations as to pricing for our products and services in the future, improving our monthly average revenue per customer and our future costs and operating results;

•	our plans regarding our dividend payments and policies, as well as our ability to receive dividends or distributions, issue loans, transfers or other payments or guarantees from our subsidiaries;

•	our ability to meet license requirements and to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and obtain related regulatory approvals;

•	our plans regarding the marketing and distribution of our products and services, as well as our customer loyalty programs;

•	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

•	possible consequences of resolutions of investigations by the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”) through agreements, and any litigation or additional investigations related to or arising out of such agreements or investigations, any costs we may incur in connection with such resolutions, investigations or litigation, as well as any potential disruption or adverse consequences to us resulting from any of the foregoing, including the retention of a compliance monitor as required by the Deferred Prosecution Agreement with the DOJ and the final judgment and consent related to the settlement with the SEC, any changes in company policy or procedure suggested by the compliance monitor or undertaken by the company, the duration of the compliance monitor and the company’s compliance with the terms of the resolutions with the DOJ, SEC and OM; and

•	other statements regarding matters that are not historical facts.

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include:

•	risks relating to changes in political, economic and social conditions in each of the countries in which we operate, including as the result of armed conflict or otherwise;

•	in each of the countries in which we operate, risks relating to legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the telecommunications industry, currency and exchange controls and taxation legislation, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

•	risks related to currency fluctuations;

•	risks that various courts or regulatory agencies with whom we are involved in legal challenges or appeals may not find in our favor;

•	risks relating to our company, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity and competitive product and pricing pressures;

•	risks associated with developments in, the outcome of and/or possible consequences of the investigations by, and the agreements with, the DOJ, SEC and OM and any additional investigations or litigation that may be initiated relating to or arising out of any of the foregoing, and the costs associated therewith, including relating to remediation efforts and enhancements to our compliance programs and the retention of a compliance monitor;

•	risks related to our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

•	risks associated with our existing and future transactions, including with respect to satisfying closing conditions, obtaining regulatory approvals and implementing remedies;

•	risks related to the ownership of our common shares; and

•	other risks and uncertainties.

Other sections of this document include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW

We are an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy,

Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom, whose licenses cover 10% of the world’s population, operates under the “Beeline,” “WIND,” “Djezzy,” “Mobilink,” “Warid,” “Kyivstar,” “banglalink” and “Telecel” brands. As of September 30, 2016, we had 226.2 million mobile customers (on a combined basis, including Italy) and 45,000 employees (on consolidated basis, excluding Italy).

BASIS OF PRESENTATION OF FINANCIAL RESULTS

Our unaudited interim condensed consolidated financial statements included herein include the accounts of VimpelCom Ltd. and its consolidated subsidiaries. All inter-company accounts and transactions have been eliminated (except for Italy). We have used the equity method of accounting for companies in which we have significant influence. Generally, this represents voting rights of at least 20.0% and not more than 50.0%.

As a result of the agreement entered into with Hutchison to combine our operations in Italy with 3 Italia in an equal joint venture, we expect to lose control over our operations in Italy upon closing of the transaction. Consequently, we classified our Italian business unit as an asset held for sale and discontinued operation in our unaudited interim condensed consolidated financial statements as of and for the nine months ended September 30, 2016 and 2015. In connection with this classification, the company no longer accounts for depreciation and amortization expenses of the Italian assets. It is not yet reasonably possible to predict the impact on the income statement that this transaction might have upon closing of the transaction. Following the reclassification, the intercompany positions between the continued operations and discontinued operations are no longer eliminated. The positions are disclosed as related party transactions and balances. Please refer to Note 13 of our unaudited interim condensed consolidated financial statements included herein for further information.

We and our subsidiaries paid taxes computed on income reported for local statutory tax purposes. We based this computation on local statutory tax rules, which differ substantially from IFRS. Certain items that are capitalized under IFRS are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under IFRS are not tax deductible under local legislation. As a consequence, our effective tax rate was different under IFRS from the statutory rate.

REPORTABLE SEGMENTS

We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. From January 1, 2015 through June 30, 2016, management organized our business in eight reportable segments consisting of our seven current reporting segments and Kazakhstan. In the second quarter of 2016, management decided to no longer include Kazakhstan as a separate reportable segment due to the decreasing impact of operations in Kazakhstan on the overall business. As a result, the activities in Kazakhstan have been integrated into our HQ and Others segment. As of September 30, 2016, our reportable segments consist of the following seven segments:

•	Russia;

•	Algeria;

•	Pakistan (which was split out of the former “Africa & Asia” reportable segment);

•	Bangladesh (which was split out of the former “Africa & Asia” reportable segment);

•	Ukraine;

•	Uzbekistan (which was split out of the former “CIS” reportable segment); and

•	HQ and Others includes all results of our operations in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos, as well as certain intercompany adjustments, HQ transactions and intercompany eliminations between segments. Prior to January 1, 2015, the results of our operations in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan and Georgia were included in the former “CIS” reportable segment, and the results of our operations in Laos were included in the former “Africa & Asia” reportable segment).

Italy is no longer a reportable segment subsequent to its classification as an asset held for sale and discontinued operation in connection with the Italy Joint Venture. However, financial and operational information for Italy is included in this current report on Form 6-K because completion of the Italy Joint Venture has not occurred and Italy is a significant part of our business.

For more information regarding our organizational structure and segments and the Italy Joint Venture, see “—Key Developments and Trends—Italy Joint Venture” and Note 3 and Note 4 to our unaudited interim condensed consolidated financial statements.

FACTORS AFFECTING COMPARABILITY OF PRIOR PERIODS

Our unaudited interim condensed consolidated financial statements and related notes incorporated herein and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation. In addition, comparability is affected by reclassification of Italy as held for sale and a discontinued operation. On July 1, 2016, the company together with its subsidiary Global Telecom Holding S.A.E. (“GTH”), acquired 100% of the voting shares in Warid Telecom (Pvt) Limited (“Warid”), a mobile telecommunications provider. For more information regarding our acquisitions and dispositions, see “—Key Developments and Trends” and Note 3 to our unaudited interim condensed consolidated financial statements incorporated herein. We do not provide comparable financial information for periods preceding the date on which we acquired, consolidated or commenced operations in a particular country or segment, or following the date of disposition unless required by IFRS applied by the group.

In the second quarter of 2016, we changed our reportable segments to no longer report the operations of Kazakhstan as a separate reportable segment, instead including it in HQ and Others (see “—Reportable Segments”).

KEY DEVELOPMENTS AND TRENDS

Customer and revenue growth

The mobile markets in Russia, Algeria, Ukraine, Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan and Italy have each reached mobile penetration rates exceeding 100%. As a result, we will focus less on customer market share growth and more on revenue market share growth in each of these markets. The key components of our growth strategy in these markets will be to increase our share of the high-value customer market, increase usage of data and improve customer loyalty.

The remaining mobile markets in which we operate, including Pakistan, Bangladesh, Uzbekistan and Laos, are still in a phase of rapid customer growth with penetration rates substantially lower than in our other markets. In these markets, our management expects revenue growth to come primarily from customer growth in the short term and increasing usage of voice and data traffic in the medium term.

Our management expects revenue growth in our mobile business to come primarily from data services and in our fixed-line business from broadband, as well as business and corporate services.

Increasing competition in Russia

In Russia, we see continued signs of increasing competition in the market, with pricing pressure on devices and increased data allowances, while the macro environment remains challenging. We target to improve the customer proposition by focusing on customer service, offering integrated bundles including voice, text, and data, and introducing innovative products and services.

Investigations

As previously disclosed, in February 2016, VimpelCom reached resolutions through agreements with the SEC, the DOJ and the OM relating to the previously disclosed investigations under the U.S. Foreign Corrupt Practices Act (the “FCPA”) and relevant Dutch laws pertaining to VimpelCom’s business in Uzbekistan and prior dealings with Takilant Ltd. The relevant agreements have been approved by the authorities and pertinent courts. Pursuant to these agreements, the company agreed to pay an aggregate amount of US$795 million in fines and disgorgements to the SEC, the DOJ and the OM. All amounts were paid in the first quarter of 2016 and were deducted from the already existing provision of US$900 million recorded in the third quarter of 2015. The remaining provision of US$105 million related to future direct and incremental expected legal fees associated with the resolutions. As of September 30 2016, the Company had paid approximately US$18 million in legal fees utilizing this provision, and the remaining balance of the provision amounted to US$87 million. We currently cannot estimate the additional costs that we are likely to incur in connection with compliance with the agreements, including the ongoing obligations to cooperate with the agencies regarding their investigations of other parties, the monitorship and the costs of implementing the changes, if any, to our policies and procedures required by the monitor. However, the costs could be significant. For further details related to these settlements, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to a DPA with the DOJ, a Consent with the SEC and a settlement agreement with the OM. The agreements with the DOJ and the SEC require us to retain, at our own expense, an independent compliance monitor, and the DPA and the agreement with the OM require us to continue to cooperate with the agencies regarding their investigations of other parties. We will incur costs in connection with these obligations, which may be significant,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we commit a breach of the DPA, we may be subject to criminal prosecution. Such criminal prosecution could have a material negative effect on our business, financial condition, results of operations, cash flows and prospects,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation” in our 2015 Annual Report.

Italy Joint Venture

On August 6, 2015, VimpelCom, which owns indirectly 100% of Wind Telecomunicazioni S.p.A. (“WIND”), together with its subsidiary VimpelCom Amsterdam B.V., and Hutchison, which owns indirectly 100% of Italian mobile operator 3 Italia, together with certain of its subsidiaries, entered into a contribution and framework agreement to form an equal joint venture holding company, the “Italy Joint Venture,” that will own and operate their telecommunications businesses in Italy. Each of Hutchison and VimpelCom will indirectly hold 50% of the shares in the Italy Joint Venture, and therefore, as a consequence at the completion of the Italy Joint Venture, VimpelCom will no longer own a majority interest or have control over the operations of WIND. Pursuant to the terms of a shareholders’ deed to take effect on completion of the Italy Joint Venture, no party may reduce its aggregate indirect holding in the Italy Joint Venture below 50% for the first year following completion. After the first year, either party may sell its shares in the Italy Joint Venture to third parties after offering a right of first offer to the other party. Three years following the completion of the Italy Joint Venture, each shareholder can invoke a buy/sell mechanism at any time.

On September 1, 2016, the European Commission approved the 50/50 joint venture of WIND and 3 Italia, and Iliad as an appropriate remedy taker. On October 24, 2016, VimpelCom and Hutchison also received final approval from the Ministry of Economic Development (Ministero dello Sviluppo Economico) (“MISE”) in Italy for their 50/50 joint venture to merge their mobile businesses. The scale and financial strength of the combined business, characterized by strong spectrum assets, will enable the combined company to improved coverage, accelerated 4G/LTE mobile broadband rollout, greater reliability and enhanced download speeds to its customers. The combined business will benefit from scale and synergies which will unlock investment in Italy’s digital infrastructure. Further, its delivery of mobile broadband is expected to play an important part in supporting the Italian government’s goal in its Digital Italy Plan to achieve 85% take-up of 100Mbps broadband coverage by 2020. The investment will also complement the Enel Open Fibre project already supported by WIND.

The joint revenue of both companies in FY15 was EUR6.25 billion and the transaction is one of the largest M&A transactions to be completed in Italy since 2007. The transaction is expected to be completed shortly.

Pakistan Merger

On November 26, 2015, WTPL, the parent company and majority shareholder of Warid, Bank Alfalah, International Wireless Communications Pakistan Limited (a wholly owned subsidiary of GTH) and Pakistan Mobile Communications Ltd (an indirect subsidiary of VimpelCom, “PMCL”) entered into an agreement to merge their telecommunications businesses in Pakistan. WTPL and Bank Alfalah agreed to acquire approximately 15% of the shares of PMCL in exchange for the acquisition of 100% of the shares of Warid by PMCL.

In July 2016, the transaction to merge PMCL and Warid was completed. Over 50 million customers in Pakistan now benefit from high-speed mobile telecommunications and a best-in-class digital mobile network from the combined PMCL and Warid entity. It is expected that the combined entity will be the leading telecommunications provider of 2G, 3G and 4G/LTE services in Pakistan, providing higher quality national voice and data coverage, faster downloads, and a wider portfolio of products and services. The completion of the transaction follows regulatory approval, which in some cases is subject to specified remedial actions or conditions, from all relevant regulatory authorities in Pakistan and the subsequent exchange of shares. Accordingly, PMCL holds 100% of Warid’s shares, and the Dhabi Group Shareholders have acquired 15% of the shares of PMCL, subject to potential post-completion adjustments against a pre-agreed formula.

The Warid board is chaired by His Highness Sheikh Nahyan Mubarak Al Nahyan, with Jon Eddy as Vice Chairman and consists of five other directors nominated by VimpelCom and GTH. On conclusion of the legal merger, the combined entity will have a single board and management structure. The legal merger of the two companies into one is expected to be completed within approximately three months, subject to the fulfilment of the required legal processes in Pakistan. A merger petition was filed with the Islamabad High Court in early October 2016.

Telenor Share Sale and Exchangeable Bond Issuance

In September 2016, Telenor East Holding II AS (“Telenor”) sold 163,875,000 of its American Depositary Shares (“ADSs”) in the Company pursuant to an underwritten offering. The Company did not receive any proceeds from the offering, and Telenor’s sale of the ADSs did not result in dilution of the Company’s issued and outstanding shares. The offering was made pursuant to the Company’s shelf registration statement on Form F-3 initially filed with the SEC on May 23, 2014, as amended and most recently declared effective on April 20, 2016 (the “Registration Statement”). The ADSs were offered only by means of a prospectus and an accompanying prospectus supplement forming a part of the effective Registration Statement.

In addition, in a transaction outside the United States to non-US persons pursuant to Regulation S under the Securities Act, Telenor issued a USD 1,000,000,000 0.25% bond due 2019 that will be exchangeable under certain conditions for up to a total of 204,081,633 ADSs (subject to adjustment) at an exchange price representing a premium of 40% to the public offering price of the ADSs.

Macroeconomic and Political Risks Concerning Russia and Ukraine and Other Countries

Low oil prices, together with the impact of economic sanctions resulting from the current situation in Ukraine and the resulting devaluation of the Russian ruble, are negatively impacting the Russian economic outlook. In both 2014 and 2015, the significant depreciation of the ruble against the U.S. dollar in particular negatively impacted our results of operations and resulted in a foreign currency exchange loss in 2014 and 2015. In addition, the significant devaluation of the Ukrainian hryvnia in 2015 (partly due to the National Bank of Ukraine’s decision in February 2015 to suspend its interventions to support the currency), the Kazakh tenge in 2015 (in the absence of a currency stabilization policy in Kazakhstan) and the Algerian dinar in 2015, negatively impacted revenues in our Ukraine, Kazakhstan and Algeria segments, respectively, and our results of operations in 2015. Furthermore, the current situation in Ukraine along with the response to the situation by the governments of Russia, the United States, the European Union and other countries have the potential to further adversely affect our business in Russia and Ukraine, markets in which we have significant operations. For more information, see “Item 3.D—Risk Factors—Risks Related to our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks,” “—Risks Related to Our Markets—The international economic environment could cause our business to decline” and “—Risks Related to Our Markets—Our operations may be adversely affected by ongoing developments in Russia and Ukraine” in our 2015 Annual Report.

Biometric SIM verification in Bangladesh

In December 2015, the government of Bangladesh introduced biometric SIM verification, which is a mandated initiative that requires mobile phone operators to verify each customer using fingerprints in order to ensure authentic registration, proper accountability and increased security. This verification initiative impacted revenue dynamics and customer growth across the market.

Management changes in Russia

During the third quarter, VimpelCom accepted the resignation of Mikhail Slobodin as CEO of VimpelCom Russia and appointed Kjell Johnsen, who leads VimpelCom’s Major Markets, as interim CEO of VimpelCom Russia. Kjell has extensive experience in the country and will continue to drive the company’s transformation forward. Kjell Johnsen joined VimpelCom in August 2016 as Head of Major Markets and has international expertise in senior roles across a variety of industries, with responsibility for markets such as Russia, Scandinavia, and Central and Eastern Europe. In October 2016, VimpelCom also appointed Fabrizio Mambrini to the role of Chief Financial Officer of VimpelCom Russia. Fabrizio succeeds Nikolay Ivanov, who has decided to pursue opportunities outside of the company.

CERTAIN PERFORMANCE INDICATORS

The following discussion analyzes certain operating data, including mobile customers, mobile MOU, mobile ARPU, mobile data customers and fixed-line broadband customers that are not included in our financial statements. We provide this operating data because it is regularly reviewed by our management and our management believes it is useful in evaluating our performance from period to period as set out below. Our management believes that presenting information about customers, mobile MOU, mobile ARPU and mobile data customers is useful in assessing the usage and acceptance of our mobile and broadband products and services. This operating data is unaudited.

MOBILE CUSTOMERS

We offer both postpaid and prepaid services to mobile customers. As of September 30, 2016, the number of our mobile customers reached approximately 226.2 million (on a combined basis, including Italy). Mobile customers are generally customers in the registered customer base as of a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems. For our business in Italy, prepaid mobile customers are counted in our customer base if they have activated our SIM card in the last 13 months (with respect to new customers) or if they have recharged their mobile telephone credit in the last 13 months and have not requested that their SIM card be deactivated and have not switched to another telecommunications operator via mobile number portability during this period (with respect to our existing customers), unless a fraud event has occurred. Postpaid customers in Italy are counted in our customer base if they have an active contract unless a fraud event has occurred or the subscription is deactivated due to payment default or because they have requested and obtained through mobile number portability a switch to another telecommunications operator.

The following table indicates our mobile customer figures (in millions) for the periods indicated:

	As of September 30,
	2016	2015
Russia	58.1	59.0
Algeria	15.9	16.9
Pakistan	51.0	35.2
Bangladesh	29.0	32.3
Ukraine	26.3	25.7
Uzbekistan	9.6	10.2
HQ and Others	15.7	16.1
Italy	20.7	21.3
Total number of mobile customers (including Italy)	226.2	216.7

MOBILE MOU

Mobile MOU measures the monthly average minutes of voice service use per mobile customer. We generally calculate mobile MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. For our business in Italy, we calculate mobile MOU as the sum of the total traffic (in minutes) in a certain period divided by the average number of customers for the period (the average of each month’s average number of customers (calculated as the average of the total number of customers at the beginning of the month and the total number of customers at the end of the month)) divided by the number of months in that period.

MOBILE ARPU

Mobile ARPU measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. For Italy, we define mobile ARPU as the measure of the sum of our mobile revenue in the period divided by the average number of mobile customers in the period (the average of each month’s average number of mobile customers (calculated as the average of the total number of mobile customers at the beginning of the month and the total number of mobile customers at the end of the month)) divided by the number of months in that period.

MOBILE DATA CUSTOMERS

Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. The Italy business unit measures mobile data customers based on the number of active contracts signed and includes customers who have performed at least one mobile Internet event during the previous month. For Algeria, mobile data customers are 3G customers who have performed at least one mobile data event on the 3G network during the previous four months.

FIXED-LINE BROADBAND CUSTOMERS

Fixed broadband customers are fixed customers in the registered customer base who were engaged in a revenue generating activity using fixed broadband Internet access in the three-month period prior to the measurement date. In Russia and Ukraine, such activity includes monthly internet access using FTTB, xDSL and WiFi technologies. In Italy, we measure fixed-line broadband customers based on the number of active contracts signed.

RESULTS OF OPERATIONS

REPORTING AND FUNCTIONAL CURRENCIES

We use the U.S. dollar as our reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Pakistani rupee in Pakistan, the Algerian dinar in Algeria, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in

Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Uzbek som in Uzbekistan, the Kyrgyz som in Kyrgyzstan, the Armenian dram in the Republic of Armenia, the U.S. dollar in Tajikistan, the Georgian lari in Georgia, the Lao kip in Laos and the Euro in Italy.

Due to the significant fluctuation of the non-U.S. dollar functional currencies against the U.S. dollar in the periods covered by this discussion and analysis, changes in our consolidated operating results in functional currencies differ from changes in our operating results in reporting currencies during some of these periods. In the following discussion and analysis, we have indicated our operating results in both reporting and functional currencies and the devaluation or appreciation of functional currencies where it is material to explaining our operating results. For more information about exchange rates relating to our functional currencies, see “—Certain Factors Affecting our Financial Position and Results of Operations—Foreign Currency Translation” below.

NINE MONTHS ENDED SEPTEMBER 30, 2016 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2015

	Nine months ended September 30,
	2016	2015
	(In millions of US dollars)
Service revenue	6,329	7,139
Sale of equipment and accessories	121	121
Other revenue	101	64

Total operating revenue	6,551	7,324

Operating expenses
Service costs	1,332	1,498
Cost of equipment and accessories	146	139
Selling, general and administrative expenses	2,624	3,623
Depreciation	1,072	1,186
Amortization	355	388
Impairment loss	15	109
Loss on disposals of non-current assets	14	23

Total operating expenses	5,558	6,966

Operating profit	993	358

Finance costs	611	627
Finance income	(46)	(35)
Other non-operating losses	67	31
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	29	(13)
Net foreign exchange (gain)/loss	(104)	261

Profit/(loss) before tax	436	(513)

Income tax expense	366	148

Profit/(loss) for the period from continuing operations	70	(661)

Profit after tax for the period from discontinued operations	804	10

Profit/(loss) for the period	874	(651)

Attributable to:
The owners of the parent (continuing operations)	(33)	(723)
The owners of the parent (discontinued operations)	804	10
Non-controlling interest	103	62

	874	(651)

The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 4 to our unaudited interim condensed consolidated financial statements included herein.

SEGMENTATION OF TOTAL OPERATING REVENUE

	Nine months ended September 30,
	2016	2015
Russia	3,004	3,513
Pakistan	926	758
Algeria	794	975
Bangladesh	469	452
Ukraine	436	470
Uzbekistan	498	528
HQ and Others	424	628

Total	6,551	7,324

SEGMENTATION OF ADJUSTED EBITDA

	Nine months ended September 30,
	2016	2015
	(In millions of US Dollars)
Russia	1,155	1,399
Pakistan	378	305
Algeria	422	522
Bangladesh	212	192
Ukraine	237	218
Uzbekistan	290	316
HQ and Others	(245)	(888)

Total	2,449	2,064

TOTAL OPERATING REVENUE

During the nine month periods ended September 30, 2016 and 2015, we generated revenue from providing voice, data and other telecommunication services through a range of traditional and broadband mobile and fixed technologies, as well as selling equipment and accessories.

Our consolidated total operating revenue decreased by 11% to US$6,551 million during the nine months ended September 30, 2016 compared to US$7,324 million during the nine months ended September 30, 2015 primarily due to a decrease of total operating revenue of 14% in Russia, 19% in Algeria, 7% in Ukraine, 6% in Uzbekistan and 32% in HQ and Other, largely related to the depreciation of functional currencies against the U.S. dollar in 2016, offset by an increase of total operating revenue of 22% in Pakistan, due primarily to the consolidation of Warid following July 1, 2016, and 4% in Bangladesh, each as described in greater detail below. The discussion of revenue by reportable segments includes intersegment revenue. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a stand-alone basis.

TOTAL OPERATING EXPENSES

Our consolidated total operating expenses decreased by 20% to US$5,558 million during the nine months ended September 30, 2016 compared to US$6,966 million during the nine months ended September 30, 2015. The decrease was primarily due to a US$900 million provision in the Uzbekistan reportable segment included in operating expenses for the nine months ended September 30, 2015 in connection with the investigations by the SEC, DOJ and OM that was not included in our consolidated total operating expenses for the nine months ended September 30, 2016. We also saw a decrease in service costs and cost of equipment and accessories of US$159 million, a decrease in impairment losses of US$94 million and a decrease in depreciation and amortization expenses of US$147 million for the nine months ended September 30, 2016 as compared to the same period in 2015. Such decreases were largely related to depreciation of functional currencies against the U.S. dollar in the nine months ended September 30, 2016.

ADJUSTED EBITDA

Our consolidated Adjusted EBITDA increased by 19% to US$2,449 million during the nine months ended September 30, 2016 compared to US$2,064 million during the nine months ended September 30, 2015, primarily due to a US$900 million provision in the Uzbekistan reportable segment included in operating expenses for the nine months period ended September 30, 2015 in connection with the investigations by the SEC, DOJ and OM, which was partially offset by a decrease in revenue during the nine months ended September 30, 2016.

For reconciliation of Adjusted EBITDA to consolidated income statement before tax please refer to Note 4 to our unaudited interim condensed consolidated financial statements included herein.

Depreciation and Amortization Expenses

Our consolidated depreciation and amortization expenses decreased by 9% to US$1,427 million in the nine months ended September 30, 2016 compared to US$1,574 million in the nine months ended September 30, 2015. The decrease was primarily the result of depreciation of our functional currencies against the U.S. dollar, partially offset by accelerated depreciation due to the equipment swap in Ukraine and Pakistan.

Impairment Loss

Our consolidated impairment loss decreased by 86% to US$15 million in the nine months ended September 30, 2016 compared to US$109 million in the nine months ended September 30, 2015. The impairment loss in the nine months ended September 30, 2016 primarily related to the impairment of obsolete network equipment. The impairment loss in the nine months ended September 30, 2015 primarily related to goodwill impairment in Ukraine of US$51 million and in Armenia of US$44 million.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets decreased by 39% to US$14 million during the nine months ended September 30, 2016 compared to US$23 million during the nine months ended September 30, 2015, mainly due to relatively higher cash considerations received for assets sold.

OPERATING PROFIT

Our consolidated operating profit increased to US$993 million in the nine months ended September 30, 2016 compared to US$358 million in the nine months ended September 30, 2015 due to the provision for losses in the Uzbekistan segment mentioned above and lower impairment charges, partially offset by overall decrease in revenue.

NON-OPERATING PROFITS AND LOSSES

Finance Costs

Our consolidated finance costs decreased by 3% to US$611 million in the nine months ended September 30, 2016 compared to US$627 million in the nine months ended September 30, 2015, primarily due to lower U.S. dollar equivalents of ruble-denominated interest expenses due to the decrease in the average exchange rate from Russian ruble to U.S. dollar during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.

Other Non-operating Losses

We recorded US$67 million in other non-operating losses during the nine months ended September 30, 2016 compared to US$32 million in losses during the nine months ended September 30, 2015. The change was primarily due to the loss from fair value of embedded derivatives of US$70 million recorded in the nine months ended September 30, 2016.

Shares of Loss/(Profit) of Associates and Joint Ventures Accounted for Using the Equity Method

We recorded a loss of US$29 million from our investments in associates and joint ventures in the nine months ended September 30, 2016 compared to a profit of US$13 million in the nine months ended September 30, 2015. This was driven by the losses of Euroset in Russia recorded in the nine months ended September 30, 2016.

Net Foreign Exchange (Gain)/Loss

We recorded a gain of US$104 million from foreign currency exchange in the nine months ended September 30, 2016 compared to a loss of US$261 million from foreign currency exchange in the nine months ended September 30, 2015. This trend was primarily driven by the appreciation of the Russian ruble against the U.S. dollar in the nine months ended September 30, 2016 compared to the depreciation of the Russian ruble against the U.S. dollar over the same period in 2015.

INCOME TAX EXPENSE

The statutory income tax rates during the nine months ended September 30, 2016 and 2015 for each country in which we operate were as follows:

	Nine months ended September 30,
	2016	2015
Russia	20%	20%
Pakistan	32%	32%
Algeria	26%	26%
Bangladesh	45%	45%
Ukraine	18%	18%
Uzbekistan*	50.0%	7.5%
Kazakhstan	20%	20%
Kyrgyzstan	10%	10%
Armenia	20%	20%
Georgia	15%	15%
Luxembourg	22.47%	22.47%
Netherlands	25%	25%
Tajikistan	24%	24%
Laos	20%	20%
Italy	27.5%	27.5%
Italy regional tax	4.55%	4.55%

*	effective tax rate in Uzbekistan is 53.3% due to additional subnational tax

Our consolidated income tax expense increased by 147% to US$366 million in the nine months ended September 30, 2016 compared to US$148 million in the nine months ended September 30, 2015. The increase in income taxes was primarily due to an increase in tax rate in Uzbekistan from 7.5% to 50.0% and higher profits in countries with higher nominal tax rates.

For more information regarding income tax expenses please refer to Note 5 of our unaudited interim condensed consolidated financial statements included herein.

Profit/(loss) for the period from continuing operations

In the nine months ended September 30, 2016, our consolidated profit for the period from continuing operations was US$70 million, compared to US$661 million of loss for the nine months ended September 30, 2015, primarily as a result of the US$900 million provision for losses in Uzbekistan described above.

Profit after tax for the period from discontinued operations

In the nine months ended September 30, 2016, our consolidated profit after tax for the period from discontinued operations, which is comprised primarily of our operations in Italy, was US$804 million, compared to US$10 million of profit for the nine months ended September 30, 2015. The increase was mainly driven by ceasing to recognize depreciation and amortization on our operations in Italy beginning in August 2015 and gain from revaluation of embedded derivatives recorded in the nine months ended September 30, 2016. Depreciation and amortization is not allowed as of the moment of classification as a discontinued operation, but it is not reversed for the period prior to the classification.

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT

In the nine months ended September 30, 2016, the consolidated profit for the period attributable to the owners of the parent was US$771 million compared to a loss of US$713 million in the nine months ended September 30, 2015. The increase was mainly due to increased profit from discontinued operations and the provision for losses in Uzbekistan recognized in the nine months ended September 30, 2015 described above, partially offset by a decrease in revenue.

PROFIT FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST

Our profit for the period attributable to non-controlling interest was US$103 million in the nine months ended September 30, 2016 compared to a profit of US$62 million in the nine months ended September 30, 2015 following the trends discussed above.

RUSSIA

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of US Dollars	2016	2015	15-‘16 % change US$
Total operating revenue	3,004	3,513	-14%
Mobile service revenue	2,434	2,813	-13%
- of which FMC	16	—	n.a.
- of which mobile data	566	543	4%
Fixed-line service revenue	469	590	-21%
Sales of equipment, accessories and other	101	110	-8%
Operating expenses	1,849	2,114	-13%
Adjusted EBITDA	1,155	1,399	-17%
Adjusted EBITDA margin	38.4%	39.8%	(1.4p.	p.)

RESULTS OF OPERATIONS IN RUB

	Nine months ended September 30,
In millions of RUB	2016	2015	15-‘16 % change functional currency
Total operating revenue	204,211	206,680	-1%
Mobile service revenue	165,324	165,382	0%
- of which FMC	1,064	—	n.a.
- of which mobile data	38,428	31,945	20%
Fixed-line service revenue	31,940	34,761	-8%
Sales of equipment, accessories and other	6,947	6,537	6%
Operating expenses	125,822	124,548	1%
Adjusted EBITDA	78,389	82,132	-5%
Adjusted EBITDA margin	38.4%	39.7%	(1.4p.	p.)

CERTAIN PERFORMANCE INDICATORS

	Nine months ended September 30,
	2016	2015
Mobile
Customers (million)	58.1	59.0
ARPU in USD	4.4	5.2
ARPU in RUB	301	308
MOU in minutes	335	319
Mobile data customers (million)	35.8	33.3
Fixed line
Broadband customers (million)	1.8	2.2

NINE MONTHS ENDED SEPTEMBER 30, 2016 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2015

Our total operating revenue in Russia decreased by 14% to US$3,004 million in the nine months ended September 30, 2016 compared to US$3,513 million in the nine months ended September 30, 2015 mainly due to depreciation of the average exchange rate from ruble to the U.S. dollar during the nine months ended September 30, 2016, as nearly all revenue generated by our operations in Russia are denominated in rubles. In functional currency terms, total operating revenue in Russia decreased by 1.0% due to decreased fixed-line service revenue, mainly driven by a change in B2B fixed line contracts from U.S. dollar to ruble and lower B2C revenue. Our results in Russia were also affected by a macroeconomic slowdown in the country. Our Russia total operating revenue consists of both mobile (including fixed-mobile convergence services) and fixed-line services, sales of equipment and accessories and other revenue.

MOBILE REVENUE

Our mobile service revenue in Russia decreased by 13% to US$2,434 million in the nine months ended September 30, 2016 compared to US$2,813 million in the nine months ended September 30, 2015, mainly due to the decrease in the average exchange rate from ruble to the U.S. dollar during the nine months ended September 30, 2016. In functional currency terms, mobile service revenue was stable, driven by strong growth in mobile data revenue, offset by lower voice and roaming revenue due to an average price per minute reduction as existing customers continued to migrate to the company’s current price plans.

Our mobile data revenue in Russia increased by 4% to US$566 million in the nine months ended September 30, 2016 compared to US$543 million in the nine months ended September 30, 2015, mainly due to the decrease in the average exchange rate from ruble to the U.S. dollar during the nine months ended September 30, 2016. In functional currency terms, mobile data revenue increased 20% attributable to the active bundle promotion, increased smartphone penetration, growth in mobile data customers and customer traffic growth.

Our total mobile operating revenue in our Russia segment also included revenue from sales of equipment and accessories and other revenue. During the nine months ended September 30, 2016, revenue from sales of equipment and accessories and other revenue in Russia decreased by 8% to US$101 million, compared to US$110 million in the nine months ended September 30, 2015, mainly due to the decrease in the average exchange rate from ruble to the U.S. dollar during the nine months ended September 30, 2016. In functional currency terms, our Russia segment sales of equipment and accessories and other revenue increased by 6% during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015, primarily as a result of the active promotion of device sales.

FIXED-LINE REVENUE

In the nine months ended September 30, 2016, our total operating revenue from our fixed-line services in Russia decreased by 21% to US$469 million compared to US$590 million in the nine months ended September 30, 2015, mainly due to the decrease in the average exchange rate from ruble to the U.S. dollar during the nine months ended September 30, 2016. In functional currency terms, our total operating revenue from our Russia fixed-line services decreased by 8% during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015, primarily due to a change in B2B fixed line contracts from U.S. dollar to ruble and lower B2C revenue.

ADJUSTED EBITDA

Our Russia Adjusted EBITDA decreased by 17% to US$1,155 million in the nine months ended September 30, 2016 compared to US$1,399 million in the nine months ended September 30, 2015, mainly due to the decrease in the average exchange rate from ruble to the U.S. dollar during the nine months ended September 30, 2016. In functional currency terms, our Russia Adjusted EBITDA decreased by 5% in the nine months ended September 30, 2016 compared to the same period in the previous year, primarily as a result of a revenue decrease and negative foreign exchange effect on roaming and interconnect costs. In functional currency terms, Adjusted EBITDA margin in the nine months ended September 30, 2016 in our Russia segment was 38.4%, which is 1.4 percentage points below Adjusted EBITDA margin in the nine months ended September 30, 2015. The decrease was primarily due to the revenue decrease and negative effect of the depreciation of the ruble against the U.S. dollar, which impacted the increase of costs in foreign currencies.

CERTAIN PERFORMANCE INDICATORS

As of September 30, 2016, we had approximately 58.1 million mobile customers in Russia, representing a decrease of 2% from approximately 59.0 million mobile customers as of September 30, 2015, which we believe was due to the lower number of seasonal workers during the nine months ended September 30, 2016 as a result of the macroeconomic developments in the country and increased churn, reflecting the increased competition in the market.

In the nine months ended September 30, 2016, our mobile ARPU in Russia decreased by 15% to US$4.4 compared to US$5.2 in the nine months ended September 30, 2015, primarily as a result of foreign exchange effects. In functional currency terms, mobile ARPU in Russia decreased by 2%, due to lower voice and roaming revenue attributed to an APPM reduction as existing customers migrated to new price plans.

In the nine months ended September 30, 2016, our mobile MOU in Russia increased by 5% to 335 minutes from 319 minutes in the nine months ended September 30, 2015, primarily as a result of on-net traffic growth caused by migration of customers to new offers and bundles.

Beeline successfully launched a fixed mobile convergence (FMC) offer during the first quarter of this year, introducing a bundle combining mobile and fixed-broadband services. The uptake for this service is strong with more than 355,000 customers during the nine months ended September 30, 2016. We did not have any fixed mobile convergence customers in the nine months ended September 30, 2015.

The fixed-line broadband customers are mainly represented by FTTB customers. As of September 30, 2016, we had approximately 1.8 million fixed-line customers in Russia, compared to approximately 2.2 million fixed-line customers as of September 30, 2015. The decrease was primarily due to customer migration to fixed mobile convergence products.

As of September 30, 2016, we had approximately 35.8 million mobile data customers, representing an increase of 8% from approximately 33.3 million mobile data customers as of September 30, 2015. The increase was mainly due to the increased smartphone penetration in the customer base as a result of device promotions.

PAKISTAN

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of US Dollars	2016	2015	15-‘16 % change US$
Total operating revenue	926	758	22%
Mobile service revenue	871	718	21%
- of which mobile data	107	61	77%
Sales of equipment, accessories and other	55	40	38%
Operating expenses	548	453	21%
Adjusted EBITDA	378	305	24%
Adjusted EBITDA margin	40.8%	40.3%	0.5p.	p.

RESULTS OF OPERATIONS IN PKR

	Nine months ended September 30,
In millions of PKR	2016	2015	15-‘16 % change functional currency
Total operating revenue	96,899	77,344	25%
Mobile service revenue	91,185	73,314	24%
- of which mobile data	11,253	6,213	81%
Sales of equipment, accessories and other	5,714	4,030	42%
Operating expenses	57,345	46,172	24%
Adjusted EBITDA	39,554	31,172	27%
Adjusted EBITDA margin	40.8%	40.3%	0.5p.	p.

CERTAIN PERFORMANCE INDICATORS

	Nine months ended September 30,
	2016	2015
Mobile
Customers in million	51.0	35.2
ARPU in USD	2.1	1.8
ARPU in PKR	224	184
MOU in minutes	566	684
Mobile data customers in million	24.7	15.6

NINE MONTHS ENDED SEPTEMBER 30, 2016 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2015

On July 1, 2016, the company together with its subsidiary GTH, acquired 100% of the voting shares in Warid, a mobile telecommunications provider. The company consolidates Warid financials in the Pakistan segment starting from July 1, 2016, which affects comparability with previous periods. For more information regarding our acquisitions and dispositions, see “—Key Developments and Trends” and Note 3 to our unaudited interim condensed consolidated financial statements incorporated herein.

Our Pakistan total operating revenue increased by 22% to US$926 million in the nine months ended September 30, 2016 compared to US$758 million in the nine months ended September 30, 2015 as a result of the Pakistan Merger on July 1, 2016. In functional currency terms, total operating revenue in Pakistan increased by 25% as a result of the Pakistan Merger on July 1, 2016 and an increase in voice, interconnect, SMS and data revenues supported by customer growth.

Our Pakistan total operating revenue consists of revenue from providing mobile services, sales of equipment and accessories and other revenue.

MOBILE REVENUE

In the nine months ended September 30, 2016, we generated US$871 million of our Pakistan segment service revenue compared to US$718 million in the nine months ended September 30, 2015. In U.S. dollar terms, our mobile service revenue in Pakistan increased by 21% as a result of the developments described above.

Data revenue continued to grow. In U.S. dollar terms, our Pakistan segment data revenue increased by 77%, while in functional currency terms, it increased by 81% mainly due to the Pakistan Merger from July 1 2016 and successful data monetization initiatives, data device promotions and 3G network expansion.

In addition, mobile financial services revenue grew by 47% for the nine months ended September 30, 2016 as compared to the same period in 2015 due to an increase in the number of transactions and an increase in sales by our agents. As a result, MFS revenue represented 3% of service revenue during the nine months ended September 30, 2016.

Our total operating revenue in our Pakistan segment also includes revenue from sales of equipment and accessories and other revenue. In the nine months ended September 30, 2016, revenue from sales of equipment and accessories and other revenue in Pakistan was US$55 million compared to US$40 million in the nine months ended September 30, 2015. In functional currency terms, our Pakistan segment sales of equipment and accessories and other revenue increased by 42%, primarily as a result of a device promotions and increase in revenues from site sharing.

ADJUSTED EBITDA

Our Pakistan Adjusted EBITDA increased by 24% to US$378 million in the nine months ended September 30, 2016 compared to US$305 million in the nine months ended September 30, 2015. In functional currency terms, our Pakistan Adjusted EBITDA increased by 24% in the nine months ended September 30, 2016 compared to the same period in the previous year, primarily due to the Pakistan Merger, higher revenue and performance transformation initiatives. In functional currency terms, Adjusted EBITDA margin in the nine months ended September 30, 2016 in our Pakistan segment was 40.8%, which is 0.5 percentage points higher than Adjusted EBITDA margin in the nine months ended September 30, 2015.

CERTAIN PERFORMANCE INDICATORS

As of September 30, 2016, we had approximately 51.0 million customers in Pakistan, representing an increase from 35.2 million customers as of September 30, 2015, primarily as a result of the Pakistan Merger in July 1, 2016 and simplification of tariffs, resulting in higher gross additions.

As of September 30, 2016, we had approximately 24.7 million mobile data customers in Pakistan, representing an increase of approximately 59% from the approximately 15.6 million mobile data customers as of September 30, 2015. The increase was mainly due to the Pakistan Merger on July 1, 2016 and the 3G expansion and increased smartphone penetration in the customer base.

In the nine months ended September 30, 2016, our mobile ARPU in Pakistan increased by 18.5% to US$2.1 compared to US$1.8 in the nine months ended September 30, 2015. In functional currency terms, mobile ARPU in Pakistan increased in the nine months ended September 30, 2016 by 21.6% compared to the nine months ended September 30, 2015 mainly due to data revenue growth and changes in customer pricing.

In the nine months ended September 30, 2016, our mobile MOU in Pakistan decreased17% to 566 minutes from 684 minutes in the nine months ended September 30, 2015 as a result of the increase in dual SIMs in the market post SIM-verification process.

ALGERIA

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of US Dollars	2016	2015	15-‘16 % change US$
Total operating revenue	794	975	-19%
Mobile service revenue	787	967	-19%
- of which mobile data	51	33	57%
Sales of equipment, accessories and other	7	8	-20%
Operating expenses	372	453	-18%
Adjusted EBITDA	422	522	-19%
Adjusted EBITDA margin	53.2%	53.5%	(0.4p.	p.)

RESULTS OF OPERATIONS IN DZD

	Nine months ended September 30,
In millions of DZD	2016	2015	15-‘16 % change functional currency
Total operating revenue	86,492	95,664	-10%
Mobile service revenue	85,774	94,857	-10%
- of which mobile data	5,586	3,223	73%
Sales of equipment, accessories and other	718	807	-11%
Operating expenses	40,545	44,412	-9%
Adjusted EBITDA	45,947	51,252	-10%
Adjusted EBITDA margin	53.1%	53.6%	(0.5p.	p.)

CERTAIN PERFORMANCE INDICATORS

	Nine months ended September 30,
	2016	2015
Mobile
Customers in million	15.9	16.9
ARPU in USD	5.2	6.1
ARPU in DZD	570	601
MOU in minutes	320	390
Mobile data customers in million	6.4	3.4

NINE MONTHS ENDED SEPTEMBER 30, 2016 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2015

Our Algeria total operating revenue decreased by 19% to US$794 million in the nine months ended September 30, 2016 compared to US$975 million in the nine months ended September 30, 2015 partly due to the depreciation of the Algerian dinar against the U.S. dollar. In functional currency terms, total operating revenue in Algeria decreased by 10% due to the continued effect of government imposed restrictions in the roll-out of our 3G technology, a change in customer billing terms, the forced migration of customers from legacy tariffs, aggressive price competition and distribution challenges compared to the nine months ended September 30, 2015.

Our total operating revenue in Algeria consists of revenue from providing mobile services, sales of equipment and accessories and other revenue.

MOBILE REVENUE

In the nine months ended September 30, 2016, we generated US$787 million of our Algeria segment service revenue from mobile services compared to US$967 million in the nine months ended September 30, 2015. In U.S. dollar terms, our mobile service revenue in Algeria decreased by 19% as a result of the reasons mentioned above.

Data revenue increased by 57% for the nine months ended September 30, 2016 compared to the same period in 2015, due to increased data usage in terms of amount of megabytes used and number of data users primarily as a result of the revived 3G roll-out following the lifting of governmental restrictions in November 2015.

Our total operating revenue in our Algeria segment also includes revenue from sales of equipment and accessories and other revenue. During the nine months ended September 30, 2016, revenue from sales of equipment and accessories and other revenue in Algeria was US$7 million compared to US$8 million during the nine months ended September 30, 2015. In functional currency terms, our Algeria segment sales of equipment and accessories and other revenue decreased by 11% due in part to the depreciation of the Algerian dinar against the U.S. dollar, partially offset by affordable device promotions launched during the nine months ended September 30, 2016.

ADJUSTED EBITDA

Our Algeria Adjusted EBITDA decreased by 19% to US$422 million in the nine months ended September 30, 2016 compared to US$522 million in the nine months ended September 30, 2015. In functional currency terms, our Algeria Adjusted EBITDA decreased by 10% in the nine months ended September 30, 2016 compared to the same period in the previous year, primarily due to a decrease in total revenues partially offset by a decrease in operating expenses due to commercial and network cost optimization and headcount reduction as a result of our performance transformation program. In functional currency terms, Adjusted EBITDA margin in the nine months ended September 30, 2016 in our Algeria segment was 53.1%, which was 0.5 percentage points below the Adjusted EBITDA margin in the nine months ended September 30, 2015.

CERTAIN PERFORMANCE INDICATORS

Customers in our Algeria segment decreased to approximately 15.9 million as of September 30, 2016 compared to 16.9 million customers as of September 30, 2015. The 6% decrease was mainly due the combined impact of historic 3G coverage shortfalls, changes in customer billing terms, forced migration and distribution challenges.

As of September 30, 2016, we had approximately 6.4 million mobile data customers in Algeria, representing an increase of approximately 87% from the approximately 3.4 million mobile data customers as of September 30, 2015. The increase was mainly due to the rapid 3G expansion during the last twelve months.

In the nine months ended September 30, 2016, our mobile ARPU in Algeria decreased by 15% to US$5.2 compared to US$6.1 in the nine months ended September 30, 2015. In functional currency terms, our mobile ARPU in Algeria decreased by 5%, mainly due to aggressive price competition and high-value customer churn as a result of a delay in our 3G roll-out.

In the nine months ended September 30, 2016, our mobile MOU in Algeria was decreased by 18% to 320 minutes comparing to the nine months ended September 30, 2015. This decrease was due to high-value customer churn.

BANGLADESH

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of US Dollars	2016	2015	15-‘16 % change US$
Total operating revenue	469	452	4%
Mobile service revenue	458	445	3%
- of which mobile data	45	29	53%
Sales of equipment, accessories and other	11	7	57%
Operating expenses	257	260	-1%
Adjusted EBITDA	212	192	11%
Adjusted EBITDA margin	45.2%	42.4%	2.8p.	p.

RESULTS OF OPERATIONS IN BDT

	Nine months ended September 30,
In millions of BDT	2016	2015	15-‘16 % change functional currency
Total operating revenue	36,729	35,139	5%
Mobile service revenue	35,934	34,637	4%
- of which mobile data	3,530	2,288	54%
Sales of equipment, accessories and other	795	502	58%
Operating expenses	20,123	20,234	-1%
Adjusted EBITDA	16,606	14,905	11%
Adjusted EBITDA margin	45.2%	42.4%	2.8p.	p.

CERTAIN PERFORMANCE INDICATORS

	Nine months ended September 30,
	2016	2015
Mobile
Customers in million	29.0	32.3
ARPU in USD	1.7	1.6
ARPU in BDT	130	121
MOU in minutes	322	309
Mobile data customers in million	14.6	14.8

NINE MONTHS ENDED SEPTEMBER 30, 2016 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2015

Our Bangladesh total operating revenue increased by 4% to US$469 million in the nine months ended September 30, 2016 compared to US$452 million in the nine months ended September 30, 2015. In functional currency terms, total operating revenue in Bangladesh increased by 5% due to an increase in voice revenue driven by higher MOU and a significant increase in data revenue. The increase was offset by the imposition of an incremental 2% supplementary duty on recharges from June 2016 on top of the additional 1% surcharge from March 2016. The main operational focus during the nine months ended September 30, 2016 was the SIM re-verification process. This government-mandated initiative started in December 2015 and required each mobile phone operator to verify all customers using fingerprints in order to ensure authentic registration, proper accountability and enhanced security. The company believes that this initiative will also provide a solid and secure customer base to develop new revenue from mobile financial services as part of our digital strategy. This program contributed to a slowdown of acquisition activity across the market in 2016.

Our Bangladesh total operating revenue consists of revenue from providing mobile services, sales of equipment and accessories and other revenue.

MOBILE REVENUE

In the nine months ended September 30, 2016, we generated US$458 million of mobile service revenue in Bangladesh compared to US$445 million in the nine months ended September 30, 2015. In U.S. dollar terms, our mobile service revenue in Bangladesh increased by 3%. In functional currency terms, it increased by 4%, primarily due to an increase in MOU and data revenue.

In the nine months ended September 30, 2016, we generated US$45 million of our Bangladesh segment service revenue from data compared to US$29 million in the nine months ended September 30, 2015. In U.S. dollar terms, our Bangladesh segment service revenue from data, increased by 53%. In functional currency terms, it increased by 54%, primarily driven by an increase in active data users and data usage as a result of expanding 3G coverage and smartphone penetration.

Our total operating revenue in our Bangladesh segment also includes revenue from sales of equipment and accessories and other revenue. In the nine months ended September 30, 2016, revenue from sales of equipment and accessories and other revenue in Bangladesh was US$11 million, compared to US$7 million in the nine months ended September 30, 2015. In U.S. dollar terms, our Bangladesh segment sales of equipment and accessories and other revenue increased by 57% primarily as a result of higher handset sales in order to increase smartphone penetration.

ADJUSTED EBITDA

Our Bangladesh Adjusted EBITDA increased by 11% to US$212 million in the nine months ended September 30, 2016 compared to US$192 million in the nine months ended September 30, 2015. In functional currency terms, our Bangladesh Adjusted EBITDA increased by 11% in the nine months ended September 30, 2016 compared to the same period in the previous year, primarily due to increased revenue and the implementation of performance transformation initiatives, in particular headcount reduction and a decrease in commercial costs. In functional currency terms, the Adjusted EBITDA margin in the nine months ended September 30, 2016 in our Bangladesh segment was 45.2%, which was 2.8 percentage points higher Adjusted EBITDA margin in the nine months ended September 30, 2015.

CERTAIN PERFORMANCE INDICATORS

As of September 30, 2016, we had approximately 29.0 million customers in Bangladesh, representing a decrease from 32.3 million customers as of September 30, 2015, which was primarily due to an introduction of government mandated identity verification procedures at the end of 2015, which resulted in a slowdown of customer growth across the market and blocking of unverified SIMs in the quarter ended September 30, 2016.

As of September 30, 2016, we had approximately 14.6 million mobile data customers in Bangladesh, representing a decrease of approximately 1% from the approximately 14.6 million mobile data customers as of September 30, 2015. The decrease is explained by the unverified SIMs blocking mentioned above, while active data users increased mainly due to the 3G expansion and increased smartphone penetration in the customer base.

In the nine months ended September 30, 2016, our mobile ARPU in Bangladesh increased by 6% to US$1.7 from US$1.6. In functional currency terms, mobile ARPU in Bangladesh increased in the nine months ended September 30, 2016 by 7% to BDT 130 compared to the nine months ended September 30, 2015 of BDT 121 mainly due to high growth in data revenue.

In the nine months ended September 30, 2016, our mobile MOU in Bangladesh increased 4% to 322 minutes from 309 minutes in the nine months ended September 30, 2015 mainly due to lower APPM driven by aggressive competition.

UKRAINE

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of US Dollars	2016	2015	15-‘16 % change US$
Total operating revenue	436	470	-7%
Mobile service revenue	403	436	-7%
- of which mobile data	67	47	43%
Fixed-line service revenue	31	33	-8%
Sales of equipment, accessories and other revenue	2	1	63%
Operating expenses	199	252	-21%
Adjusted EBITDA	237	218	9%
Adjusted EBITDA margin	54.3%	46.3%	8.1p.	p.

RESULTS OF OPERATIONS IN UAH

	Nine months ended September 30,
In millions of UAH	2016	2015	15-‘16 % change functional currency
Total operating revenue	11,079	10,003	11%
Mobile service revenue	10,250	9,269	11%
- of which mobile data	1,699	993	71%
Fixed-line service revenue	782	709	10%
Sales of equipment, accessories and other revenue	47	25	95%
Operating expenses	5,061	5,378	-6%
Adjusted EBITDA	6,018	4,625	30%
Adjusted EBITDA margin	54.3%	46.2%	8.1p.	p.

CERTAIN PERFORMANCE INDICATORS

	Nine months ended September 30,
	2016	2015
Mobile
Customers (million)	26.3	25.7
ARPU in USD	1.7	1.8
ARPU in UAH	43	39
MOU in minutes	544	537
Mobile data customers (million)	10.6	11.7
Fixed line
Broadband customers (million)	0.8	0.8

NINE MONTHS ENDED SEPTEMBER 30, 2016 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2015

Our Ukraine total operating revenue decreased by 7% to US$436 million in the nine months ended September 30, 2016 compared to US$470 million in the nine months ended September 30, 2015, primarily due to the depreciation of the Ukrainian hryvnia against the U.S. dollar. In functional currency terms, our Ukraine total operating revenue in the nine months ended September 30, 2016 increased 11% compared to the nine months ended September 30, 2015, primarily due to strong growth in mobile data revenue as a result of the launch of 3G, data monetization and 2G repricing initiatives, despite a challenging social and political environment. Our Ukraine total operating revenue consists of revenue from providing mobile services, sales of equipment and accessories and other revenue as well as fixed-line services.

MOBILE REVENUE

In the nine months ended September 30, 2016, our revenue from mobile services in our Ukraine segment decreased by 7% to US$403 million compared to US$436 million during the nine months ended September 30, 2015, primarily due to the depreciation of the hryvnia against the U.S. dollar. In functional currency terms, our mobile service revenue in the nine months ended September 30, 2016 increased 11% compared to the nine months ended September 30, 2015, primarily due to strong growth in mobile data revenue as a result of the launch of 3G, data monetization and 2G repricing initiatives, despite a challenging social and political environment.

Our mobile data revenue in Ukraine increased by 43% to US$67 million in the nine months ended September 30, 2016 compared to US$47 million in the nine months ended September 30, 2015. In functional currency terms, mobile data revenue increased 71% driven by the continued 3G roll-out, active promotions of smartphones and data-oriented tariff plans.

During the nine months ended September 30, 2016, revenue from sales of equipment and accessories and other revenue was US$2 million, compared to US$1 million in the nine months ended September 30, 2015. In functional currency terms, our Ukraine segment revenue from sales of equipment and accessories and other revenue increased by 95% mainly due to a one time contractual penalty paid to us by a subcontractor as well as increased revenue from network sites sharing initiatives, partly offset by a decline in smartphone sales due to market decline and strong competition.

FIXED-LINE REVENUE

Our revenue from fixed-line services in Ukraine decreased by 8% to US$31 million in the nine months ended September 30, 2016 compared to US$33 million in the nine months ended September 30, 2015, primarily due to depreciation of the hryvnia. In functional currency terms, our revenue from fixed-line services in Ukraine increased by 10% mainly due to the improved quality of the customer base and FTTB repricing initiatives.

ADJUSTED EBITDA

Our Ukraine Adjusted EBITDA increased by 9% to US$237 million in the nine months ended September 30, 2016 compared to US$218 million in the nine months ended September 30, 2015. In functional currency terms, our Ukraine Adjusted EBITDA increased by 30% in the nine months ended September 30, 2016 compared to the same period in the previous year primarily due to higher revenues, mainly data and voice, and lower interconnect and technological maintenance costs, which were partially offset by an increase in frequency fees, roaming costs, inflation on rent and utilities and the negative effect of the depreciation of the hryvnia on our operating expenses. In functional currency terms, Adjusted EBITDA margin in our Ukraine segment in the nine months ended September 30, 2016 was 54.3%, which is 8.1 percentage points higher than in the nine months ended September 30, 2015.

CERTAIN PERFORMANCE INDICATORS

As of September 30, 2016, we had approximately 26.3 million mobile customers in Ukraine compared to 25.7 million mobile customers as of September 30, 2015, representing an increase of 2%.

In the nine months ended September 30, 2016, our mobile ARPU in Ukraine decreased by 7% to US$1.7 compared to the nine months ended September 30, 2015 primarily due to devaluation of the hryvnia. In functional currency terms, mobile ARPU in Ukraine increased in the nine months ended September 30, 2016 by 11% to UAH 43 compared to the nine months ended September 30, 2015 of UAH 39 mainly due to repricing initiatives and newly introduced tariffs.

In the nine months ended September 30, 2016, our mobile MOU in Ukraine increased slightly by 1% to 544 from 537 in the nine months ended September 30, 2015, mainly due to higher on-net traffic.

As of September 30, 2016, we had approximately 0.8 million fixed-line broadband customers in Ukraine, broadly stable compared to September 30, 2015.

UZBEKISTAN

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of US Dollars	2016	2015	15-‘16 % change US$
Total operating revenue	498	528	-6%
Mobile service revenue	494	523	-5%
- of which mobile data	96	102	-6%
Fixed-line service revenue	3	4	-14%
Sales of equipment, accessories and other revenue	1	1	-82%
Operating expenses	208	212	-2%
Adjusted EBITDA	290	316	-8%
Adjusted EBITDA margin	58.3%	59.9%	(1.6p.	p.)

RESULTS OF OPERATIONS IN UZS

	Nine months ended September 30,
In millions of UZS	2016	2015	15-‘16 % change functional currency
Total operating revenue	1,449,506	1,331,070	9%
Mobile service revenue	1,438,965	1,318,627	9%
- of which mobile data	278,963	257,820	8%
Fixed-line service revenue	10,072	10,131	-1%
Sales of equipment, accessories and other revenue	469	2,312	-80%
Operating expenses	604,659	535,210	13%
Adjusted EBITDA	844,847	795,860	6%
Adjusted EBITDA margin	58.3%	59.8%	(1.5p.	p.)

CERTAIN PERFORMANCE INDICATORS

	Nine months ended September 30,
	2016	2015
Mobile
Customers (million)	9.6	10.2
ARPU in USD	5.6	5.6
ARPU in UZS	16,319	14,078
MOU in minutes	558	550
Mobile data customers (million)	4.5	4.8

NINE MONTHS ENDED SEPTEMBER 30, 2016 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2015

In the nine months ended September 30, 2016, our Uzbekistan total operating revenue decreased by 6% to US$498 million compared to US$528 million in the nine months ended September 30, 2015. In functional currency terms, our Uzbekistan total operating revenue increased by 9%.

Our Uzbekistan total operating revenue consists of revenue from providing mobile services, sales of equipment and accessories and other revenue as well as fixed-line services.

MOBILE REVENUE

In the nine months ended September 30, 2016, our Uzbekistan segment revenue from mobile services decreased by 5% to US$494 million compared to US$523 million in the nine months ended September 30, 2015, due to the reentry of MTS to the market and the entry of a new operator UzMobile. In functional currency terms, our revenue from mobile services for the Uzbekistan segment increased by 9% as a result of Beeline Uzbekistan price plans denominated in U.S. dollars and the depreciation of the Uzbek som, together with increased interconnect revenue and mobile data revenue growth.

Our mobile data revenue in Uzbekistan decreased by 6% to US$96 in the nine months ended September 30, 2016, compared to US$102 million in the nine months ended September 30, 2015. In functional currency terms, mobile data revenue increased 8%, driven by increased smartphone penetration and promotions, notwithstanding a 6% year-on-year decrease in mobile data customers.

During the nine months ended September 30, 2016, revenue from sales of equipment and accessories and other revenue comprised US$1 million, compared to US$1 million in the nine months ended September 30, 2015. In functional currency terms, our revenue from sales of equipment and accessories and other revenue decreased by 80%, due to the reentry of MTS to the market and the entry of a new operator UzMobile.

FIXED-LINE REVENUE

In the nine months ended September 30, 2016, our Uzbekistan total operating revenue from fixed-line services decreased by 14% to US$3 million compared to US$4 million in the nine months ended September 30, 2015. In functional currency terms, our fixed-line revenue was broadly stable compared to the nine months ended September 30, 2015.

ADJUSTED EBITDA

In the nine months ended September 30, 2016, our Uzbekistan Adjusted EBITDA decreased by 8% to US$290 million compared to US$316 million in the nine months ended September 30, 2015. In functional currency terms, in the nine months ended September 30, 2016, our Uzbekistan Adjusted EBITDA decreased by 8% compared to the nine months ended September 30, 2015 primarily driven by increased customer-based taxes and structural operating expenses. In functional currency terms, in the nine months ended September 30, 2016, our Uzbekistan Adjusted EBITDA margin was 58.3%, which was 1.6 percentage points lower than in the nine months ended September 30, 2015.

CERTAIN PERFORMANCE INDICATORS

As of September 30, 2016, we had approximately 9.6 million mobile customers in our Uzbekistan segment, representing a decrease of 6% compared to approximately 10.2 million mobile customers as of September 30, 2015. The decrease in our customer base in Uzbekistan was primarily due to the reentry of MTS to the market and the entry of a new operator UzMobile.

As of September 30, 2016, we had approximately 4.5 million mobile data customers in Uzbekistan compared to approximately 4.8 million mobile data customers as of September 30, 2015, representing a decrease of 6% mainly due to the reentry of MTS to the market and the entry of UzMobile.

In the nine months ended September 30, 2016 and in the nine months ended September 30, 2015, our mobile ARPU in Uzbekistan was stable at US$5.6. In functional currency terms, mobile ARPU in Uzbekistan increased by 16% to UZS 16,319 in the nine months ended September 30, 2016 compared to UZS 14,078 in the nine months ended September 30, 2015 mainly as a result of Beeline Uzbekistan price plans denominated in U.S. dollars while the Uzbek som depreciated and growth of data ARPU driven by a higher usage of data.

In the nine months ended September 30, 2016, our mobile MOU in Uzbekistan increased by 2% to 558 from 550 in the nine months ended September 30, 2015.

HQ AND OTHERS

Our HQ and Others total operating revenue decreased by 32% to US$424 million for the nine months ended September 30, 2016, from US$628 million for the nine months ended September 30, 2015, primarily due to the depreciation of local currencies against the U.S. dollar. Our HQ and Others total operating revenue consists of revenue from providing mobile services, sales of equipment and accessories and other revenue as well as fixed line services and intercompany eliminations between all segments. Our HQ and Others Adjusted EBITDA increased by US$643 million for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015, primarily due to the US$900 million provision in the Uzbekistan reportable segment included in operating expenses for the nine months ended September 30, 2015 in connection with the investigations by the SEC, DOJ and OM. As of September 30, 2016, we had approximately 15.7 million mobile customers in the HQ and Others segment, representing a decrease of 2% from approximately 16.1 million mobile customers as of September 30, 2015.

ITALY

DISCONTINUED OPERATION

On August 6, 2015, we entered into an agreement with Hutchison, which owns indirectly 100% of Italian mobile operator 3 Italia, to form an equal joint venture holding company that will own and operate our telecommunications businesses in Italy. Completion of the transaction is subject to the satisfaction or waiver of certain conditions precedent, including obtaining regulatory approvals, and is expected to occur by the end of 2016. WIND and 3 Italia will continue to operate separately pending completion. Pending completion, WIND is accounted for as a discontinued operation. Following completion of the transaction, VimpelCom will no longer consolidate the financial results of WIND, whose results will be calculated using the equity method. For more information, please see “—Key Developments and Trends—Italy Joint Venture” and Note 3 to our unaudited interim condensed consolidated financial statements included herein.

Although Italy is no longer a reportable segment subsequent to its classification as a discontinued operation in connection with the Italy Joint Venture, the following information is included for Italy because completion of the Italy Joint Venture has not occurred and Italy is a significant part of our business.

The Italy Joint Venture doesn’t have any impact on VimpelCom’s current liquidity, as liquidity available at WIND level is not available to the company due to covenants in debt agreements. The Italy Joint Venture results in a reduction of the Net Debt/EBITDA ratio of the company and thereby increasing the capacity to fund the company within Net Debt/EBITDA covenant ratios, if and when needed.

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of US Dollars	2016	2015	15-‘16 % change US$
Total operating revenue	3,702	3,623	2%
Service revenue	3,325	3,351	-1%
Sales of equipment, accessories and other revenue	377	272	39%
Operating expenses	2,267	2,242	1%
Adjusted EBITDA	1,435	1,381	4%
Adjusted EBITDA margin	38.8%	38.1%	0.6p.	p.

RESULTS OF OPERATIONS IN EUR

	Nine months ended September 30,
In millions of EUR	2016	2015	15-‘16 % change functional currency
Total operating revenue	3,316	3,250	2%
Service revenue	2,979	3,005	-1%
Sales of equipment, accessories and other revenue	337	245	38%
Operating expenses	2,031	2,011	1%
Adjusted EBITDA	1,285	1,239	4%
Adjusted EBITDA margin	38.7%	38.1%	0.6p.	p.

CERTAIN PERFORMANCE INDICATORS

	Nine months ended September 30,
	2016	2015
Mobile
Customers (million)	20.7	21.3
ARPU in USD	13.6	13.3
ARPU in EUR	12.2	12.0
MOU in minutes	387	396
Mobile data customers (million)	11.7	11.3
Fixed line
Broadband customers (million)	2.3	2.2

NINE MONTHS ENDED SEPTEMBER 30, 2016 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2015

Our total operating revenue in Italy increased by 2.2% to US$3,702 million in the nine months ended September 30, 2016 compared to US$3,623 million in the nine months ended September 30, 2015 (in local currency terms, increased by 2%), mainly due to the increase in the sale of mobile telephone handsets of high-range terminals and increased Interconnection traffic revenue mainly due to the increase in the incoming volume of mobile termination traffic, only partially offset by the general reduction of volume and unit tariffs of SMS and MMS.

In Italy total operating revenue from services was US$3,325 million in the nine months ended September 30, 2016, representing a decrease of 1% compared to US$3,351 million in the nine months ended September 30, 2015 (in local currency terms, decreased by 1%). The decrease was mainly due to the difficult macroeconomic situation and the contraction of the market, which was partially offset by WIND’s ability to maintain a stable mobile customer base and revenue from the development of new offers dedicated to internet navigation on mobile phones.

ADJUSTED EBITDA

Our Italy Adjusted EBITDA increased by 3.9% to US$1,435 million in the nine months ended September 30, 2016 compared to US$1,381 million in the nine months ended September 30, 2015 (in local currency terms, increased by 3.7%). In addition to the effects described on total operating revenues, the increase is the result of the solid performance in mobile coupled with strong cost control activities.

CERTAIN PERFORMANCE INDICATORS

As of September 30, 2016, we had approximately 20.7 million mobile customers in Italy, representing a decrease of 3% from approximately 21.3 million mobile customers as of September 30, 2015. The customer base decrease was in line with the overall market contraction and mainly due to a more rational approach to promotions offered in the period by the main three operators.

In the nine months ended September 30, 2016, our mobile ARPU in Italy increased by 2% in US dollar terms as well as in functional currency terms.

In the nine months ended September 30, 2016, our mobile MOU in Italy decreased by 2% to 387 minutes from 396 minutes in the nine months ended September 30, 2015, primarily as a result of the increased diffusion in the market of bundles including free minutes for a fixed fee.

The fixed-line broadband customers as of September 30, 2016, were approximately 2.3 million in Italy, compared to approximately 2.2 million fixed-line broadband customers as of September 30, 2015. The increase was primarily due to the increased demand in Italy for broadband connections.

As of September 30, 2016, we had approximately 11.7 million mobile data customers, representing an increase of 3.5% from approximately 11.3 million mobile data customers as of September 30, 2015. The increase was mainly due to the increased demand for data in mobility coupled with a higher diffusion of smartphones in the market.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

As of September 30, 2016, we had negative working capital of US$854 million, compared to negative working capital of US$156 million as of December 31, 2015. Working capital is defined as current assets less current liabilities. The change in our working capital as of September 30, 2016 compared to December 31, 2015 was primarily due to increased current financial liabilities mainly as a result of increased short-term borrowings from banks, increased non-financial liabilities mainly due to the Pakistan Merger, decreased current financial assets mainly due to maturing term deposits in banks partially offset by the decreased provision, increased trade and other receivables and current non-financial assets mainly due to the Warid consolidation.

Our working capital is monitored on a regular basis by management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements.

CONSOLIDATED CASH FLOW SUMMARY

The following table shows our cash flows for the nine month periods ended September 30, 2016 and 2015 (in millions of U.S. dollars):

	Nine months ended September 30,
	2016	2015
Consolidated Cash Flow
Net cash flows from operating activities	1,430	1,126

from continuing operations	808	619
from discontinued operations	622	507

Net cash / (used in) investing activities	(1,670)	(1,685)

from continuing operations	(1,091)	(1,821)
from discontinued operations	(579)	136

Net cash from / (used in) financing activities	349	(1,339)

from continuing operations	369	(634)
from discontinued operations	(20)	(705)

During the nine months ended September 30, 2016 and 2015, we generated positive cash flow from our operating activities and negative cash flow from investing activities. Cash flow used in financing activities was positive during the nine months ended September 30, 2016 and negative during 2015. The positive cash flow from financing activities during the nine months ended September 30, 2016 was mostly due to proceeds from new borrowings, partially offset by the repayment of existing borrowings. The negative cash flow from financing activities during the same period in 2015 was mostly due to repayment of existing borrowings, partially offset by cash flows from new loans and bonds issued during 2015 and proceeds received from the completion of the transaction in Algeria.

OPERATING ACTIVITIES

During the nine months ended September 30, 2016, net cash flows from operating activities increased to US$1,430 million from US$1,126 million of net cash flows from operating activities during the nine months ended September 30, 2015. The increase in net cash flows from operating activities was primarily due to increased adjusted EBITDA, lower income tax and interest payments and increased cash flows from discontinued operations partly offset by changes in the provision balances discussed below.

The cash flow from our operating activities in the nine months ended September 30, 2016 was impacted primarily by the payment of US$795 million of fines and disgorgements in relation to agreements with the SEC, DOJ and OM, related legal costs of US$10 million and US$44 million cash outflow mostly related to the performance transformation initiatives. The cash flow from our operating activities in the nine months ended September 30, 2015 was impacted by the completion of the Algerian transaction resulting in payments to the bank of Algeria of US$1.1 billion, to Cevital of US$50 million, and withholding tax of US$202 million related to the pre-closing dividend.

INVESTING ACTIVITIES

Our investing activities included payments related to the purchase of equipment, frequency permissions and licenses, capitalized customer acquisition costs, software and other assets as a part of the ongoing development of our mobile networks and fixed-line business.

During the nine months ended September 30, 2016, our total payments for purchases of property and equipment, intangible assets, software and other assets were approximately US$1,103 million compared to US$1,593 million during the nine months ended September 30, 2015. The decrease was primarily due to decreased capital expenditures in Russia, Ukraine and Pakistan. In addition, we received US$59 million from bank deposit accounts, paid US$68 million for purchased financial assets and recorded US$579 million of cash outflows from discontinued operations during the nine months ended September 30, 2016.

The cash flow from our investing activities in the nine months ended September 30, 2015 was impacted primarily by cash capital expenditures driven network investments, increased bank deposit accounts and cash receipts from investments in financial assets. During nine months ended September 30, 2015 the cash flow from investing activities in the discontinued operations was positive due to net proceeds from the sale of towers in Italy.

ACQUISITIONS AND DISPOSITIONS

For information regarding our acquisitions and dispositions, see Note 7 and Note 8 to our unaudited interim condensed consolidated financial statements included herein.

FINANCING ACTIVITIES

During the nine months ended September 30, 2016, we repaid approximately US$1,393 million of indebtedness and raised approximately US$1,867 million, which amounts are excluding the financing activities in relation to our operations in Italy, following the classification of WIND as a discontinued operation in connection with the Italy Joint Venture. As of September 30, 2016, the principal amounts of our external indebtedness for bank loans, bonds, equipment financing and loans from others amounted to approximately US$10.8 billion, compared to US$9.5 billion as of December 31, 2015. The increase of the principal amounts of our external indebtedness is mainly the result of the issuance of US$1.2 billion of bonds by GTH Finance B.V.

INDEBTEDNESS

Information about our indebtedness is presented below. Many of the agreements relating to this indebtedness contain various covenants, including financial covenants relating to our financial performance or financial condition, as well as negative pledges, compliance with laws requirements and restrictions on mergers, acquisitions and certain asset disposals, as subject to agreed exceptions. In addition, certain of these agreements subject our subsidiaries to restrictions on their ability to pay dividends, make loans or repay debts to us. Our financing agreements have various customary events of default which can be triggered by events including non-payment, breach of applicable covenants, loss of certain mobile licenses, non-payment cross-default, cross-acceleration, certain judgment defaults, certain material adverse events and certain insolvency events. Some of our financing agreements also contain “change of control” provisions that may allow the lenders to cancel the facility or to require us to make a prepayment if a person or group of persons (with limited exclusions) acquire beneficial or legal ownership of or control over more than 50.0% of VimpelCom’s share capital.

For additional information on our outstanding indebtedness, please refer to Note 9 to our unaudited interim condensed consolidated financial statements included herein. For a description of some of the risks associated with certain of our indebtedness, please refer to the sections of our 2015 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” “—We may not be able to raise additional capital,” and “—A disposition by one or both of our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business.”

The following table provides a summary of our material outstanding indebtedness as of September 30, 2016, excluding our indebtedness in relation to our operations in Italy, following the classification of WIND as a discontinued operation in connection with the Italy Joint Venture.

Borrower	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom Holdings	Notes	6.2546%	US$349	March 1, 2017	PJSC VimpelCom	None
VimpelCom Holdings	Notes	7.5043%	US$1,280	March 1, 2022	PJSC VimpelCom	None
VimpelCom Holdings	Notes	9.00%	US$190 (RUB 12,000)	February 13, 2018	PJSC VimpelCom	None
VimpelCom Holdings	Notes	5.20%	US$571	February 13, 2019	PJSC VimpelCom	None
VimpelCom Holdings	Notes	5.95%	US$983	February 13, 2023	PJSC VimpelCom	None
GTH Finance	Notes	6.25%	US$500	April 26, 2020	VimpelCom Holdings	None
GTH Finance	Notes	7.25%	US$700	April 26, 2023	VimpelCom Holdings	None
VimpelCom Amsterdam	Loan from China Development Bank Corp.	6 month LIBOR plus 3.30%	US$374	December 21, 2020	PJSC VimpelCom	None
VimpelCom Amsterdam	Loan from HSBC Bank plc	1.72%	US$191	July 31, 2022	EKN, PJSC VimpelCom	None
VimpelCom Amsterdam	Loan from AO “Alfa-Bank”	1 month LIBOR plus 3.15%	US$500	April 17, 2017	VimpelCom Holdings	None
VimpelCom Amsterdam	Loan from AO “Alfa-Bank”	1 month LIBOR plus 3.15%	US$500	May 3, 2017	VimpelCom Holdings	None
VimpelCom Amsterdam	Loan from ING Bank N.V.	6 month LIBOR plus 1.08%	US$84	October 16, 2023	EKN, VimpelCom Holdings	None
PJSC VimpelCom	Loan from VIP Finance Ireland Limited (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$499	April 30, 2018	None	None
PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.748%	US$651	February 2, 2021	None	None
PJSC VimpelCom	RUB denominated bonds	10.00%	US$238 (RUB 15,052)	March 8, 2022(1)	None	None
PJSC VimpelCom	RUB denominated bonds	11.90%	US$396 (RUB 25,000)	October 3, 2025(2)	None	None
PJSC VimpelCom	Loan from Sberbank	12.75%(3)	US$556 (RUB 35,143)	April 11, 2018	None	None
PJSC VimpelCom	Loan from Sberbank	12.75%(4)	US$132 (RUB 8,333)	May 29, 2017	None	None
PJSC VimpelCom	Loan from Sberbank	11.55%	US$475 (RUB 30,000)	June 29, 2018	None	None
PJSC VimpelCom	Loan from HSBC Bank plc, Nordea Bank AB (publ)	3 month MosPRIME plus 1.00%	US$40 (RUB 2,506)	April 30, 2019	EKN	None
PMCL	Syndicated loan via MCB Bank Limited	6 month KIBOR plus 1.25%	US$57 (PKR6,000)	May 16, 2019	None	Certain assets of PMCL(5)
PMCL	Loan from Habib Bank Limited	6 month KIBOR plus 1.15%	US$43.0 (PKR4,500)	May 16, 2019	None	Certain assets of PMCL(5)
PMCL	Loan from United Bank Limited	6 month KIBOR plus 1.10%	US$38 (PKR4,000)	May 16, 2021	None	Certain assets of PMCL(5)
PMCL	Sukuk Certificates	3 month KIBOR plus 0.88%	US$66 (PKR6,900)	December 22, 2019	None	Certain assets of PMCL(5)
PMCL	Loan from MCB Bank Limited	6 month KIBOR plus 0.80%	US$48 (PKR5,000)	December 23, 2020	None	Certain assets of PMCL(5)
Warid Telecom Pakistan	Loan from ING Bank N.V.	6 month LIBOR plus 1.90%	US$250	December 31, 2020	EKN, PMCL	Certain assets of PMCL(5)
Warid Telecom Pakistan	Syndicated mark-up agreement via Habib Bank Limited	6.00%	US$62 (PKR 6,465)	December 31, 2023	None	Certain assets of PMCL(5)
Warid Telecom Pakistan	Syndicated mark-up agreement via Habib Bank Limited	6.00%	US$41 (PKR 4,284)	December 31, 2023	None	Certain assets of PMCL(5)
Banglalink	Senior Notes	8.625%	US$300	May 6, 2019	None	None
OTA	Syndicated Loan Facility	Bank of Algeria Re-Discount Rate plus 2.00%	US$456 (DZD50,000)	September 30, 2019	None	Dividend assignment
Other loans, equipment financing and capital lease obligations	—	—	US$205	—	—	—

(1)	These bonds are subject to an investor put option at March 17, 2017.
(2)	These bonds are subject to an investor put option at October 13, 2017.
(3)	The fixed interest rate applicable to these loans ranges from 9.0% to 14.0% depending on certain conditions set out in the agreements.
(4)	The fixed interest rate applicable to these loans ranges from 10.75% to 14.0% depending on certain conditions set out in the agreements.
(5)	Charges over moveable fixed assets, receivables, cash balances, investments, cash collections and book debts.

Discontinued operations

The following table provides a summary of our material outstanding indebtedness as of September 30, 2016 in relation to our operations in Italy, following the classification of WIND as a discontinued operation in connection with the Italy Joint Venture. WIND Group indebtedness is paid from cash flow generated by WIND businesses, and VimpelCom Ltd. and other members of the VimpelCom Group have no obligations to make any payments on any WIND Group indebtedness:

Borrower	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
WIND Telecomunicazioni S.p.A.	Senior facilities				All tranches:	All tranches:
	Deutsche Bank A.G., Credit Suisse A.G., Banca IMI S.p.A, BNP Paribas, the Royal Bank of Scotland, Citigroup, Crédit Agricole Corporate and Investment Bank, Goldman Sachs International, J.P. Morgan plc, Morgan Stanley Bank International Limited, Natixis, S.A. and UniCredit S.p.A., with Banca Nazionale del Lavora S.p.A., Gruppo BNP Paribas, Crédit Agricole Corporate and Investment Bank, Milan Branch and The Royal Bank of Scotland plc, Milan Branch, as Original Lenders	EURIBOR + 4.25%	US$786 (EUR700)	November 26, 2019	WIND	Shares in WIND
WIND Telecomunicazioni S.p.A.	Terna Debt	10.05%	US$144 (EUR129)	December 31, 2035	None	None
WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 5.25%	US$169 (EUR150)	April 30, 2019	WIND	Shares in WIND and Wind Acquisition Finance S.A.
WIND Acquisition Finance S.A.	Senior Secured Notes	6.50%	US$550	April 30, 2020	WIND	Shares in WIND and Wind Acquisition Finance S.A.
WIND Acquisition Finance S.A.	Senior Notes	7.00%	US$1,966 (EUR1,750)	April 23, 2021	WIND Italy	Shares in WIND Italy (2nd priority)
WIND Acquisition Finance S.A.	Senior Notes	7.375%	US$2,800	April 23, 2021	WIND Italy	Shares in WIND Italy (2nd priority)
WIND Acquisition Finance S.A.	Senior Secured Notes	4.00%	US$2,781 (EUR2,475.0)	July 15, 2020	WIND Italy	Shares in WIND Italy and Wind Acquisition Finance S.A.
WIND Acquisition Finance S.A.	Senior Secured Notes	4.75%	US$1,900	July 15, 2020	WIND Italy	Shares in WIND Italy and Wind Acquisition Finance S.A.
WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 4.00%	US$646 (EUR575)	July 15, 2020	WIND Italy	Shares in WIND Italy and Wind Acquisition Finance S.A.
WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 4.125%	US$449 (EUR400)	July 15, 2020	WIND Italy	Shares in WIND Italy and Wind Acquisition Finance S.A.

We may from time to time seek to purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

CASH AND DEPOSITS

As of September 30, 2016, the cash and deposit balances of VimpelCom group were equal to US$4,018 million.

US$2,055 million (51% of total group cash and deposits) were denominated in US$ and approximately 75% of the US$ denominated cash is held in Group headquarter entities.

As of September 30, 2016, the cash and deposits balances in Uzbekistan of US$811 million and Ukraine of US$4 million were restricted from repatriation due to local government or central bank regulations. As part of the closing of the transaction and settlement with the Algerian Government on January 30, 2015, the foreign exchange and import restrictions put in place by the Bank of Algeria against OTA on April 15, 2010 prohibiting the repatriation of cash balances in Algeria were lifted. Algerian foreign exchange regulations continue, however, to require strict regulatory approval before a company can engage in certain foreign exchange transactions. Bangladesh has similar requirements. For more information about the currency restrictions in our countries of operation, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks,” “—Risks Related to Our Business—As a holding company, VimpelCom depends on the performance of its subsidiaries” and “—Risks Related to Our Markets—The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which we can conduct business and currency control requirements restrict activities in certain markets in which we have operations” in our 2015 Annual Report.

EARNINGS SUBJECT TO INDEFINITE INVESTMENT

During the nine months ended September 30, 2016, we recorded a deferred tax liability of US$21 million relating to the tax effect of our undistributed profits that will be distributed in the foreseeable future, primarily in relation to our Russian operations. The undistributed earnings of our foreign subsidiaries (outside the Netherlands) which are indefinitely invested and that will not be distributed in the foreseeable future, amounted to approximately US$9,984 million as of September 30, 2016.

FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS

Telecommunications service providers require significant amounts of capital to construct networks and attract customers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.

Our capital expenditures include purchases of new licenses, equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the noncurrent assets, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

During the nine months ended September 30, 2016, our capital expenditures were approximately US$971 million compared to approximately US$1,326 million during the nine months ended September 30, 2015, in each case, excluding capital expenditures in Italy. The decrease in capital expenditures was primarily due to local currency depreciation against the U.S. dollar and performance transformation program.

We expect that our capital expenditures in 2016 will mainly consist of the maintenance of our existing networks as well as the increase of capacity due to data traffic growth and 3G and 4G/LTE deployment, in particular in relation to the new 4G/LTE license in Algeria.

Our management anticipates that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	cash we currently hold;

•	operating cash flows;

•	export credit agency guaranteed financing;

•	borrowings under bank financings, including credit lines currently available to us;

•	syndicated loan facilities; and

•	debt financings from international and local capital markets.

As of September 30, 2016, we had an undrawn amount of US$2,539 million under existing credit facilities (excluding credit facilities in Italy).

Our management expects positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets. The actual amount of debt financing that we will need to raise will be influenced by our financing needs, the actual pace of traffic growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. For related risks, please see the section of our 2015 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” and “—We may not be able to raise additional capital.”

Our future cash needs are subject to significant uncertainties. For instance, we are exposed to the impact of future exchange rates on our USD denominated debt obligations and future requirements for USD denominated capital expenditures, which are generally funded by local currency cash flows of our subsidiaries. Remittances from our subsidiaries may also be restricted by local regulations or subject to material taxes when remitted. In addition, we have recently had material cash outflows with respect to the Uzbekistan settlement, and we expect to have material cash outflows in the short-term for our performance transformation project. Despite these uncertainties, we believe that our cash flows from operations and other sources of funds described above will be sufficient to meet our short-term and foreseeable long term cash requirements.

CONTRACTUAL OBLIGATIONS—CONTINUING OPERATIONS

As of December 31, 2015, we had the following contractual obligations in relation to our continuing operations, including long-term debt arrangements, equipment financing, capital leases and commitments for future payments under non-cancellable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual Obligations(1)
Bank loans and bonds(2)	10,986	1,970	4,242	1,520	3,254
Equipment financing(2)	840	206	321	248	65
Loans from others(2)	—	—	—	—	—
Non-cancellable lease obligations	279	60	101	52	66
Purchase obligations(3)	208	182	26	—	—
Other long-term liabilities	—	—	—	—	—

Total	12,313	2,418	4,630	1,820	3,385

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)	Obligations for bank loans and bonds, equipment financing and loans from others represent anticipated future cash flows, including interest. For further information on interest rates on our long-term debt, see “—Financing Activities” above.
(3)	Purchase obligations primarily include our material contractual legal obligations for the future purchase of equipment and intangible assets. On October 4, 2013, PJSC VimpelCom and Apple signed an agreement to purchase iPhones (the “Agreement”). Under the Agreement, a specified number of iPhones handsets are to be ordered by PJSC VimpelCom each quarter between October 4, 2013 and June 30, 2016 according to a schedule (the “Schedule”). If VimpelCom does not comply with the Schedule and certain other terms of the Agreement, then according to the Agreement, VimpelCom could become liable for the shortfall in orders of iPhone handsets. Our purchase obligations do not include our obligation to purchase iPhones under our agreement with Apple as we are unable to estimate the amount of such obligation.

CONTRACTUAL OBLIGATIONS—DISCONTINUED OPERATIONS

As of December 31, 2015, we had the following contractual obligations in relation to our discontinued operations of WIND, including long-term debt arrangements, equipment financing, capital leases and commitments for future payments under non-cancellable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual Obligations(1)
Bank loans and bonds(2)	15,205	657	1,314	8,364	4,870
Equipment financing(2)	—	—	—	—	—
Loans from others(2)	361	34	30	31	265
Non-cancellable lease obligations	304	116	84	52	52
Purchase obligations	1,056	1,056	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	16,926	1,864	1,428	8,447	5,187

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)	Obligations for bank loans and bonds, equipment financing and loans from others represent anticipated future cash flows, including interest. For further information on interest rates on our long-term debt, see “—Financing Activities” above.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

RELATED PARTY TRANSACTIONS

We have entered into transactions with related parties and affiliates. Please see Note 13 to our unaudited interim condensed consolidated financial statements included herein.

CERTAIN FACTORS AFFECTING OUR FINANCIAL POSITION AND RESULTS OF OPERATIONS

Our financial position and results of operations as of and for the nine months ended September 30, 2016 and 2015 as reflected in our unaudited interim condensed consolidated financial statements nine months ended September have been influenced by the following additional factors:

INFLATION

Russia has experienced periods of high levels of inflation since the early 1990s. Please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Markets—The international economic environment could cause our business to decline” in our 2015 Annual Report. Inflation affects the purchasing power of our mass market customers, as well as corporate clients. For the nine months ended September 30, 2016 and as of December 31, 2015, Russia’s inflation rates were 6.4% and 12.9% respectively, as provided by the Russian Federal State Statistics Service. For the nine months ended September 30, 2016 (except otherwise stated) and as of December 31, 2015 inflation rates in Algeria were 5.4% and 4.4% respectively, as provided by the Central Bank of Algeria; in Pakistan were 3.9% and 3.2% respectively, as provided by the Pakistan Bureau of Statistics; in Bangladesh were 5.5% and 6.1% respectively, as provided by the Central Bank of Bangladesh; in Ukraine were 7.9% and 43.3% respectively, as provided by the State Statistics Committee of Ukraine; in Kazakhstan were 16.6% and 13.6% respectively, as provided by the Agency of Statistics of the Republic of Kazakhstan; in Uzbekistan were N/A and 9.1 respectively, as provided by the International Monetary Fund; in Kyrgyzstan were 0.5% (August 31, 2016) and 3.4% respectively, as provided by the International Monetary Fund; in Armenia were (1.9)% and (0.1)% respectively as provided by the National Statistical Service of the Republic of Armenia; in Tajikistan were N/A and 5.1% respectively, as provided by the International Monetary Fund; in Georgia were 0.1% and 4.9% respectively, as provided by the Ministry of Economic Development of the Republic of Georgia; in Laos were 1.9% (August 31, 2016) and 0.9% respectively, as provided by Bank of the Lao P.D.R., and in Italy were 0.1% and 0.0% respectively, as provided by the Italian National Institute for Statistics.

FOREIGN CURRENCY TRANSLATION

Our audited consolidated financial statements are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with IAS21, The Effects of Changes in Foreign Exchange Rates, using the current rate method of currency translation with the U.S. dollar as the reporting currency. The current rate method assumes that assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date; whereas revenue, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. We translate income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in accumulated other comprehensive income, a separate component of equity.

Conversion of foreign currencies that are not convertible outside the applicable country to U.S. dollars or other foreign currency should not be construed as a representation that such currency amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates.

Russia

The national currency of Russia is the Russian ruble. We have determined that the functional currency for Russia is the Russian ruble. As of September 30, 2016, the Russian ruble to U.S. dollar exchange rate was 63.16 Russian rubles per U.S. dollar, as provided by the official Central Bank of Russia. During the first nine months of 2016, the average Russian ruble to U.S. dollar exchange rate was 15.3% higher than the average Russian ruble to U.S. dollar exchange rate during the first nine months of 2015.

Algeria

The national currency of Algeria is the Algerian dinar. We have determined that the functional currency for Algeria is the Algerian dinar. As of September 30, 2016, the Algerian dinar to U.S. dollar exchange rate was 109.62 Algerian dinar per U.S. dollar, as provided by Bloomberg Finance L.P. During the first nine months of 2016, the average Algerian dinar to U.S. dollar exchange rate was 11.1% higher than the average Algerian dinar to U.S. dollar exchange rate during the first nine months of 2015

Pakistan

The national currency of Pakistan is the Pakistani rupee. We have determined that the functional currency for Pakistan is the Pakistani rupee. As of September 30, 2016, the Pakistani rupee to U.S. dollar exchange rate was 104.46 Pakistani rupee per U.S. dollar, as provided by Bloomberg Finance L.P. During the first nine months of 2016, the average Pakistani rupee to U.S. dollar exchange rate was 2.6% higher than the average Pakistani rupee to U.S. dollar exchange rate during the first nine months of 2015.

Bangladesh

The national currency of Bangladesh is the Bangladeshi taka. We have determined that the functional currency for Bangladesh is the Bangladeshi taka. As of September 30, 2016, the Bangladeshi taka to U.S. dollar exchange rate was 78.38 Bangladeshi taka per U.S. dollar, as provided by Bloomberg Finance L.P. During the first nine months of 2016, the average Bangladeshi taka to U.S. dollar exchange rate was 0.7% higher than the average Bangladeshi taka to U.S. dollar exchange rate during the first nine months of 2015.

Ukraine

The national currency of Ukraine is the Ukrainian hryvnia. We have determined that the functional currency of our subsidiary in Ukraine is the Ukrainian hryvnia, as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. As of September 30, 2016, the hryvnia to U.S. dollar exchange rate was 25.91 Ukrainian hryvnia per U.S. dollar, as provided by the official National Bank of Ukraine (NBU). During the first nine months of 2016, the average Ukrainian hryvnia to U.S. dollar exchange rate was 18.4% higher than the average Ukrainian hryvnia to U.S. dollar exchange rate during the first nine months of 2015.

Uzbekistan

The national currency of Uzbekistan is the Uzbek som. Historically, the functional currency of our operations in Uzbekistan has been the U.S. dollar as opposed to the Uzbek som. During 2014, we concluded that the Uzbek som should be the functional currency for Uzbekistan as it more clearly reflects the economic substance of the underlying events and circumstances of the company. The change did not have a material impact on our operations. The Uzbek som is not a convertible currency outside Uzbekistan. As of September 30, 2016, the official Central Bank of the Republic of Uzbekistan provided that the Uzbek som to U.S. dollar exchange rate was 3,010.20 Uzbek som per U.S. dollar. During the first nine months of 2016, the average Uzbek som to U.S. dollar exchange rate was 15.5% higher than the average Uzbek som to U.S. dollar exchange rate during the first nine months of 2015.

OTHER COUNTRIES

Kazakhstan

The national currency of the Republic of Kazakhstan is the Kazakh tenge. We have determined that the functional currency of our subsidiary in Kazakhstan is the Kazakh tenge, as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. As of September 30, 2016, the official National Bank of Kazakhstan provided that the Kazakh tenge to U.S. dollar exchange rate was 334.93 Kazakh tenge per U.S. dollar. During the first nine months of 2016, the average Kazakh tenge to U.S. dollar exchange rate was 75.6% higher than the average Kazakh tenge to U.S. dollar exchange rate during the first nine months of 2015.

Kyrgyzstan

The national currency of Kyrgyzstan is the Kyrgyz som. We have determined that the functional currency of our subsidiary in Kyrgyzstan is the Kyrgyz som, as it reflects the economic substance of the underlying events and circumstances of the company. The Kyrgyz som is not a convertible currency outside Kyrgyzstan. As of September 30, 2016, the official National Bank of the Kyrgyz Republic provided that the Kyrgyz som-U.S. dollar exchange rate was 67.93 Kyrgyz som per U.S. dollar. During the first nine months of 2016, the average Kyrgyz som to U.S. dollar exchange rate was 13.6% higher than the average Kyrgyz som to U.S. dollar exchange rate during the first nine months of 2015.

Armenia

The national currency of Armenia is the Armenian dram. We have determined that the functional currency of our subsidiary in Armenia is the Armenian dram, as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. As of September 30, 2016, the official Central Bank of Armenia provided that the Armenian dram to U.S. dollar exchange rate was 474.46 Armenian drams per U.S. dollar. During the first nine months of 2016, the average Armenian dram to U.S. dollar exchange rate was 0.7% higher than the average Armenian dram to U.S. dollar exchange rate during the first nine months of 2015.

Tajikistan

The national currency of Tajikistan is the Tajik somoni. The Tajik somoni is not a convertible currency outside Tajikistan. We have determined that the functional currency of our subsidiary in Tajikistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company because the company generates most of its revenue from international traffic termination which is priced and paid in the U.S. dollars. In addition, a substantial part of capital expenditures is purchased from international suppliers and priced and paid in the U.S. dollars.

Georgia

The national currency of Georgia is the Georgian lari. We have determined that the functional currency of our subsidiary in Georgia is the Georgian lari, as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. As of September 30, 2016, the official National Bank of Georgia provided that the Georgian lari to U.S. dollar exchange rate was 2.33 Georgian lari per U.S. dollar. During the first nine months of 2016, the average Georgian lari to U.S. dollar exchange rate was 4.3% higher than the average Georgian lari to U.S. dollar exchange rate during the first nine months of 2015.

Laos

The national currency of Laos is the Lao kip. We have determined that the functional currency of our subsidiary in Laos is the Lao kip, as it reflects the economic substance of the underlying events and circumstances of the company. The Lao kip is not a convertible currency outside Laos. As of September 30, 2016, the Lao kip to U.S. dollar exchange rate was 8,108.00 Lao kip per U.S. dollar, as provided by Bloomberg Finance L.P. During the first nine months of 2016, the average Lao kip to U.S. dollar exchange rate was 0.1% lower than the average Lao kip to U.S. dollar exchange rate during the first nine months of 2015.

Italy

We have determined that the functional currency of WIND is the Euro. As of September 30, 2016, the Euro-U.S. dollar exchange rates was 0.89 Euro per U.S. dollar, as provided by Bloomberg Finance L.P. During the first nine months of 2016, the average Euro to U.S. dollar exchange rate was 0.2% lower than the average Euro to U.S. dollar exchange rate during the first nine months of 2015.

We have implemented a number of risk management activities to minimize currency risk and exposure in certain of the countries in which we operate, as further described under “—Quantitative and Qualitative Disclosures About Market Risk.”

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.

As of September 30, 2016 and December 31, 2015, the largest currency exposure risks for the group as a whole were in relation to the Russian ruble, the Euro, the Algerian dinar, the Pakistani rupee, the Bangladeshi taka, the Ukrainian hryvnia, the Kazakh tenge and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

We hold approximately 58% of our readily available cash at the Group level in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and Euros to manage part of this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, Euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia, Kazakh tenge or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Fluctuations in the value of the Russian ruble, Euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia, Kazakh tenge or Uzbek som against the U.S. dollar could adversely affect VimpelCom’s financial condition and results of operations due to potential revaluation of U.S. dollar denominated indebtedness affecting net income through foreign exchange gain/loss.

Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with currency exchange rates, see the section of our 2015 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks.”

The following table summarizes information, as of September 30, 2016, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, primarily represented by foreign currency denominated debt obligations:

	Aggregate nominal amount of total debt denominated in foreign currency outstanding as of September 30, 2016					Fair Value as of September 30,
	2016	2017	2018	2019	2020	2016
Total debt:
Fixed Rate (US$)	1,463	1,450	951	651	651	1,610
Average interest rate	8.4%	8.4%	8.0%	7.7%	7.7%
Fixed Rate (RUB)	190	190	—			188
Average interest rate	9.0%	9.0%
Fixed Rate (other currencies)	—	—	—	—	—	—
Average interest rate	—	—	—	—	—
Variable Rate (US$)	250	212	162	106	37	250
Average interest rate	2.8%	2.8%	2.8%	2.8%	2.8%
Variable Rate (other currencies)	—	—	—	—	—	—
Average interest rate	—	—	—	—	—
	1,903	1,852	1,113	757	688	2,048

In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

As of September 30, 2016, the interest rate risk on the financing of our group was limited as 80% of the group’s total debt was fixed rate debt.

Unaudited interim condensed

consolidated financial statements

VimpelCom Ltd.

For the three and nine month periods ended

September 30, 2016

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VimpelCom Ltd.

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

for the three and nine month periods ended September 30

		Nine months ended		Three months ended
	Note	2016	2015	2016	2015
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
(In millions of U.S. dollars, except per share amounts)
Service revenues		6,329	7,139	2,287	2,364
Sale of equipment and accessories		121	121	42	51
Other revenues / other income		101	64	43	27

Total operating revenues	4	6,551	7,324	2,372	2,442

Operating expenses
Service costs		1,332	1,498	504	500
Cost of equipment and accessories		146	139	55	58
Selling, general and administrative expenses		2,624	3,623	917	1,826
Depreciation		1,072	1,186	349	402
Amortization		355	388	130	127
Impairment loss/(reverse)	7,8	15	109	3	(3)
Loss on disposals of non-current assets		14	23	8	12

Total operating expenses		5,558	6,966	1,966	2,922

Operating profit/(loss)		993	358	406	(480)

Finance costs		611	627	226	198
Finance income		(46)	(35)	(15)	(11)
Other non-operating losses/(gain)	6	67	31	5	(44)
Share of loss / (profit) of associates and joint ventures accounted for using the equity method		29	(13)	13	(2)
Net foreign exchange (gain) / loss		(104)	261	(9)	213

Profit / (loss) before tax		436	(513)	186	(834)

Income tax expense	5	366	148	114	13

Profit / (loss) for the period from continuing operations		70	(661)	72	(847)

Profit / (loss) after tax for the period from discontinued operations	3	804	10	421	(123)

Profit / (loss) for the period		874	(651)	493	(970)

Attributable to:
The owners of the parent (continuing operations)		(33)	(723)	24	(882)
The owners of the parent (discontinued operations)		804	10	421	(123)
Non-controlling interest		103	62	48	35

		874	(651)	493	(970)

Basic and diluted earnings per share for (loss) / profit from continuing operations attributable to ordinary equity holders of the parent		($0.02)	($0.41)	$0.01	($0.50)
Basic and diluted earnings per share for profit / (loss) from discontinued operations attributable to ordinary equity holders of the parent		$0.46	$0.01	$0.24	($0.07)
Basic and diluted earnings per share for profit attributable to ordinary equity holders of the parent		$0.44	($0.41)	$0.25	($0.57)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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VimpelCom Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the three and nine month periods ended September 30

		Nine months ended		Three months ended
	Note	2016	2015	2016	2015
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
(In millions of U.S. dollars)
Profit / (loss) for the period		874	(651)	493	(970)

Other comprehensive income / (loss) to be reclassified to profit or loss in subsequent periods
Net movement on cash flow hedges (net of tax for 9 and 3 months 2016 of US$11 and US$18 (2015: US$5 and US$nil) respectively)		(12)	39	(32)	21
Foreign currency translation		239	(1,277)	23	(806)
Other comprehensive income items that will not be reclassified to the income statement in subsequent periods		—	—	—	—

Other comprehensive income / (loss) for the period, net of tax		227	(1,238)	(9)	(785)

Total comprehensive income / (loss) for the period, net of tax		1,101	(1,889)	484	(1,755)

Attributable to:
The owners of the parent		1,007	(1,292)	425	(1,574)
Non-controlling interests		94	(597)	59	(181)

		1,101	(1,889)	484	(1,755)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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VimpelCom Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at

	Note	September 30, 2016	December 31, 2015
		(Unaudited)	(Audited)
(In millions of U.S. dollars)
Assets
Non-current assets
Property and equipment	7	6,430	6,239
Intangible assets	8	2,345	2,224
Goodwill	8	4,696	4,223
Investments in associates and joint ventures		201	201
Deferred tax assets		340	150
Non-current income tax asset		14	28
Other financial assets	9	292	164
Other non-financial assets		126	105

Total non-current assets		14,444	13,334

Current assets
Inventories		117	104
Trade and other receivables		875	677
Other non-financial assets		435	334
Current income tax assets		183	259
Other financial assets	9	181	395
Cash and cash equivalents	10	3,684	3,614

Total current assets		5,475	5,383

Assets classified as held for sale	3	16,462	15,137

Total assets		36,381	33,854

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		4,778	3,765
Non-controlling interests		96	129

Total equity		4,874	3,894

Non-current liabilities
Financial liabilities	9	8,580	8,095
Provisions	11	175	350
Other non-financial liabilities		102	95
Deferred tax liabilities		298	404

Total non-current liabilities		9,155	8,944

Current liabilities
Trade and other payables		1,717	1,768
Other non-financial liabilities		1,280	1,039
Other financial liabilities	9	2,822	1,693
Current income tax payables		43	19
Provisions	11	467	1,020

Total current liabilities		6,329	5,539

Liabilities associated with assets held for sale	3	16,023	15,477

Total equity and liabilities		36,381	33,854

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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VimpelCom Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the nine month period ended September 30, 2016

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non-controlling interests	Total equity
As at January 1, 2016	1,749,004,648	2	12,753	667	(2,706)	(6,951)	3,765	129	3,894

Profit for the period		—	—	—	771	—	771	103	874
Other comprehensive income / (loss)		—	—	(11)	—	247	236	(9)	227

Total comprehensive income		—	—	(11)	771	247	1,007	94	1,101

Share-based payment transactions		—	1	—	—	—	1	—	1
Dividends declared (Note 12)		—	—	—	—	—	—	(106)	(106)
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control		—	—	5	—	—	5	(21)	(16)

As at September 30, 2016 (unaudited)	1,749,004,648	2	12,754	661	(1,935)	(6,704)	4,778	96	4,874

for the nine month period ended September 30, 2015

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non-controlling interests	Total equity
As at January 1, 2015	1,748,598,146	2	12,746	84	(1,990)	(5,836)	5,006	(1,030)	3,976

Profit for the period		—	—	—	(713)	—	(713)	62	(651)
Other comprehensive income / (loss)		—	—	39	—	(618)	(579)	(659)	(1,238)

Total comprehensive income		—	—	39	(713)	(618)	(1,292)	(597)	(1,889)

Dividends declared		—	—	—	—	—	—	(187)	(187)
Sale of 51% shareholding in Omnium Telecom Algerie, net of tax of US$428		—	—	646	—	—	646	1,613	2,259
Share-based payment transactions	406,502	—	6	(6)	—	—	—	—	—
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control		—	—	(98)	—	—	(98)	358	260

As at September 30, 2015 (unaudited)	1,749,004,648	2	12,752	665	(2,703)	(6,454)	4,262	157	4,419

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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VimpelCom Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the three month period ended September 30, 2016

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non-controlling interests	Total equity
As at July 1, 2016	1,749,004,648	2	12,753	706	(2,380)	(6,716)	4,365	77	4,442

Profit for the period		—	—	—	445	—	445	48	493
Other comprehensive income / (loss)		—	—	(32)	—	12	(20)	11	(9)

Total comprehensive income		—	—	(32)	445	12	425	59	484

Share-based payment transactions		—	1	—	—	—	1	—	1
Dividends declared (Note 12)		—	—	—	—	—	—	(37)	(37)
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control		—	—	(13)	—	—	(13)	(3)	(16)

As at September 30, 2016 (unaudited)	1,749,004,648	2	12,754	661	(1,935)	(6,704)	4,778	96	4,874

for the three month period ended September 30, 2015

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non-controlling interests	Total equity
As at July 1, 2015	1,749,004,648	2	12,752	707	(1,698)	(5,864)	5,899	406	6,305

Profit for the period		—	—	—	(1,005)	—	(1,005)	35	(970)
Other comprehensive income / (loss)		—	—	21	—	(590)	(569)	(216)	(785)

Total comprehensive income		—	—	21	(1,005)	(590)	(1,574)	(181)	(1,755)

Dividends declared		—	—	—	—	—	—	(130)	(130)
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control		—	—	(63)	—	—	(63)	62	(1)

As at September 30, 2015 (unaudited)	1,749,004,648	2	12,752	665	(2,703)	(6,454)	4,262	157	4,419

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

7

VimpelCom Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the nine month period ended September 30

	Note	2016	2015
(In millions of U.S. dollars)		(Unaudited)	(Unaudited)
Operating activities
Profit / (loss) for the period from continuing operations		70	(661)
Tax expense	5	366	148
Profit/ (loss) before tax		436	(513)

Non-cash adjustment to reconcile profit before tax to net cash flows:
Depreciation		1,072	1,186
Amortization		355	388
Impairment loss	8	15	109
Loss on disposals of non-current assets		14	23
Finance income		(46)	(35)
Finance costs		611	627
Other non-operating losses	6	67	31
Shares of loss / (profit) of associates and joint ventures accounted for using the equity method		29	(13)
Net foreign exchange (gain) / loss		(104)	261
Movements in provisions		(767)	(220)
Working capital adjustments:
Changes in trade and other receivables and prepayments		(127)	(277)
Changes in inventories		(1)	(25)
Changes in trade and other payables		87	261
Interest paid		(567)	(672)
Interest received		44	34
Income tax paid		(310)	(546)
Net cash flows from operating activities of discontinued operations		622	507

Net cash flows from operating activities		1,430	1,126

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		14	11
Purchase of property, plant and equipment and intangible assets		(1,103)	(1,593)
Loans granted		—	(101)
Repayment of loans granted		—	102
Receipts from / (payment on) deposits		59	(288)
(Investment in) / receipts from financial assets		(68)	48
Acquisition of subsidiaries, net of cash acquired	3	7	—
Net cash flow (used in) / from investing activities of discontinued operations		(579)	136

Net cash flows (used in) investing activities		(1,670)	(1,685)

Financing activities
Net proceeds from exercise of share options		—	2
Proceeds from borrowings net of fees paid*		1,867	1,322
Repayment of borrowings		(1,393)	(4,077)
Proceeds from sale of non-controlling interest net of fees paid		1	2,307
Dividends paid to non-controlling interests		(106)	(188)
Net cash flow used in financing activities of discontinued operations		(20)	(705)

Net cash flows generated from / (used in) financing activities		349	(1,339)

Net increase/(decrease) in cash and cash equivalents		109	(1,898)
Net foreign exchange difference related to continued operations		(16)	(320)
Net foreign exchange difference related to discontinued operations		3	(21)
Cash and cash equivalents classified as held for sale at the beginning of period		314	—
Cash and cash equivalents classified as held for sale at the end of the period		(340)	(173)
Cash and cash equivalents at beginning of period	10	3,614	6,342

Cash and cash equivalents at end of period**	10	3,684	3,930

*	Fees paid for the borrowing were US$30 (2015: US$nil).
**	The cash balances as at September 30, 2016 in Uzbekistan of US$505 (September 30, 2015: US$551) and in Ukraine of US$4 (September 30, 2015: US$nil) are restricted due to local government or central bank regulations (Note 10).

Amounts for 2015 have been re-presented to reflect the classification of Italy as held for sale and discontinued operation. The opening cash balance for 2015 have not been re-presented, in accordance with IFRS. Included in the opening cash balance is US$256 related to Italy classified as held for sale.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

8

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

1	GENERAL INFORMATION

VimpelCom Ltd. (“VimpelCom”, the “Company”, and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VimpelCom is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VimpelCom’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.

The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.

VimpelCom’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”).

As at September 30, 2016, the Company’s largest shareholders are:

•	L1T VIP Holdings S.à r.l. (“LetterOne”) with 47.9% of the Company’s outstanding shares;

•	Telenor East Holding II AS (“Telenor”) with 23.7% of the Company’s outstanding shares;

•	Stichting Administratiekantoor Mobile Telecommunications Investor (“Stichting”) with 8.3% of the Company’s outstanding shares (Note 13).

On March 31, 2016, L1T VIP Holdings S.à r.l. and LetterOne Investment Holdings S.A. filed an amendment to their Schedule 13D to announce the transfer of 145,947,562 VimpelCom ADS (representing approximately 8.3% of VimpelCom’s total outstanding common shares) to Stichting Administratiekantoor Mobile Telecommunications Investor. However L1T VIP Holdings S.à r.l. is entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such common shares.

On September 21, 2016 and September 27, 2016, Telenor completed the sale of 142,500,000 and 21,375,000 American Depositary Shares (in total representing approximately 9.3% of VimpelCom’s total outstanding common shares). Further, on September 21, 2016, Telenor also issued a US$1 billion 0.25%, 3-year bond that is guaranteed by ultimate parent company of Telenor, Telenor ASA, and exchangeable under certain circumstances for up to a total of 204,081,633 ADS of VimpelCom.

VimpelCom earns revenues by providing voice and data services through a range of traditional and broadband mobile and fixed-line technologies.

As at September 30, 2016, the Company operated telecommunications services in Russia, Italy, Algeria, Kazakhstan, Ukraine, Pakistan, Bangladesh, Armenia, Tajikistan, Uzbekistan, Georgia, Kyrgyzstan and Laos. The Company also holds an equity shareholding in a company operating in Zimbabwe carried at nil (Note 3).

During the nine month period of 2016, the Company’s operations in Italy remained classified as an asset held for sale and discontinued operation following the signing of an agreement with CK Hutchison Holdings Ltd., the parent company of 3 Italia S.p.A. (“3 Italia”), on August 6, 2015 to combine the Company’s operations in Italy with 3 Italia in a 50/50 joint venture (Note 3).

Several local currencies demonstrated significant volatility against the U.S. dollar during the nine month period

9

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

of 2016, which impacted the Company’s financial position and results of operations following the translation of non-U.S. currency amounts into U.S. dollars for consolidation purposes. In particular, in U.S. dollar terms, the devaluation of local currencies caused a 12% decrease in total revenue for the Group for the nine month period of 2016 as compared with the same period of 2015.

Also, the foreign exchange rate in Uzbekistan applied for consolidation purposes is the official rate published by the local central bank. However, this exchange rate is not achievable in expatriating funds out of the country due to long term restrictions imposed by the local government. The total net asset of Uzbekistan contributing to the consolidated financial position of the Group as at September 30, 2016 amounted to US$1,336. However, if the Company applied the exchange rate implied by market transactions, the net assets would decrease significantly in U.S. dollar terms.

2	BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PREPARATION

The interim condensed consolidated financial statements for the three and nine months ended September 30, 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s audited annual consolidated financial statements as at and for the year ended December 31, 2015.

The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgements and estimates and assumptions affects the amounts reported in the statement of financial position, the income statement, statement of cash flows, statement of changes in equity as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as at and for the year ended December 31, 2015.

A number of new and amended standards became effective as at January 1, 2016. However, the Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

10

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

3	SIGNIFICANT TRANSACTIONS

ACQUISITION IN PAKISTAN

On November 26, 2015, the Company together with its subsidiary Global Telecom Holding S.A.E. (“GTH”), signed an agreement with Warid Telecom Pakistan LLC and Bank Alfalah Limited, to combine its operations in Pakistan. On July 1, 2016, the transaction was closed and Pakistan Mobile Communications Ltd (“PMCL”), an indirect subsidiary of the Company, acquired 100% of the voting shares in Warid Telecom (Pvt) Limited (“Warid”) for a consideration of 15% of the shares in the combined operation in Pakistan. As a result, the Company gained control over Warid.

VimpelCom elected to measure the non-controlling interest in the acquiree at fair value.

The fair values of the identifiable assets and liabilities of Warid at the date of acquisition were:

Fair value recognized on acquisition
Non-current assets
Property and equipment	199
Intangible assets	201
Deferred tax assets	308
Other financial assets	2
Other non-financial assets	—
Current assets
Inventories	1
Trade and other receivables	26
Other non-financial assets	23
Current income tax assets	17
Cash and cash equivalents	7
Non-current liabilities
Financial liabilities	(402)
Provisions	(6)
Other non-financial liabilities	(15)
Deferred tax liabilities	—
Current liabilities
Trade and other payables	(113)
Other non-financial liabilities	(83)
Other financial liabilities	(45)

Total identifiable net assets at fair value	120
Purchase consideration	321

Goodwill resulting from the acquisition	201

Purchase consideration
Share issued by PMCL	274
Contingent consideration liability	47

Total consideration	321

Analysis of cash flows on acquisition
Net cash acquired with the subsidiary (included in cash flows from investing activities)	7

Net cash flow on acquisition	7

11

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The fair values of assets acquired, liabilities assumed and consideration is provisional, as the Company is in the process of finalizing the purchase price allocation process at the date of publication of these interim financial statements. There has been no period adjustments to the provisional fair values of the assets acquired, liabilities assumed and consideration to date.

The goodwill of US$201 comprises the value of expected synergies arising from the acquisition. The goodwill recognized is not deductible for income tax purposes.

The fair value of the trade receivables amounts to USD$26. The gross amount of trade receivables is USD$33, of which USD$7 is expected not to be collected.

From the date of acquisition, Warid contributed US$82 of revenue and US$4 to profit before tax from continuing operations of the Group. If the combination had taken place at the beginning of the year, the contribution to revenue from continuing operations would have been US$234, and the contribution to the results before tax from continuing operations for the Group would have been a loss of US$27.

PMCL issued 679,604,049 ordinary shares as consideration for the 100% interest in Warid. The fair value of the shares is calculated using a discounted cash flow technique.

Contingent consideration

As part of the share purchase agreement, an earn-out has been agreed in the event that a tower transaction is effected by PMCL or other telecommunications operator in Pakistan within four years from the acquisition date. The contingent consideration will be settled with a share transfer of PMCL shares. At the acquisition date, the fair value of the contingent consideration was estimated to be US$47 using a discounted cash flow technique.

There were no changes to the fair value of the contingent consideration since the acquisition date, other than the unwinding of discount.

The fair value of the non-controlling interest in PMCL related to the Warid acquisition has been estimated by applying a discounted cash flow technique.

As part of the acquisition agreement, the Company also agreed put-call options over the entire non-controlling interest, whereby the Company has the ability to call, and the non- controlling interest has the ability to put the entire non-controlling interest of PMCL. The options are exercisable four years from the acquisition date at the fair market value of the PMCL shares.

The put-call options over the non-controlling interest of PMCL are accounted for as a put-option redemption liability which is classified as a financial liability in the Company’s consolidated financial statements (Note 9). The put-option redemption liability is measured at the discounted redemption amount with a value of US$274 at the acquisition date. Interest over the put-option redemption liability will accrue until the options have been exercised or are expired. As a result, no non-controlling interest will be recognized over the non-controlling interest in PMCL in the Company’s consolidated financial statements.

Interest over the options redemption liability amounted to approximately US$15 for the period ended September 30, 2016, resulting in a carrying value of US$289 as at September 30, 2016 (Note 9).

12

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

JOINT VENTURE IN ITALY

The Company signed an agreement with CK Hutchison Holdings Ltd., which indirectly owns 100% of Italian mobile operator 3 Italia, on August 6, 2015 to combine its operations in Italy with 3 Italia in a 50/50 joint venture. As a result of the agreement reached, the Company expects to lose control and therefore classified its operations in Italy as an asset held for sale and discontinued operation in these interim condensed consolidated financial statements. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of the Italian assets. The amounts for 2015 have been re-presented in the interim condensed consolidated statements of cash flows and the related notes to reflect the classification of Italy as held for sale and discontinued operation. As at August 2015, Italy is no longer a reportable segment subsequent to its classification as a discontinued operation. The comparative information has been adjusted accordingly (Note 4).

On September 1, 2016, the European Commission approved the 50/50 joint venture in Italy, and on October 24, 2016, the Italian Ministry of Economic Development approved the transaction.

The transaction is expected to close during the fourth quarter of 2016. It is not yet reasonably possible to predict the impact on the income statement that this transaction might have upon closing. Following the reclassification, the intercompany positions, results and cash flows between the continued and discontinued operation are no longer eliminated. The positions are disclosed as Related Party transactions and balances (Note 13).

Italy’s consolidated carrying values are as follows:

As at September 30, 2016
Property and equipment	3,936
Intangible assets	4,809
Goodwill	4,158
Other non-current assets	1,657
Other current assets	1,900
Total assets held for sale Italy	16,460
Other assets held for sale	2

Total assets held for sale	16,462
Non-current liabilities, including debt	13,391
Current liabilities	2,632
Total liabilities held for sale Italy	16,023
Other liabilities held for sale	—

Total liabilities held for sale	16,023

Included in the equity of the Group is cumulative other comprehensive income of US$170 (2015: US$194) related to Italy.

13

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The profit from the discontinued operation consists of the following:

		Nine month period ended September 30		Three month period ended September 30
	Note	2016	2015	2016	2015
Total operating revenues		3,702	3,623	1,295	1,212
Total operating expenses		(2,305)	(2,937)	(769)	(1,215)

Operating profit		1,397	686	526	(3)

Other (expenses)/ income		(130)	(554)	96	(175)

Profit / (loss) before tax		1,267	132	622	(178)

Income tax (expense) / benefit		(463)	(122)	(201)	55

Profit / (loss) for the period		804	10	421	(123)

Had Italy not been classified as a discontinued operation, its contribution to the segment reporting would be as follows:

		Nine month period ended September 30		Three month period ended September 30
	Note	2016	2015	2016	2015
External customers		3,699	3,621	1,294	1,211
Inter-segment		3	2	1	1

Total Revenue		3,702	3,623	1,295	1,212

Adjusted EBITDA		1,435	1,381	546	477

Capital expenditures		575	594	168	192

ACQUISITION OF ADDITIONAL INTEREST IN 2DAY TELECOM LLP AND KAZEUROMOBILE LLP.

On September 30, 2016 the Company acquired an additional interest of 16% in 2Day Telecom LLP increasing its interest to 75%, for cash consideration of US$7. On the same date, the Company acquired an additional 24% interest in KazEuroMobile LLP for KZT 1, increasing its interest to 75%. The purpose of the transactions is to streamline the ownership structure of the Group. The transactions were accounted for through equity by increasing other capital reserves.

The transactions resulted in a decrease in equity attributable to the shareholders of the parent of US$9 and US$1 respectively.

SALE OF OPERATIONS IN ZIMBABWE

On November 17, 2015, the Company together with its subsidiary GTH, entered into an agreement with ZARNet (Private) Limited (“ZARNet”) to sell its stake in Telecel International Limited for US$40. Telecel International Limited owns 60% of Telecel Zimbabwe (Pvt) Ltd. The transfer of ownership to ZARNet will occur after customary conditions are satisfied. ZARNet is wholly owned by the Government of the Republic of Zimbabwe through the Ministry of Information & Communication Technology, Postal and Courier Services.

4	SEGMENT INFORMATION

Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by reportable segments.

14

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment loss, loss on disposals of non-current assets, other non-operating losses and shares of profit / (loss) of associates and joint ventures (“Adjusted EBITDA”).

Financial information by reportable segment for the three and nine month periods ended September 30, 2016 and 2015, is presented in the following tables. Inter-segment revenues between operating segments are on an arm’s length basis in a manner similar to transactions with third parties. The segment data for acquired operations are reflected herein from the date of their respective acquisition.

Nine month period ended September 30, 2016

	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ and others	Total Segments
Revenue
External customers	2,975	794	924	469	420	497	472	6,551
Inter-segment	29	—	2	—	16	1	(48)	—

Total revenue	3,004	794	926	469	436	498	424	6,551

Adjusted EBITDA	1,155	422	378	212	237	290	(245)	2,449

Other disclosures

Capital expenditures	312	146	120	72	73	83	165	971

Nine month period ended September 30, 2015

	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ and others	Total Segments
Revenue
External customers	3,469	975	758	451	448	527	696	7,324
Inter-segment	44	—	—	1	22	1	(68)	—

Total revenue	3,513	975	758	452	470	528	628	7,324

Adjusted EBITDA	1,399	522	305	192	218	316	(888)	2,064

Other disclosures

Capital expenditures	505	124	169	92	262	36	138	1,326

Three month period ended September 30, 2016

	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ and others	Total Segments
Revenue
External customers	1,091	265	367	157	149	169	174	2,372
Inter-segment	10	—	1	—	6	—	(17)	—

Total revenue	1,101	265	368	157	155	169	157	2,372

Adjusted EBITDA	413	136	147	73	86	96	(55)	896

Other disclosures
Capital expenditures	149	76	74	22	33	37	35	426

Three month period ended September 30, 2015

	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ and others	Total Segments
Revenue
External customers	1,137	325	252	153	157	185	233	2,442
Inter-segment	17	—	—	1	8	1	(27)	—

Total revenue	1,154	325	252	154	165	186	206	2,442

Adjusted EBITDA	455	178	103	69	85	98	(930)	58

Other disclosures
Capital expenditures	203	33	64	48	38	34	44	464

15

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The following table provides the reconciliation of consolidated Adjusted EBITDA to consolidated income statement before tax for the three and nine month periods ended September 30:

	Nine month period ended September 30		Three month period ended September 30
	2016	2015	2016	2015
Total Segments Adjusted EBITDA	2,449	2,064	896	58
Depreciation	(1,072)	(1,186)	(349)	(402)
Amortization	(355)	(388)	(130)	(127)
Impairment (loss)/reverse	(15)	(109)	(3)	3
Loss on disposals of non-current assets	(14)	(23)	(8)	(12)
Finance costs	(611)	(627)	(226)	(198)
Finance income	46	35	15	11
Other non-operating losses	(67)	(31)	(5)	44
Shares of (loss) / gain of associates and joint ventures accounted for using the equity method	(29)	13	(13)	2
Net foreign exchange gain / (loss)	104	(261)	9	(213)

Profit / (loss) before tax	436	(513)	186	(834)

5	INCOME TAXES

Current tax is the expected tax expense, payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Income tax expense consisted of the following:

	Nine month period ended September 30		Three month period ended September 30
	2016	2015	2016	2015
Current income taxes	472	729	175	97
Deferred income taxes	(106)	(581)	(61)	(84)

Income tax expense	366	148	114	13

Effective tax rates	83.9%	-28.8%	61.3%	-1.4%

During the nine month period ended September 30, 2016, the difference between the statutory tax rate in the Netherlands (25%) and the effective corporate income tax rate for the Group (83.9%) was mainly driven by non-deductible expenses, income tax losses for which no deferred tax-asset has been recognised, increase in uncertain income tax positions and higher statutory tax rates in Uzbekistan, where the statutory tax rate increased from 7.5% to 50% (while the effective tax rate in Uzbekistan has increased to approximately 53.3% due to additional subnational tax).

16

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

During the nine month period ended September 30, 2015 the difference between the statutory tax rate in the Netherlands (25%) and effective corporate income tax rate for the Group (-28.8%) was primarily driven by non-deductible expenses (non-deductible provision booked for Uzbekistan and non-deductible interest in Egypt), income tax losses for which no deferred tax-asset has been recognised in the same period, and the restructuring of Kar-tel and Sky mobile, which collectively decreased the deferred tax liability by US$75.

In the third quarter of 2016 the difference between the statutory tax rate in the Netherlands (25%) and the effective corporate income tax rate for the Group (61.3%) was mainly driven by non-deductible expenses, income tax losses for which no deferred tax-asset has been recognised, increase in uncertain income tax positions and higher statutory tax rates in Uzbekistan, where the statutory tax rate increased from 7.5% to 50% (while the effective tax rate in Uzbekistan has increased to approximately 53.3% due to additional subnational tax).

During the third quarter of 2015 the difference between the statutory tax rate in the Netherlands (25%) and effective corporate income tax rate for the Group (-1.4%) was primarily driven by the restructuring of Kar-tel and Sky mobile, which decreased the deferred tax liability by US$75, resulting in a positive impact on the effective tax rate.

6	OTHER NON-OPERATING LOSSES / (GAINS)

Other non-operating losses / (gains) consisted of the following:

	Nine month period ended September 30		Three month period ended September 30
	2016	2015	2016	2015
Change of fair value of embedded derivative	(13)	—	(8)	—
Change of fair value of other derivatives	90	20	14	(55)
Ineffective portion of cash flow hedges	—	7	—	(1)
Sale of other financial assets	—	(4)	—	(1)
Loss from early debt redemption	—	(4)	—	—
Other (gains) / losses	(10)	12	(1)	13

Other non-operating losses / (gains)	67	31	5	(44)

The change in fair value of embedded derivatives relates to the change in fair value of embedded derivatives in Bangladesh.

The change in fair value of other derivatives mainly relates to the change in fair value of derivatives in Russia (Note 9).

17

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

7	PROPERTY AND EQUIPMENT

ACQUISITIONS AND DISPOSALS

	Nine month period ended September 30		Three month period ended September 30
	2016	2015	2016	2015
Cost of acquired assets*	722	1,319	336	494
Net book value of assets disposed**	27	42	15	12
Net loss on disposal of assets	14	23	8	12

*	Included in Cost of acquired assets for the nine and three month periods ended September 30, 2015 are the amounts of US$346 and US$60, respectively, related to Italy, which was classified as held for sale (August 6, 2015).
**	Included in Net book value of assets disposed for the nine and three month periods ended September 30, 2015 are the amounts of US$16 and US$nil, respectively, related to Italy, which was classified as held for sale (August 6, 2015).

For property and equipment acquired through business combination please refer to Note 3.

For the three and nine month periods ended September 30, 2016 there were no other material changes to property and equipment other than foreign currency translation differences, depreciation charges, and an impairment of US$3 and US$15, respectively. Included in depreciation is accelerated depreciation of US$28 and US$124, respectively, pertaining to network modernization activities in Pakistan and Ukraine.

8	INTANGIBLE ASSETS

ACQUISITIONS AND DISPOSALS

The Group acquired intangible assets as follows:

	Nine month period ended September 30		Three month period ended September 30
	2016	2015*	2016	2015**
Telecommunications licenses, frequencies and permissions	148	195	40	11
Software	98	203	50	31
Customer relationships	—	38	—	5
Other intangible assets	3	55	—	5

Total intangible assets acquired	249	491	90	52

*	Included in the cost of software, customer relationships and other intangible assets acquired for the nine month period ended September 30, 2015 are US$45, US$38 and US$55, respectively, related to Italy, which was classified as held for sale (August 6, 2015).
**	Included in the cost of software, customer relationships and other intangible assets acquired for the three month period ended September 30, 2015 are US$11, US$5 and US$6, respectively, related to Italy, which was classified as held for sale (August 6, 2015).

For intangible assets acquired through business combination please refer to Note 3.

For the three and nine month periods ended September 30, 2016, no impairment of intangible assets was recorded and there were no other material changes to intangible assets other than foreign currency translation differences and amortization charges.

18

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

GOODWILL

The Group movements of Goodwill per cash generating units (“CGU”) are as follow:

CGU	September 30, 2016	Acquisition of Warid (note 3)	Other	Currency translation	December 31, 2015
Russia	2,220	—	—	296	1,924
Algeria	1,402	—	—	(33)	1,435
Pakistan	497	201	—	1	295
Kazakhstan	176	—	—	3	173
Kyrgyzstan	197	—	—	20	177
Uzbekistan	123	—	—	(8)	131
Armenia	60	—	—	1	59
Tajikistan	21	—	—	—	21
Others	—	—	(8)	—	8

Total	4,696	201	(8)	280	4,223

Goodwill is tested for impairment annually (at October 1) or when circumstances indicate the carrying value may be impaired. The Company’s impairment test for goodwill is primarily based on fair value less cost of disposal calculations that use a discounted cash flow model. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements as at and for the year ended December 31, 2015.

The Company considers the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods.

There were no goodwill impairments recorded during the nine month period of 2016.

During the nine month period of 2015, the Company recorded a goodwill impairment of US$95 relating to the cash generating units, Ukraine and Armenia. The impairment in Ukraine was driven by the continued volatile economic and political environment as well as a 0.9% increase in weighted average cost of capital for Ukraine as compared to October 1, 2014; the Company concluded an impairment of US$51 in its Ukraine CGU. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections (Level 3 fair value). Due to the current macroeconomic and geopolitical situation in the country, the Company applied higher post-tax discount factors for the first two years in the explicit period of 27.1% in 2015 and 20.4% in 2016 followed by a normalized post-tax discount rate of 17.8%.

In addition, due to higher weighted average costs of capital for the Armenia CGU during the nine month period of 2015, an impairment was concluded in the amount of US$44. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections (Level 3 fair value). The Company applied a post-tax discount rate of 12.1%.

19

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

9	FINANCIAL ASSETS AND LIABILITIES

There were no significant changes in the financial assets and liabilities in the three and nine month periods ended September 30, 2016, except for the scheduled repayments of debt or as described below. Also, there were no changes in risks and risk management policies as discussed in the Group’s annual consolidated financial statements as at and for the year ended December 31, 2015.

SIGNIFICANT CHANGES IN THE FINANCIAL ASSETS AND LIABILITIES

FACILITY AGREEMENT WITH ING BANK N.V.

On January 29, 2016, VimpelCom Amsterdam B.V. signed a committed facility agreement with ING Bank N.V. for a U.S. dollar denominated Swedish export credit facility supported by Exportkreditnämnden (“EKN”), for a total principal amount of US$200. On March 7, 2016, the total principal amount available under the facility was partially cancelled in an amount of US$110. The purpose of the facility is to finance equipment and services provided to PJSC Kyivstar and PJSC “Vimpel-Communications” by Ericsson AB and its affiliates on a reimbursement basis. The committed facility bears interest at a rate of 6m LIBOR plus 1.08% per annum. The facility must be repaid in substantially equal semi-annual installments, with the final repayment on October 15, 2023. VimpelCom Holdings B.V. has guaranteed VimpelCom Amsterdam B.V.’s payment obligations under this facility.

On April 6, 2016, VimpelCom Amsterdam B.V. fully drew down the credit facility for a total principal amount of US$90.

DRAW DOWN CREDIT FACILITY AGREEMENT WITH SBERBANK OF RUSSIA

On December 30, 2015, PJSC “VimpelCom” entered into a credit facility agreement with Sberbank of Russia for the amount of RUB 30 billion (approximately US$414) with an availability period until March 31, 2016. This facility bears interest at a rate of 11.55% per annum and matures on June 29, 2018. The facility was fully drawn on March 31, 2016.

SENIOR NOTES ISSUED BY GTH FINANCE B.V., GUARANTEED BY VIMPELCOM HOLDINGS B.V.

On April 26, 2016, GTH Finance B.V., a wholly owned subsidiary of the Company, issued US$500 6.25% Senior Notes due 2020 and US$700 7.25% Senior Notes due 2023, guaranteed by VimpelCom Holdings B.V. The proceeds of the offering were loaned to and used by GTH to repay in part the shareholder loan from VimpelCom Amsterdam B.V., and used by VimpelCom Amsterdam B.V. for general corporate purposes.

PAKISTAN MOBILE COMMUNICATIONS LTD. FINANCING

On June 30, 2016, PMCL drew down PKR 4 billion (approximately US$38) under the syndicated facility with several banks entered into on December 3, 2015 for the amount of PKR 16 billion (approximately US$152 as at December 3, 2015). This facility bears interest at 6 month Karachi Inter Bank Offer Rates (“KIBOR”) plus 0.8% per annum. Repayment will take place through periodic instalments between June 23, 2018 and December 23, 2020. The total outstanding amount as at September 30, 2016 is PKR 5 billion (approximately US$48).

20

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

On June 29, 2016 PMCL drew down PKR 1.5 billion (approximately US$14 as at June 29, 2016) under the credit facility with Habib Bank Limited entered into on December 7, 2015 for the total amount of PKR 4 billion (approximately US$38 as at December 7, 2015). This facility bears interest at 6 month KIBOR plus 0.9% per annum. Repayment will take place through periodic instalments between June 22, 2018 and December 23, 2020. The total outstanding amount as at September 30, 2016 is PKR 2 billion (approximately US$19).

On June 30, 2016 PMCL provided a loan to Warid Telecom Private Limited in the amount of PKR 8,545 million (approximately US$82) to repay its external debt as part of the acquisition in Pakistan (Note 3). This facility bears interest at 6 month KIBOR plus 0.7% per annum. Repayment will take place through periodic instalments between December 30, 2019 and June 30, 2021. As at July 1, 2016 the loan became the intercompany and was eliminated upon consolidation of Warid (Note 3).

WARID FINANCING

On June 21, 2016, Warid entered into an EKN backed facility agreement with, among others, ING Bank N.V. Singapore Branch (as agent and arranger) having a total principal amount of US$250. This EKN facility agreement reflects the amendments to the original EKN facility agreement dated February 15, 2013. The committed facility bears interest at a rate of 6m LIBOR plus 1.90% per annum (including an SEK premium of 1.35%). The facility under the amended terms must be repaid in nine semi-annual stepped up installments, with the final installment due on December 31, 2020. The facility is secured by a floating charge on movables assets and receivables and is guaranteed by Mobilink. Upon the effectiveness of the planned merger of Warid into Mobilink, Mobilink will become the borrower under this facility agreement.

Warid entered into a syndicated term facility with, among others, Habib Bank Limited (acting as facility agent) dated September 29, 2015 which was further amended on June 16, 2016, for an amount of PKR 6.94 billion (approximately US$ 66 as at September 29, 2015). This facility will be repaid in installments commencing in 2016. PKR 281 million was repaid in 2015, PKR 394 million repayable in 2016 and PKR 450 million will be repaid in 2017. Thereafter, the remaining principal amount will be repaid in 12 equal semi-annual installments through December 2023. No mark-up payment will be payable from 2015 to 2017; however, the mark-up shall accrue at a rate of 6% per annum during such three year period and shall be payable in eight equal quarterly installments commencing in March 2024 through December 2025. From 2018 onwards, mark-up will accrue at a rate equal to 6 months KIBOR per annum and will be paid semi-annually. The facility is secured by a floating charge on movables assets and receivables of both Warid and PMCL.

Warid entered into a syndicated term facility with, among others, Habib Bank Limited (acting as facility agent) dated September 29, 2015 which was further amended on June 16, 2016, for an amount of PKR 5.4 billion (approximately US$ 52 as at September 29, 2015). This facility will be repaid in installments commencing in 2016. PKR 218.7 million was repaid in 2015, PKR 306 million repayable in 2016 and PKR 350 million will be repaid in 2017. Thereafter, the remaining principal amount will be repaid in 12 equal semi-annual instalments through December 2023. No mark-up payment will be payable from 2015 to 2017; however, the mark-up shall accrue at a rate of 6% per annum with respect to amounts due to commercial banks; at a rate equal to 6 months KIBOR + 1% for development financial institutions during such three year period and shall be payable in eight equal quarterly installments commencing in March 2024 through December 2025. From 2018 onwards, mark-up will accrue at a rate equal to 6 months KIBOR for commercial banks and 6 months KIBOR + 1% for development financial institutions and will be paid semi-annually. The facility is secured by a floating charge on movables assets and receivables of both Warid and PMCL.

21

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

FAIR VALUES

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the interim condensed consolidated financial statements as at September 30, 2016 (based on future cash flows discounted at current market rates), other than those with carrying amounts that are reasonable approximations of fair values:

	Carrying value		Fair value
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Financial assets
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency interest rate exchange contracts	—	1	—	1
Foreign exchange contracts	2	15	2	15
Credit default swaps	—	—	—	—
Embedded derivatives in notes	13	—	13	—
Derivatives designated as cash-flow hedges
Foreign exchange contracts	—	17	—	17
Available for sale financial instruments	63	45	63	45

Total financial instruments at fair value, assets	78	78	78	78

Loans granted, deposits and other financial assets
Bank deposits	331	432	331	432
Interest receivable	2	1	2	1
Other investment	60	46	60	46
Other loans granted	2	2	2	2

Total loans granted, deposits and other financial assets	395	481	395	481

Total financial assets	473	559	473	559

Financial Liabilities
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	21	1	21	1
Derivatives designated as cash flow hedges
Foreign exchange contracts	2	—	2	—
Interest rate exchange contracts	4	3	4	3

Total financial instruments at fair value, liabilities	27	4	27	4

Total other financial liabilities at amortized cost*	11,375	9,784	11,854	9,720

Total financial liabilities	11,402	9,788	11,881	9,724

Financial assets
Non-current	292	164
Current	181	395

	473	559

Financial Liabilities
Non-current	8,580	8,095
Current	2,822	1,693

	11,402	9,788

*	Included in Total other financial liabilities at amortized cost is the put option over non-controlling interest redemption liability of US$289, which is valued at the net present value of the redemption amount.

22

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values were estimated based on quoted market prices of our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for the instruments with similar maturity and risk profile.

The carrying amount of cash and cash equivalents, trade and other receivables, and trade and other payables approximates their respective fair value.

The fair value of derivative financial instruments is determined using present value techniques such as discounted cash flow techniques, Monte Carlo simulation and/or the Black-Scholes model. These valuation techniques are commonly used for valuation of a derivative. Observable inputs (Level 2) used in the valuation techniques include LIBOR, EURIBOR, swap curves, basis swap spreads, foreign exchange rates and credit default spreads of both counterparties and our own entities.

The fair value of Available for Sale financial instruments are determined through comparison of various multiples and reference to market valuation of similar entities quoted in an active market. If information is not available, a discounted cash flow method is used.

Fair value measurements for financial liabilities at amortized cost are based on quoted market prices, where available. If the quoted market price is not available, the fair value measurement is based on discounted expected future cash flows using a market interest rate curve, credit spreads and maturities.

FAIR VALUE HIERARCHY

As at September 30, 2016 and December 31, 2015 the Company held financial instruments at fair value recorded on the statement of financial position.

The fair value hierarchy ranks fair value measurements based on the type of inputs used in the valuation; it does not depend on the type of valuation techniques used:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs are unobservable inputs for the asset or liability

23

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The following table provides the disclosure of fair value measurements separately for each major class of assets and liabilities.

As at September 30, 2016
Description	(Level 1)	(Level 2)	(Level 3)	Total
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	2	—	2
Credit default swaps	—	—	—	—
Embedded derivatives in notes	—	13	—	13
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	—	—	—
Available for sale financial instruments	—	36	27	63

Total financial instruments at fair value, assets	—	51	27	78

Financial instruments at fair value through profit or loss / equity
Derivatives not designated as hedges
Foreign exchange contracts	—	21	—	21
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	2	—	2
Interest rate exchange contracts	—	4	—	4

Total financial instruments at fair value, liabilities	—	27	—	27

As at December 31, 2015
Description	(Level 1)	(Level 2)	(Level 3)	Total
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency and Interest rate exchange contracts	—	1	—	1
Foreign exchange contracts	—	15	—	15
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	17	—	17
Available for sale financial instruments	—	18	27	45

Total financial instruments at fair value, assets	—	51	27	78

Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	1	—	1
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	3	—	3

Total financial instruments at fair value, liabilities	—	4	—	4

The reconciliation of movements relating to financial instruments classified in Level 3 of the fair value hierarchy:

	As at Dec.31, 2015	Currency translation adjustment	Change in fair value reported in earnings	Change in fair value reported in equity	Purchased	Transferred to Level 2	As at Sep.30, 2016
Available for sale financial instruments	27	—	—	—	—	—	27

Total financial instruments at fair value, assets	27	—	—	—	—	—	27

24

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Transfers into and transfers out of the fair value hierarchy levels are recognized at the end of the reporting period (in which the event or change in circumstances that caused the transfer occurred). During the three and nine month periods ended September 30, 2016, there were no transfers between Level 1 and Level 2 fair value measurements. For the period ended December 31, 2015, embedded derivative fair value measurements were transferred from Level 3 to Level 2 as the primary calculations used in the valuation of these instruments were based on market observable inputs such as forward curve data, discount factors, swaption volatilities and credit spreads. On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between the Level 2 and Level 3. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations.

There were no other movements of financial instruments measured at the fair value using unobservable inputs (Level 3) other than change of fair value and currency translation adjustment.

Any changes in fair values of financial instruments are unrealized and recorded in “Other non-operating losses” in the Statement of comprehensive income.

10	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following items:

	September 30, 2016	December 31, 2015
Cash at banks and on hand	2,371	1,644
Short-term deposits with original maturity of less than three months	1,313	1,970

Total cash and cash equivalents	3,684	3,614

Cash at banks earns interest at floating rates based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

The cash balances as at September 30, 2016 in Uzbekistan of US$505 (December 31, 2015: US$495) and in Ukraine of US$4 (December 31, 2015: US$4) are restricted due to local government or central bank regulations and therefore cannot currently be repatriated.

Cash balances as at September 30, 2016 include investments in money market funds of US$711 (December 31, 2015: US$1,174).

25

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

11	PROVISIONS

INVESTIGATIONS BY SEC/DOJ/OM

During the first quarter of 2016, the Company reached resolutions through agreements with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”) relating to the previously disclosed investigations under the U.S. Foreign Corrupt Practices Act (the “FCPA”) and relevant Dutch laws, pertaining to the Company’s business in Uzbekistan and prior dealings with Takilant Ltd. Pursuant to these agreements, the Company paid an aggregate amount of US$795 in fines and disgorgements to the SEC, the DOJ and the OM in the first quarter of 2016.

As previously disclosed, on February 18, 2016, the United States District Court for the Southern District of New York (the “District Court”) approved the agreements with the DOJ relating to charges that the Company and its subsidiary violated the anti-bribery, books-and-records and internal controls provisions of the FCPA. These agreements consisted of the deferred prosecution agreement (the “DPA”), entered into by VimpelCom and the DOJ and a guilty plea by Unitel LLC (“Unitel”), a subsidiary of VimpelCom operating in Uzbekistan. Under the agreements with the DOJ, VimpelCom agreed to pay a total criminal penalty of US$230 to the United States, including US$40 in forfeiture.

In connection with the investigation by the OM, VimpelCom and Silkway Holding BV, a wholly owned subsidiary of VimpelCom, entered into a settlement agreement (the “Dutch Settlement Agreement”) related to anti-bribery and false books-and-records provisions of Dutch law. Pursuant to the Dutch Settlement Agreement, VimpelCom agreed to pay criminal fines of US$230 and to disgorge a total of US$375, which was satisfied by the forfeiture to the DOJ of US$40, a disgorgement to the SEC of US$167.5 and a further payment to the OM of US$167.5 beyond the criminal fines.

VimpelCom also consented to the entry of a settlement (the “Consent”), which was approved by the District Court on February 22, 2016, relating to the SEC’s complaint against VimpelCom, which charged violations of the anti-bribery, books-and-records and internal controls provisions of the FCPA. Pursuant to the Consent, VimpelCom agreed to a judgment ordering disgorgement of US$375, to be satisfied by the forfeiture to the DOJ of US$40, the disgorgement to the OM of US$167.5, and a payment to the SEC of US$167.5, and imposing a permanent injunction against future violations of the U.S. federal securities laws.

The DPA, the guilty plea, the Dutch Settlement Agreement and the Consent comprise the terms of the resolution of the Company’s potential liabilities in the previously disclosed DOJ, SEC and OM investigations regarding VimpelCom and Unitel.

All amounts to be paid under the DPA, the guilty plea, the Dutch Settlement Agreement and the Consent were paid in the first quarter of 2016 and were deducted from the already existing provision of US$900 recorded in the third quarter of 2015 and disclosed in the 2015 annual consolidated financial statements. The remaining provision of US$105 related to future direct and incremental expected legal fees associated with the resolutions. As at September 30 2016, the Company had paid approximately US$18 legal fees utilizing this provision, and the remaining balance of the provision amounted to US$87. The Company cannot currently estimate the magnitude of future costs to be incurred to comply with the DPA, the Consent and the Dutch Settlement Agreement, but these costs could be significant.

26

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

12	DIVIDENDS DECLARED

On June 22, 2016, Omnium Telecom Algeria S.p.A, a subsidiary of the Company, declared dividends to its shareholders which were paid on September 1, 2016, on September 2 and on September 6, 2016. The portion of dividends paid to the minority shareholders amounted to US$ 69.

On July 28, 2016, VimpelCom Kazakhstan Holding AG, a subsidiary of the Company, declared dividends to its shareholders which were paid on August 2, 2016. The portion of dividends paid to the minority shareholder amounted to US$18.

On September 1, 2016, TNS Plus LLP, a subsidiary of the Company, declared dividends to its shareholders which were paid on September 2, 2016. The portion of dividends paid to the minority shareholder amounted to US$18.

13	RELATED PARTIES

As at September 30, 2016, the Company is primarily owned by two major shareholders: LetterOne and Telenor. The Company has no ultimate controlling shareholder. See also Note 1 for the change in the ownership structure.

The following table sets forth information with respect to the beneficial ownership of VimpelCom as at September 30, 2016 by each person who is known to beneficially own 5.0% or more of our common shares.

On September 21, 2016 and September 27, 2016, Telenor completed the sale of 142,500,000 and 21,375,000 American Depositary Shares (in total representing approximately 9.3% of VimpelCom’s total outstanding common shares), respectively.

As at April 1, 2016, pursuant to the terms of the Company’s bye-laws, the 305,000,000 preferred shares held by Telenor had been redeemed by the Company at a redemption price of US$0.001 per share and are no longer outstanding. VimpelCom’s issued share capital now consists of 1,756,731,135 common shares held as follows, of which 7,726,487 is held as treasury shares:

Shareholder	Common shares	% of common and voting shares
Free Float	353,454,732	20.1%
Telenor (Note 1)	416,703,840	23.7%
LetterOne	840,625,001	47.9%
Stichting (Note 1)	145,947,562	8.3%

Total	1,756,731,135	100%

The following table provides the total amount of transactions that have been entered into with related parties and balances of accounts with them for the relevant financial periods:

	Nine month period ended September 30
	2016	2015
Revenue from LetterOne and affiliates	—	2
Revenue from Telenor and affiliates	43	38
Revenue from associates and joint ventures	3	15
Revenue from discontinued operations (Note 3)	61	37
Revenue from other related parties	—	6
Finance income from other related parties	—	1

	107	99

27

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

	Nine month period ended September 30
	2016	2015
Services from LetterOne and affiliates	4	7
Services from Telenor and affiliates	32	33
Services from associates and joint ventures	12	15
Services from discontinued operations (Note 3)	5	4
Services from other related parties	—	5
Finance costs to other related parties	—	27

	53	91

	Three month period ended September 30
	2016	2015
Revenue from LetterOne and affiliates	—	2
Revenue from Telenor and affiliates	15	13
Revenue from associates and joint ventures	1	5
Revenue from discontinued operations (Note 3)	27	19
Revenue from other related parties	—	1

	43	40

Services from LetterOne and affiliates	2	3
Services from Telenor and affiliates	11	4
Services from associates and joint ventures	5	5
Services from discontinued operations (Note 3)	2	8
Services from other related parties	—	1
Finance costs to other related parties	—	27

	20	48

	September 30, 2016	December 31, 2015
Accounts receivable from Telenor and affiliates	12	10
Accounts receivable from associates and joint ventures	11	8
Accounts receivable from discontinued operations (Note 3)	241	84
Accounts receivable from other related parties	—	1

	264	103

Accounts payable to Telenor and affiliates	11	8
Accounts payable to associates and joint ventures	5	2
Accounts payable to discontinued operations (Note 3)	141	146

	157	156

SERVICE AGREEMENTS

All service agreements with related parties are disclosed in Note 25 in the Company’s annual consolidated financial statements as at and for the year ended December 31, 2015. There were no new agreements entered into between the Company and related parties during the nine month period ended September 30, 2016.

14	COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

There were no material commitments, contingencies and uncertainties that occurred during the nine month period ended September 30, 2016, and there were no material changes during the same period to the commitments, contingencies and uncertainties as disclosed in the Group’s annual consolidated financial statements as at and for the year ended December 31, 2015, other than the commitments, contingencies and uncertainties disclosed below.

28

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

KAR-TEL AND TURKISH SAVINGS DEPOSIT INSURANCE FUND LITIGATION

In 2005, the Savings Deposit Insurance Fund (the “SDIF”), a Turkish state agency responsible for collecting state claims arising from bank insolvencies, issued a Payment Order against KaR-Tel for TRY 7.55 billion (approximately US$2,588). The Payment Order was based on the SDIF’s claim against the Turkish Uzan Group, which the SDIF alleged was a debtor of T. Imar Bankasi, an insolvent Turkish bank. Two entities in the Uzan Group (the “Former Shareholders”) held a 60% equity interest in KaR-Tel until November 2003 when KaR-Tel redeemed the Former Shareholders’ equity interest pursuant to a decision of the Almaty City Court of June 6, 2003, which was confirmed by the Kazakhstan Supreme Court on July 23, 2003 (the “Kazakh Judgment”).

On October 20, 2009, KaR-Tel filed with the Sisli 3d Court of the First Instance in Istanbul an application for the recognition of the Kazakh Judgment in Turkey. Following a number of hearings and appeals, on January 30, 2013, the Supreme Court upheld earlier court decisions and confirmed the recognition of the Kazakh Judgment in Turkey.

On October 20, 2009, KaR-Tel also filed with the 4th Administrative Court of Istanbul (the “4th Administrative Court”) a petition asking the court to treat the recognition of the Kazakh Judgment as a court precedent and to suspend the enforcement proceedings in relation to the Order to Pay. On October 25, 2010, the 4th Administrative Court ruled that the Order to Pay was illegal and annulled it. The Court’s decision was appealed by the SDIF.

On March 22, 2012, the SDIF’s appeal of the decision of the 4th Administrative Court was reviewed by the Prosecution Office of the Council of State and sent to the 13th Chamber of the Council of State (the “Chamber”) for review on the merits.

On April 10, 2015, the Chamber upheld the decision of the 4th Administrative Court and ruled in KaR-Tel’s favor. The SDIF filed a claim for correction of the Chamber’s decision on June 8, 2015.

On April 26, 2016, the Chamber rejected the SDIF’s claim for correction and ruled in favor of KaR-Tel. No further appellate rights are available so the case is now fully concluded.

VIMPELCOM - SECURITIES CLASS ACTION

On November 4, 2015, a class action lawsuit was filed in the United States against VimpelCom and certain of its current and former officers by Charles Kux-Kardos, on behalf of himself and other investors in the Company alleging certain violations of the United States federal securities laws in connection with the Company’s public disclosures relating to its operations in Uzbekistan. On December 4, 2015, a second complaint was filed by Westway Alliance Corp. that asserts essentially the same claims in connection with essentially the same disclosures.

On April 27, 2016, the Court consolidated the two actions and appointed Westway as lead plaintiff. On May 6, 2016, a motion for reconsideration was filed on the appointment of Westway as lead plaintiff and on September 26, 2016, the Court affirmed the selection of Westway as the lead plaintiff. The amended complaint is to be filed by December 9, 2016.

29

VimpelCom Ltd.

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The Company intends to vigorously defend against these claims and expects to file a motion to dismiss. Opening papers on the motion to dismiss are currently due in January 2017. No hearing date has been set and all discovery will remain stayed until a decision is rendered on the motion to dismiss.

15	EVENTS AFTER THE REPORTING PERIOD

On November 2, 2016, the Supervisory Board has approved and authorized the payment of an interim cash dividend relating to its 2016 results from its freely distributable reserves in the amount of US 3.5 cents per common share, representing a total dividend payment of approximately USD 61. The dividend is expected to be paid by December 7, 2016.

Amsterdam, November 3, 2016

VimpelCom Ltd.

30

Q3 2016 Results Presentation

Q3 2016 Results Presentation Amsterdam – 3 November 2016 Jean-Yves Charlier – Chief Executive Officer Andrew Davies – Chief Financial Officer

Disclaimer This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Forward-looking statements are not historical facts, and include statements relating to, among other things, the Company's anticipated performance and guidance for 2016, future market developments and trends, expected synergies and timing of completion of the Italy joint venture, including expectations regarding capex and opex benefits; realization of the synergies of the Warid transaction; operational and network development and network investment and the Company’s ability to realize its targets and strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of: continued volatility in the economies in our markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in our markets; government investigations or other regulatory actions and/or litigation with third parties; failure to complete the Italy joint venture; failure of the expected benefits of the Italy joint venture and the Warid transaction to materialize as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies, and other risks beyond the parties’ control and failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program and/or changes to the capital structure. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this presentation, or to make corrections to reflect future events or developments. All non GAAP measures disclosed further in this presentation, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, EBT, net debt, operating cash flow, organic growth, capital expenditures excluding licenses, LTM capex excluding licenses/revenue, are reconciled to comparable GAAP measures in our Earnings Release published on our website on the date hereof.

Highlights 1 EC: European Commission; MISE: Italian Ministry of Economic Development 2 Year-on-year growth, including Warid consolidation from Q3 2016 3 The record date for the Company’s shareholders entitled to receive the dividends has been set for 18 November 2016 Stable Q3 2016 results in line with expectations; operational performance particularly strong in Pakistan and Ukraine Mobile data revenue grew 28.0% YoY in Q3 2016 Strong operating cash flow margin of 24.5% in Q3 2016 FY 2016 guidance confirmed, albeit at lower end of range for service revenue, underlying EBITDA margin and capex/revenue VimpelCom free float nearly doubled to 20.1% after Telenor’s sale of a portion of its equity stake Strengthened digital leadership and corporate governance with new appointments to the Supervisory Board Italy JV cleared by the EC1 on 1 September and by MISE1 on 24 October; closing expected shortly Strong performance of Wind Italy ahead of transaction closing with Q3 2016 EBITDA growing by 10.9% YoY; integration plan ready for ‘day 1’ First launch of the digital strategy at Wind Italy Interim dividend of US 3.5 cents per ADS, expected to be paid by 7 December 20163 Warid acquisition completed with immediate integration and first synergies realized; strong revenue and EBITDA growth2 of >44%

Potential free float from exchangeable bonds conversion3 (base case scenario 204.1 mln ADS) Telenor equity offering (163.9 mln VimpelCom ADS2) Before Telenor equity offering1 VimpelCom’s free float nearly doubled after Telenor’s share sale 1 21 September 2016 2 Including green shoe of 21.4 million VimpelCom ADS closed on 27 September 2016 3 Assuming all exchangeable bonds are converted into VimpelCom’s ADS. The offer consisted of USD 1 billion 0.25% bond due 2019 that will be exchangeable under certain conditions for up to a total of 204,081,633 ADSs 4 The Stichting is the direct beneficial owner of 145,947,562 common shares. As the holder of depositary receipts issued by the Stichting, L1T VIP Holdings S.à r.l. is entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such common shares. The Stichting is a foundation incorporated under the laws of the Netherlands    4

# Strong performance of Wind ahead of transaction closing

EUR million

**Wind historical trend[1]**

40.8%
+2%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
41.5%
39.5%
37.5%
35.5%
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
Mobile service revenue YoY %
EBITDA margin

EUR billion

**Wind net leverage evolution[2]**

*Net debt – Net debt/EBITDA*

10.9
5.8x
10.0
5.9x
9.6
5.6x
Q3 2014
Q3 2015
Q3 2016

5

VimpelCom

© VimpelCom Ltd 2016

EUR million Wind net leverage evolution2 Net debt – Net debt/EBITDA Wind historical trend1 +2% 40.8% EUR billion 1 Q3 2014 and Q4 2014 EBITDA margin normalized for the impact of approximately EUR 50 million related to settlements accounted in Q3 2014 but commercially related to Q4 2014 2 Q3 2015 LTM EBITDA utilised for net debt/EBITDA has been normalized for approximately EUR 50 million (see footnote 1); Q3 2016 LTM EBITDA excluding EUR 19 million of restructuring costs accrued in Q4 2015 Strong performance of Wind ahead of transaction closing Strong recent operational performance: Mobile service revenue back to YoY growth of 2% in Q3 2016 Q3 2016 EBITDA grew 11% YoY to EUR 473 million, resulting in the highest quarterly EBITDA margin (40.8%) since the acquisition of Wind by VimpelCom Financial profile continues to improve

Italy JV key regulatory conditions completed September 2016 October 2016 On 24 October 2016, MISE1 approved the transaction This approval was: needed to combine the spectrum assets of the two entities required to transfer the spectrum to Iliad (one of the key remedies) the final regulatory authorization 1 Italian Ministry of Economic Development All regulatory authorizations have been successfully obtained Completion expected shortly On 1 September 2016, the European Commission approved the transaction and remedy package (following binding agreements signed with Iliad in July 2016) The remedy package includes: transfer of 2x35MHz 3G & 4G/LTE frequencies for EUR 450 million (with payment phased between 2017 and 2019) sale or co-location of over 8,000 tower sites, part of which were supposed to be decommissioned during JV network consolidation 2G-3G-4G/LTE national roaming agreement at least for 5 years in line with market price an optional network (RAN) sharing agreement covering rural areas ü

14%1 net reduction of headcount 30%1 reduction of line managers 8%1 of office space eliminated Global Shared Services up and running: Yaroslavl (covering Russia) Lviv (covering 7 Eurasia countries) Islamabad (covering Pakistan, Bangladesh and HQ) Globally managed contract value doubled to 40%1 Fixed rates and invoicing in local currency reduces FOREX exposure Procurement Agile operating model Supply chain Performance Transformation accelerating and on track… 1 9M 2016 compared to year end of 2015, including Italy 2 Capex excluding licenses …contributing opex savings in the first three quarters of 2016 of USD 280 million; LTM capex2/revenue at 16.7% in Q3 2016 18%1 reduction in inventory levels 7%1 warehouse space reduction

Financial highlights Q3 2016 1 Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency translation and certain items such as acquisitions (Warid), liquidations, and disposals 2 Underlying EBITDA excludes: in Q3 2016 USD 66 million as a net effect resulting from transformation costs of USD 71 million and reversal of a provision in Kazakhstan of USD -5 million; in Q3 2015, provisions for investigations (related to SEC/DOJ/OM) and other legal costs of USD 916 million, as well as transformation costs of USD 44 million 3 Underlying net income in Q3 2016 of USD 326 million excludes exceptional items in EBITDA of USD 66 million, the net impact of derivatives fair value in Italy of USD 185 million; in Q3 2015 excludes the provisions for investigations (related to SEC/DOJ/OM) and other legal costs of USD 916 million, transformation costs of USD 44 million and USD 236 million write off of goodwill and tax reversal on Italy tower transaction Service revenue (USD billion) 2.3 Profit for the period (USD million) EBITDA margin, underlying2 (%) 445 40.6 0.0 p.p. organic1 YoY -1.1 p.p. reported YoY 382 +0.6% organic1 YoY -3.3% reported YoY Capex excl. licenses (USD million) -14.8% reported YoY LTM capex/revenue: 16.7% Reported service revenue declined 3% YoY, reaching an inflection point as a result of an improving trend in FOREX Service revenue increased 0.6% YoY organically, with strong performance in Pakistan and Ukraine, offset by continued weakness in Algeria Mobile data revenue grew 28% YoY Underlying EBITDA organic growth 0.6% YoY LTM capex/revenue at 16.7%, Q3 2016 operating cash flow margin at 24.5% (+1.1 p.p YoY) FY16 guidance confirmed at lower end of range Underlying net profit3: 3Q16: USD 326 million 3Q15: USD 191 million

# Financial highlights Q3 2016 – YoY trends

## Total revenue and service revenue YoY organic[1] development

Total revenue
Service revenue
0.9%
0.7%
0.8%
0.6%
3Q 15/14
3Q 16/15

## Underlying EBITDA[2] margin development

-1.1 p.p. YoY
0.0 p.p. organic YoY
41.7%
40.6%
LTM of 40.5%
LTM of 40.3%
3Q15
3Q16

## LTM capex/revenue development

-1.9p.p. YoY
18.6%
16.7%
3Q15
3Q16

## OCF margin = (underlying EBITDA[2] – capex)/revenue

+1.1p.p. YoY
23.3%
24.5%
LTM of 21.9%
LTM of 23.6%
3Q15
3Q16

9

© VimpelCom Ltd 2016

Financial highlights Q3 2016 – YoY trends 1 Organic revenue change is a non-GAAP financial measure that excludes the effect of foreign currency translation and certain items such as liquidations and disposals 2 Underlying EBITDA excludes: in Q3 2016 USD 66 million as a net effect resulting from transformation costs of USD 71 million and reversal of a provision in Kazakhstan of USD -5 million; in Q3 2015, provisions for investigations (related to SEC/DOJ/OM) and other legal costs of USD 916 million, as well as transformation costs of USD 44 million -1.9p.p. YoY +1.1p.p. YoY Total revenue and service revenue YoY organic1 development Underlying EBITDA2 margin development LTM capex/revenue development OCF margin = (underlying EBITDA2 – capex)/revenue LTM of 21.9% LTM of 40.5% LTM of 23.6% -1.1 p.p. YoY 0.0 p.p. organic YoY LTM of 40.3%

# FOREX movements in VimpelCom's footprint: improving trend

**VIP coin[1] vs USD**

100
98
94
82
73
76
70
66
64
66
67
+5% vs low
-4% YoY
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16

© VimpelCom Ltd 2016

10

VimpelCom

FOREX movements in VimpelCom’s footprint: improving trend 1 VimpelCom currency weightings calculated from the sum of the individual countries’ relative contribution to total countries revenue (= total Group revenue - eliminations - HQ)

# Q3 2016 service revenue evolution – organically stable

USD million
-3.3%
2,364
(93)
95
(1)
12
2,377
(167)
77
2,287
Reported service revenue declining …
Service revenue 3Q15
Voice
Data and MFS
Interconnect and roaming
Other
Organic service revenue 3Q16 (excl. Warid)
FOREX
Warid
Service revenue 3Q16
+0.6 %
2,364
(12)
(3)
15
9
4
2,377
(167)
77
2,287
PAK 36 USD mln
BAN 3 USD mln
ALG (41) USD mln
… yet organically stable
Service revenue 3Q15
Russia
Emerging Markets
Ukraine
Uzbekistan
Other1
Organic service revenue 3Q16 (excl. Warid)
FOREX
Warid
Service revenue 3Q16

© VimpelCom Ltd 2016

11

VimpelCom

Q3 2016 service revenue evolution – organically stable -3.3% +0.6 % USD million Reported service revenue declining … … yet organically stable 1 Other consists of operations in Kazakhstan, Kyrgyzstan, Georgia, Armenia, Tajikistan and intercompany eliminations PAK 36 USD mln BAN 3 USD mln ALG (41) USD mln 1

# Q3 2016 EBITDA evolution – organically stable

USD million

-7.4%
58
959
1,017
11
118
(122)
(82)
942
(66)
20
896
Underlying EBITDA declining...
EBITDA 3Q15
Exceptional items 1
Underlying EBITDA 3Q15
Service revenue
Performance transformation savings
Re-investment in mono-brand, devices, network, etc.
Forex
Underlying EBITDA 3Q16 (excl. Warid)
Exceptional items 2
Warid
EBITDA 3Q16

+0.6%
58
959
1,017
(22)
21
15
(4)
(3)
1,024
(82)
(66)
20
896
PAK 39 USD mln
BAN 3 USD mln
ALG (20) USD mln
...yet organically stable
EBITDA 3Q15
Exceptional items 1
Underlying EBITDA 3Q15
Russia
Emerging Markets
Ukraine
Uzbekistan
Other 3
Underlying organic EBITDA 3Q16
Forex
Exceptional items 2
Warid
EBITDA 3Q16

12

© VimpelCom Ltd 2016

Q3 2016 EBITDA evolution – organically stable +0.6% USD million 2 1 Exceptional items in Q3 2015 consist of provisions for investigations (related to SEC/DOJ/OM) and other legal costs of USD 916 million, as well as transformation costs of USD 44 million 2 Exceptional items in Q3 2016 consists of USD 66 million as a net effect of transformation costs resulting from USD 71 million and reversal of a provision in Kazakhstan of USD -5 million 3 Other consists of operations in Kazakhstan, Kyrgyzstan, Georgia, Armenia, Tajikistan and HQ costs and Intercompany eliminations 1 1 Underlying EBITDA declining... ...yet organically stable 3 PAK 39 USD mln BAN 3 USD mln ALG (20) USD mln 2 -7.4%

Q3 2016 Income statement Note: Q3 2016 numbers include Warid financials   USD million   Q3 2016 Q3 2015 YoY Revenue   2,372 2,442 (3%) EBITDA reported   896 58 n.m. D&A and other   (490) (538) (9%) EBIT   406 (480) n.m. Net financial expenses   (210) (188) 12% FOREX and Other   (10) (166) (94%) Profit before tax   186 (834) n.m. Tax   (114) (13) n.m. Profit from continuing operations   72 (847) n.m. Profit / (loss) from discontinued operations   421 (123) n.m. Non-controlling interest   (48) (35) n.m. Profit for the period   445 (1,005) n.m. Q3 2015 EBITDA mainly impacted by USD 916 million charges for investigations (USD 900 million) and other legal costs (USD 16 million) decrease due to local currencies depreciation and Q3 2015 higher depreciation in Pakistan, due to the equipment swap Q3 2015: USD 236 million one-off charge arising from the treatment of the Italian towers transaction Q3 2016: one-off derivatives net gain, after taxes, of USD 185 million, due to fair value adjustment change in the tax regime in Uzbekistan; the YoY increase is also a result of the reversals of USD 70 million of deferred tax provisions in respect of withholding taxes in Q3 2015 increased due to USD 1.2 billion of GTH bonds issued in April 2016 and interest expenses as a result of Warid acquisition on 1 July 2016 most of the functional currencies, including RUB, appreciated during Q3 2016

# Q3 2016 net income from continued operations

USD million
+52
(847)
957
110
8
41
(18)
(97)
109
9
162
(90)
(0)
72
Net Income from continued operations 3Q15
Impairment & Exceptionals 1
Net Income underlying 3Q15
EBITDA underlying 2
Depreciation and Amortization 2
Net financial expenses
Tax
Net FOREX impact and other
JV, associates and other
Net Income underlying 3Q16
Impairments & exceptionals in 3Q16 3
Warid
Net Income from continued operations 3Q16

14

© VimpelCom Ltd 2016

VimpelCom

Q3 2016 net income from continued operations USD million +52 1 In 3Q 2015, exceptional items include USD 959 million above EBITDA and USD (3) million in impairment 2 On an organic basis 3 In 3Q 2016, exceptional items include USD 66 million above EBITDA, USD 3 million in impairments and USD 21 million in other 2 1 3 2

# Q3 2016 net debt evolution

USD million
6,575
363
6,938
(962)
(94)
195
88
387
6,553
66
185
6,804
Net debt 30 June 2016
Warid net debt
Net debt 30 June 2016, incl. Warid
EBITDA underlying
Change in working capital
Net interest
Taxes
Capex
Net debt before exceptionals and FOREX[2]
Exceptionals in 3Q16
FOREX and other
Net debt 30 September 2016

| Net debt/ LTM EBITDA[1] | 1.8x | 1.8x | 1.9x |
|---|---|---|---|

15

© VimpelCom Ltd 2016

VimpelCom

Q3 2016 net debt evolution 1 Underlying LTM EBITDA, which excludes USD 310 million related to performance transformations costs and other 2 In Q3 2016, Performance Transformation costs of USD 66 million Net debt/ LTM EBITDA1 1.9x 1.8x 2 1.8x USD million

# Strong improvement in cash flow

## Net cash flow from continued operations before financing activities

### 9M 2015

| | |
|---|---|
| Net cash flow from operating activities | 619 |
| Exceptional payments, mainly related to the Algeria closing | 1,360 |
| Underlying net cash flow from operating activities, adjusted for exceptionals | 1,979 |
| Net cash used in investing activities, excl. inflow/(outflow) from deposits[1] | (1,532) |
| **Underlying net cash flow before financing activities** | **447** |

### 9M 2016

| | |
|---|---|
| Net cash from operating activities | 808 |
| Exceptional payments, mainly related to SEC/DOJ/OM agreements and performance transformation | 1,024 |
| Underlying net cash from operating activities, adjusted for exceptionals | 1,832 |
| Net cash used in investing activities, exlc. inflow/(outflow) from deposits[1] | (1,150) |
| **Underlying net cash flow before financing activities** | **681** |

© VimpelCom Ltd 2016

16

VimpelCom

Strong improvement in cash flow 9M 2016 9M 2015 Net cash flow from operating activities Exceptional payments, mainly related to the Algeria closing Underlying net cash flow from operating activities, adjusted for exceptionals Net cash used in investing activities, excl. inflow/(outflow) from deposits1 Net cash from operating activities Exceptional payments, mainly related to SEC/DOJ/OM agreements and performance transformation Underlying net cash from operating activities, adjusted for exceptionals Net cash used in investing activities, exlc. inflow/(outflow) from deposits1 Net cash flow from continued operations before financing activities 1 excludes outflow from deposits of USD 288 million for 9M 2015 and inflows from deposits of USD 59 million for 9M 2016 Underlying net cash flow before financing activities Underlying net cash flow before financing activities

# Russia: challenging environment, increasing competition

LCCY BILLION, UNLESS STATED OTHERWISE

**Service revenue**

-1.1 % YoY
11.3
10.1
11.0
58.3
54.7
57.9
3Q15
2Q16
3Q16
Mobile
Fixed-line

**Mobile customers**
(million)

-1.5% YoY
59.0
58.1
3Q15
3Q16

**EBITDA and EBITDA margin**

-6.2% YoY
-4.8% YoY (underlying)1
28.5
27.3
26.7
39.3%
40.9%
37.5%
3Q15
2Q16
3Q16

**Capex excl. licenses and LTM capex/revenue**

-23.6% YoY
12.4
9.4
17.5%
15.6%
3Q15
3Q16

17

© VimpelCom Ltd 2016

VimpelCom

Mobile customers (million) Russia: challenging environment, increasing competition LCCY BILLION, UNLESS STATED OTHERWISE Mobile Fixed-line -1.1 % YoY -1.5% YoY -6.2% YoY -4.8% YoY (underlying)1 -23.6% YoY 1 Q3 2016 EBITDA negatively impacted by one-offs of transformation costs of RUB 379 million EBITDA and EBITDA margin Capex excl. licenses and LTM capex/revenue Service revenue Senior international management team with experienced CEO and CFO in place Total service revenue decreased due to challenging environment in mobile and fixed Mobile data revenue grew 21% YoY Underlying EBITDA decreased 4.8% and margin decreased YoY by 1.3p.p. to 38.1%, due to increased interconnect costs NPS relative ranking continuing to improve, reaching #1 position among main 3 operators Capex decreased mainly driven by phasing and capital efficiency LTM Q3 2016 OCF margin of 22%

# Pakistan: continued double digit growth, integration on track

PKR BILLION, UNLESS STATED OTHERWISE

## Mobile service revenue

+47.5% YoY
+16.2% YoY organic
8.8
24.5
8.4
28.1
36.1
7.7
28.4
3Q15
2Q16
3Q16

## Mobile customers

(million)

+45.1% YoY
+15.5% YoY organic
10.3
35.2
51.0
10.4
40.6
3Q15
3Q16

## EBITDA and EBITDA margin

+44.8% YoY
+24.5% YoY organic
1.9
10.6
41.0%
1.6
12.0
40.2%
15.4
2.2
13.2
40.0%
3Q15
2Q16
3Q16

## Capex excl. licenses and LTM capex/revenue

+13.9% YoY
+7.1% YoY organic
1.5
6.7
25.7%
7.6
0.5
7.1
15.9%
3Q15
3Q16

18

© VimpelCom Ltd 2016

VimpelCom

PKR BILLION, UNLESS STATED OTHERWISE +47.5% YoY +16.2% YoY organic +45.1% YoY +15.5% YoY organic +44.8% YoY +24.5% YoY organic +13.9% YoY +7.1% YoY organic EBITDA and EBITDA margin Capex excl. licenses and LTM capex/revenue Mobile service revenue Mobile customers (million) Warid contribution, pro-forma for Q3 2015 and Q2 2016, including intercompany transactions with Mobilink Organic YoY change represents standalone performance of Mobilink 1Q3 2016 EBITDA negatively impacted by one-offs of transformation/integration costs of PKR 770 million; Q3 2015 EBITDA positively impacted by one-offs of PKR 666 million 8.8 8.4 7.7 36.1 51.0 1.9 1.6 2.2 13.2 1.5 0.5 7.1 Pakistan: continued double digit growth, integration on track Mobilink and Warid integration is well on track: Merger petition filed with Islamabad High Court early October, legal merger expected in Q1 2017 On-net products between Mobilink and Warid launched Cross 3G and 4G/LTE network offering and distribution consolidation well on track First synergies of ~PKR 500 million (~USD 5 million) already realized from site sharing and marketing costs optimization Double digit revenue growth, supported by all revenue streams, resulting in revenue market share gain Mobile data revenue organic growth of 71% YoY; MFS revenue growth of 42% YoY Underlying EBITDA margin1 of merged entity, excluding integration costs of 42%, LTM Q3 2016 OCF margin of 27%

# Algeria: continued pressure on results

DZD BILLION, UNLESS STATED OTHERWISE

**Mobile service revenue**

-12.7% YoY
33.1
27.2
28.9
3Q15
2Q16
3Q16

**Mobile customers**
(million)

-5.8% YoY
16.9
15.9
3Q15
3Q16

**EBITDA and EBITDA margin**

-18.9% YoY
-11.1% YoY (Underlying)1
18.3
14.0
14.9
54.8%
51.1%
51.3%
3Q15
2Q16
3Q16

**Capex excl. licenses and LTM capex/revenue**

+28.3% YoY
3.4
4.3
14.8%
16.3%
3Q15
3Q16

19

© VimpelCom Ltd 2016

VimpelCom

DZD BILLION, UNLESS STATED OTHERWISE -12.7% YoY -5.8% YoY -18.9% YoY -11.1% YoY (Underlying)1 +28.3% YoY EBITDA and EBITDA margin Capex excl. licenses and LTM capex/revenue Mobile customers (million) Mobile service revenue 1 Q3 2016 EBITDA negatively impacted by one-offs of transformation costs of DZD 1.4 billion 2 Regions or provinces Algeria: continued pressure on results Regulatory environment continuous to improve: Djezzy’s Significant Market Player status lifted Commercial overhaul, actions taken: 4G/LTE launch with objective to operate the leading network in the country (expected coverage of 20 wilayas2 by YE2016) to win back high-value customers Data-centric pricing with simple offers launched in late October Service revenue continued to decrease YoY due to sub-optimal commercial decisions taken in early 2016 Continued strong data revenue growth of 73% YoY EBITDA margin continued to be above 50%, as a result of Performance Transformation program, LTM Q3 2016 OCF margin of 39% Gross dividends of USD 128 million, 48% of FY2015 net income, distributed in Q3 2016

# Bangladesh: continued strong EBITDA margin

BDT BILLION, UNLESS STATED OTHERWISE

**Service revenue**

+2.0% YoY
11.8
11.9
12.0
3Q15
2Q16
3Q16

**Mobile customers**
(million)

-10.4% YoY
32.3
29.0
3Q15
3Q16

**EBITDA and EBITDA margin**

+7.1% YoY
5.3
5.4
5.7
44.7%
43.7%
46.7%
3Q15
2Q16
3Q16

**Capex excl. licenses and LTM capex/revenue**

-54.4%
3.8
1.7
25.3%
18.3%
3Q15
3Q16

© VimpelCom Ltd 2016

20

Bangladesh: continued strong EBITDA margin BDT BILLION, UNLESS STATED OTHERWISE +2.0% YoY -10.4% YoY +7.1% YoY -54.4% EBITDA and EBITDA margin Capex excl. licenses and LTM capex/revenue Mobile customers (million) Service revenue Service revenue increased 2% YoY notwithstanding: Aggressive price competition Additional supplementary duties introduced in H1 2016 Customers disconnections and market slowdown due to SIM re-verification Gap in 3G network coverage versus market leader Sustained strong growth in date revenue of 45% YoY Excluding the SIM re-verification impact of 3.8 million SIM blocking, the customer base in 3Q16 would have increased by 1% YoY Strong EBITDA margin of 47%, benefiting from revenue increase and Performance Transformation 3G coverage reached 54% of population; Banglalink continues to expand the network coverage LTM Q3 2016 OCF margin of 29% 1 Q3 2015 EBITDA negatively impacted by one-offs of SIM tax provision of BDT 156 million

# Ukraine: strong results

UAH BILLION, UNLESS STATED OTHERWISE

**Service revenue**

+9.1% YoY
0.2
0.3
0.3
3.3
3.4
3.7
3Q15
2Q16
3Q16
Mobile
Fixed-line

**Mobile customers**
(million)

+2.0% YoY
25.7
26.3
3Q15
3Q16

**EBITDA and EBITDA margin**

+18.3% YoY
1.8
2.0
2.2
51.0%
54.9%
55.3%
3Q15
2Q16
3Q16

**Capex excl. licenses and LTM capex/revenue**

+10.6% YoY
0.8
0.9
24.8%
18.6%
3Q15
3Q16

© VimpelCom Ltd 2016

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21

Ukraine: strong results UAH BILLION, UNLESS STATED OTHERWISE Mobile Fixed-line +9.1% YoY +2.0% YoY +18.3% YoY +10.6% YoY EBITDA and EBITDA margin Capex excl. licenses and LTM capex/revenue Mobile customers (million) Service revenue Clear market leader with > 45% market share Customer base growing YoY, for the first time since Q2 2015 Service revenue increased 9% YoY, driven by successful commercial activities Mobile data revenue grew 62% YoY as a result of continued 3G roll-out Kyivstar 3G coverage reached 52% of population, from 35% at year-end 2015 Strong EBITDA margin at 55%, mainly driven by revenue growth and lower interconnect costs due to MTR reductions LTM Q3 2016 OCF margin of 34% Re-instated regular dividend payments to HQ

# Uzbekistan: solid growth in service revenue

UZS BILLION, UNLESS STATED OTHERWISE

**Service revenue**

+5.1% YoY
478.0
478.5
502.1
474.6
475.2
498.8
3Q15
2Q16
3Q16
Mobile
Fixed-line

**Mobile customers**
(million)

-6.3% YoY
10.2
9.6
3Q15
3Q16

**EBITDA and EBITDA margin**

+12.5% YoY
-3.8% YoY (underlying)1
255.0
273.1
286.8
53.1%
57.1%
57.1%
3Q15
2Q16
3Q16

**Capex excl. licenses and LTM capex/revenue**

+28.8% YoY
86.9
112
8.8%
15.3%
3Q15
3Q16

22

© VimpelCom Ltd 2016

VimpelCom

Uzbekistan: solid growth in service revenue UZS BILLION, UNLESS STATED OTHERWISE Mobile Fixed-line +5.1% YoY -6.3% YoY +12.5% YoY -3.8% YoY (underlying)1 EBITDA and EBITDA margin Capex excl. licenses and LTM capex/revenue Mobile customers (million) Service revenue +28.8% YoY 1 Q3 2015 EBITDA negatively impacted by one-offs of UZS 42.4 billion related to a court case Mobile service revenue grew 5% YoY, despite decrease in customer base due to increased competition Mobile data revenue grew 7% YoY Clear leader in NPS Underlying EBITDA decreased 3.8%. The decrease was mainly due to the increased customer tax, impacting EBITDA margin negatively by 4.3p.p. YoY High LTM Q3 2016 OCF margin of 45% Structural approach to start cash upstreaming

# Italy: mobile service revenue back to growth

EUR MILLION, UNLESS STATED OTHERWISE

**Service revenue**

+0.9% YoY
272
752
264
714
269
765
3Q15
2Q16
3Q16
Mobile
Fixed-line

**Mobile customers**
(million)

-3.1% YoY
21.3
20.7
3Q15
3Q16

**EBITDA and EBITDA margin**

+10.9 % YoY
427
399
473
39.1%
36.6%
40.8%
3Q15
2Q16
3Q16

**Capex excl. licenses and LTM capex/revenue**

-11.4% YoY
170
151
18.0%
17.0%
3Q15
3Q16

23

VimpelCom

© VimpelCom Ltd 2016

Italy: mobile service revenue back to growth EUR MILLION, UNLESS STATED OTHERWISE Mobile Fixed-line +0.9% YoY -3.1% YoY +10.9 % YoY -11.4% YoY EBITDA and EBITDA margin Capex excl. licenses and LTM capex/revenue Mobile customers (million) Service revenue Mobile service revenue back to YoY growth of 1.8% after 20 quarters of decline, supported by market improvement Strong double digit growth in mobile data revenue of 18.4% YoY Mobile ARPU increase of 4.4% YoY Signs of recovery in the fixed segment: Service revenue decrease of 1.3% YoY only Fixed broadband customer base growth of 3.0% YoY EBITDA YoY double digit growth (11% to EUR 473 mln) and highest EBITDA margin of 40.8% since 20111 Operating cash flow2 in Q3 2016 at EUR 322 million (+25% YoY) with OCF/total revenue margin growing by 4.2 p.p. to 27.8% 4G/LTE population coverage at 68% Leading in NPS Equity accounting of Italy JV will start after completion 1 For the historical calculation of EBITDA margin, Q3 2014 and Q4 2014 EBITDA margin have been normalized for the impact of approximately EUR 50 million related to settlements accounted in Q3 2014 but commercially related to Q4 2014 2 EBITDA – capex (excluding licenses)

FY 2016 guidance confirmed - at lower end of range for service revenue, underlying EBITDA margin and capex/revenue Service Revenue1 EBITDA underlying margin1 Capex / revenue1 Leverage2 1 All targets, except leverage are calculated at constant currency. Targets for 2016 assume no major regulatory changes, no change to the asset portfolio and no major macro-economic changes; targets are also adjusted for Italy classified as asset held for sale; EBITDA margin excludes exceptional items such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions and related accounting and other one-off charges and transformation costs 2 Leverage target 2016 on assumed FOREX for 2016 (all currencies, e.g. ruble/US dollar of 70). Leverage target 2016 assumes closing of Italy JV and Pakistan transaction 9M 2016 Targets FY 2016 +0.8% YoY Organic +0.1 pp YoY (41.0%) LTM: 16.8% (9M16: 12.9%) 1.9x Flat to low single digit growth YoY Flat to +1 p.p. YoY 17-18% ~2x OCF margin1 (EBITDA-capex, excl. licenses)/revenue Flat to +2 p.p. YoY +2.0 pp YoY (28.1%)

# Paving the way to a meaningful dividend policy

© VimpelCom Ltd 2016

**Conditions to introduce new dividend policy**

1. Completion of Italy transaction in Q4 2016
2. Group cash flow improvements
3. Macro stability (e.g. currencies[1])

25

VimpelCom

1 VimpelCom currency weightings calculated from the sum of the individual countries’ relative contribution to total countries revenue (= total Group revenue - eliminations - HQ) Allowing the VimpelCom Board to consider adoption of a meaningful dividend policy for its shareholders no later than early 2017 Completion of Italy transaction in Q4 2016 Macro stability (e.g. currencies1) Group cash flow improvements 1 3 2 Conditions to introduce new dividend policy Paving the way to a meaningful dividend policy

Appendix

# Group debt maturity schedule

As at 30 September 2016, in USD billion

## Group debt maturity schedule

Russia
GTH
HQ
0.4
2.8
1.7
1.3
0.8
0.7
1.3
1.8
2016
2017
2018
2019
2020
2021
2022
>2022

## Group debt maturity schedule by currency[1]

| | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | >2022 | |
|---|---|---|---|---|---|---|---|---|---|
| **USD** | 0.1 | 1.5 | 0.7 | 1.1 | 0.8 | 0.7 | 1.3 | 1.8 | **72%** |
| **RUB** | 0.2 | 1.0 | 0.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | **20%** |
| **Other** | 0.2 | 0.2 | 0.2 | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | **8%** |

[1] *After effect of cross currency swaps*

27

© VimpelCom Ltd 2016

VimpelCom

Group debt maturity schedule As at 30 September 2016, in USD billion Group debt maturity schedule 1 After effect of cross currency swaps Group debt maturity schedule by currency1 2016 2017 2018 2019 2020 2021 2022 >2022 USD RUB Other 0.1 0.2 0.2 1.5 1.0 0.2 0.7 0.8 0.2 1.1 0.0 0.2 0.8 0.0 0.0 0.7 0.0 0.0 1.3 0.0 0.0 1.8 0.0 0.0 72% 20% 8%

  Debt by entity As at 30 September 2016, USD million Outstanding debt Type of debt/lender Entity Bonds Loans Vendor Financing Other Total VimpelCom Holdings B.V. 3,373 3,373 VimpelCom Amsterdam B.V. 1,000 648 1,648 PJSC VimpelCom 1,784 1,163 82 53 3,082 GTH Finance B.V. 1,200 1,200 Pakistan Mobile Communications Ltd. 67 302 370 Warid Telecom Ltd. 360 360 Banglalink Digital Communications Ltd. 300 6 306 Omnium Telecom Algeria S.p.A. 456 456 Others 8 1 9 Total 6,724 3,288 739 54 10,804

# Liquidity analysis

As at 30 September 2016

## Group Cash breakdown by currency (USD 4.0bn)

49%
51%
USD
Others

## Unused RCF headroom:

## Unused VF/CF headroom:

© VimpelCom Ltd 2016

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VimpelCom

Liquidity analysis Group Cash breakdown by currency (USD 4.0bn) Unused RCF headroom: VimpelCom - syndicate USD 1.8 billion PJSC VimpelCom - Sberbank RUB 15 billion (USD 0.2 billion) Unused VF/CF headroom: VimpelCom - CDB RMB 0.7 billion (USD 0.1 billion) Algeria - syndicate DZD 32 billion (USD 0.3 billion) Pakistan - syndicate PKR 11 billion (USD 0.1 billion) As at 30 September 2016

# Rates of functional currencies to USD

| | Average rates | | | | Average rates | | | Closing rates | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 3Q16 | 3Q15 | YoY | FY16 Targets | 9M16 | 9M15 | YoY | 3Q16 | 2Q16 | QoQ |
| Russian Ruble | 64.62 | 62.98 | 2.6% | 70.00 | 68.37 | 59.28 | 15.3% | 63.16 | 64.26 | -1.7% |
| Euro | 0.90 | 0.90 | -0.4% | 0.88 | 0.90 | 0.90 | -0.2% | 0.89 | 0.90 | -1.1% |
| Algerian Dinar | 109.77 | 102.93 | 6.6% | 100.00 | 109.05 | 98.19 | 11.1% | 109.62 | 110.31 | -0.6% |
| Pakistan Rupee | 104.67 | 102.85 | 1.8% | 105.00 | 104.70 | 102.03 | 2.6% | 104.46 | 104.75 | -0.3% |
| Bangladeshi Taka | 78.32 | 77.78 | 0.7% | 79.00 | 78.38 | 77.80 | 0.7% | 78.38 | 78.33 | 0.1% |
| Ukrainian Hryvnia | 25.38 | 21.72 | 16.8% | 25.00 | 25.43 | 21.49 | 18.4% | 25.91 | 24.85 | 4.3% |
| Kazakhstani Tenge | 341.34 | 216.92 | 57.4% | 350.00 | 344.00 | 195.90 | 75.6% | 334.93 | 338.87 | -1.2% |
| Uzbekistan Som | 2,976.81 | 2,586.5 | 15.1% | 2840.00 | 2,910.7 | 2,520.4 | 15.5% | 3,010.20 | 2,943.5 | 2.3% |
| Armenian Dram | 475.38 | 479.30 | -0.8% | 480.00 | 480.99 | 477.59 | 0.7% | 474.46 | 476.68 | -0.5% |
| Kyrgystani Som | 68.22 | 64.20 | 6.3% | 70.00 | 70.26 | 61.86 | 13.6% | 67.93 | 67.49 | 0.7% |
| Georgian Lari | 2.32 | 2.32 | -0.1% | 2.25 | 2.32 | 2.23 | 4.3% | 2.33 | 2.34 | -0.5% |

*Note: functional currency in Tajikistan is USD*

© VimpelCom Ltd 2016

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VimpelCom

Rates of functional currencies to USD Note: functional currency in Tajikistan is USD Average rates Average rates Closing rates 3Q16 3Q15 YoY FY16 Targets 9M16 9M15 YoY 3Q16 2Q16 QoQ Russian Ruble 64.624499999999998 62.978400000000001 2.6% 70 68.366699999999994 59.277700000000003 0.15332916088174797 63.158099999999997 64.257499999999993 -1.7% Euro 0.89590000000000003 0.89910000000000001 -0.4% 0.88 0.89580000000000004 0.8972 -0.2% 0.8901 0.90039999999999998 -1.1% Algerian Dinar 109.771 102.9344 6.6% 100 109.0485 98.188599999999994 0.11060245283057311 109.617 110.3139 -0.6% Pakistan Rupee 104.6713 102.8501 1.8% 105 104.6956 102.0341 2.6% 104.455 104.75 -0.3% Bangladeshi Taka 78.321600000000004 77.775599999999997 .7% 79 78.382999999999996 77.804299999999998 ..7% 78.375 78.325000000000003 63836578359396305.6% Ukrainian Hryvnia 25.376000000000001 21.721900000000002 0.16822193270386104 25 25.430299999999999 21.485199999999999 0.18361942174147786 25.911899999999999 24.854399999999998 4.3% Kazakhstani Tenge 341.3383 216.91630000000001 0.57359451548823204 350 344.00240000000002 195.90369999999999 0.7559770438230623 334.93 338.87 -1.2% Uzbekistan Som 2,976.8099000000002 2,586.4960999999998 0.15090446105834082 2840 2,910.6826000000001 2,520.4038 0.1548477271776848 3,010.2 2,943.46 2.3% Armenian Dram 475.375 479.30470000000003 -0.8% 480 480.98880000000003 477.58620000000002 .7% 474.46 476.68 -0.5% Kyrgystani Som 68.219499999999996 64.202200000000005 6.3% 70 70.261600000000001 61.8598 0.13582003174921356 67.934600000000003 67.486000000000004 .7% Georgian Lari 2.3224 2.3241000000000001 .1% 2.25 2.3233999999999999 2.2271000000000001 4.3% 2.3296999999999999 2.3422999999999998 -0.5%

Further information Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 79 77 234 E: ir@vimpelcom.com Visit our website www.vimpelcom.com

Q3 2016 FACT BOOK

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.

Consolidated

Customers

EBITDA reconciliation

Russia

Algeria

Pakistan

Bangladesh

Ukraine

Uzbekistan

Italy

Laos

Average and closing rates of functional currencies to USD1

		Average rates			Average rates			Closing rates
		3Q16	3Q15	YoY	YTD16	YTD15	YoY	3Q16	2Q16	QoQ
Russian Ruble	RUB	64.62	62.98	2.6%	68.37	59.28	15.3%	63.16	64.26	-1.7%
Euro	EUR	0.90	0.90	-0.4%	0.90	0.90	-0.2%	0.89	0.90	-1.1%
Algerian Dinar	DZD	109.77	102.93	6.6%	109.05	98.19	11.1%	109.62	110.31	-0.6%
Pakistan Rupee	PKR	104.67	102.85	1.8%	104.70	102.03	2.6%	104.46	104.75	-0.3%
Bangladeshi Taka	BDT	78.32	77.78	0.7%	78.38	77.80	0.7%	78.38	78.33	0.1%
Ukrainian Hryvnia	UAH	25.38	21.72	16.8%	25.43	21.49	18.4%	25.91	24.85	4.3%
Kazakh Tenge	KZT	341	217	57.4%	344	196	75.6%	335	339	-1.2%
Uzbekistan Som	UZS	2,977	2,586	15.1%	2,911	2,520	15.5%	3,010	2,943	2.3%
Armenian Dram	AMD	475.38	479.30	-0.8%	480.99	477.59	0.7%	474.46	476.68	-0.5%
Kyrgyz Som	KGS	68.22	64.20	6.3%	70.26	61.86	13.6%	67.93	67.49	0.7%
Georgian Lari	GEL	2.32	2.32	-0.1%	2.32	2.23	4.3%	2.33	2.34	-0.5%

*Notes:

1)	Functional currency in Tajikistan is USD

VimpelCom Ltd. with Italy classified as held for sale from 3Q15

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q15 Pro Forma	2Q15 Pro Forma	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	2,312	2,570	2,442	2,301	2,023	2,156	2,372	13,517	9,625
Service revenue	2,260	2,515	2,364	2,193	1,953	2,089	2,287	13,231	9,332
EBITDA	938	1,069	58	811	758	795	896	5,560	2,875
EBITDA margin (%)	40.6%	41.6%	41.7%	35.2%	37.5%	36.9%	37.8%	41.1%	29.9%
EBIT	308	530	(480)	166	304	283	406	1,873	524
Profit/(Loss) before tax	(8)	329	(834)	(82)	154	96	186	375	(595)
Net income/(loss)	184	108	(1,005)	58	188	138	445	(647)	(655)
Capital expenditures (CAPEX)	263	590	459	694	195	348	425	3,434	2,006
CAPEX excluding licenses	210	462	448	634	151	306	382	2,833	1,753
CAPEX excluding licenses / revenue	9%	18%	18%	28%	7%	14%	16%	21%	18%
Operating cash flow (EBITDA-CAPEX excluding licenses)	727	607	570	177	607	489	514	2,727	1,122
OCF margin (%)	31%	24%	23%	8%	30%	23%	22%	20%	12%

VimpelCom Ltd. before Italy was classified as held for sale

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q15	2Q15	FY12	FY13*	FY14
Total operating revenue	3,515	3,759	23,061	22,546	19,627
Service revenue	3,358	3,610	22,122	21,531	18,725
EBITDA	1,396	1,511	9,768	8,260	7,970
EBITDA margin (%)	39.7%	40.2%	42.4%	36.6%	40.6%
EBIT	879	646	4,171	346	2,586
Profit/(Loss) before tax	444	188	2,282	(2,024)	(181)
Net income/(loss)	184	108	1,539	(2,625)	(691)
Capital expenditures (CAPEX)	460	804	4,120	4,306	4,256
CAPEX excluding licenses	407	675	4,120	3,998	3,908
CAPEX excluding licenses / revenue	12%	18%	18%	18%	20%
Operating cash flow (EBITDA-CAPEX excluding licenses)	989	836	5,648	4,262	4,062
OCF margin (%)	28%	22%	24%	19%	21%

*Notes:

(1)	As a result of the succesful resolution in Algeria, adjustments to the following items were made:
(a)	4Q13 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 1.3 bln to reflect BofA claim
(b)	4Q14 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 50 mln to reflect Cevital settlement
(2)	4Q13 EBITDA and CAPEX were affected by USD 72 mln as a result of fixed assets write off and accounted as operating expenses in Uzbekistan
(3)	The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 million
(4)	The customer numbers for 2012, 2013 and 2014 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition
(5)	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone.

VimpelCom Ltd.

(in millions)

Mobile Customers	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY12	FY13	FY14	FY15
Russia	55.7	57.2	59.0	59.8	57.6	57.4	58.1	56.1	56.5	57.2	59.8
Algeria	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.7	17.6	17.7	17.0
Pakistan	38.2	33.4	35.2	36.2	38.1	39.1	51.0	36.1	37.6	38.5	36.2
Bangladesh	31.8	32.0	32.3	32.3	31.6	31.1	29.0	25.9	28.8	30.8	32.3
Ukraine	26.1	26.1	25.7	25.4	25.3	25.4	26.3	25.1	25.8	26.2	25.4
Kazakhstan	9.6	9.7	9.8	9.5	9.2	9.4	9.4	8.6	9.2	9.8	9.5
Uzbekistan	10.4	10.3	10.2	9.9	9.5	9.3	9.6	10.2	10.5	10.6	9.9
Other	6.1	6.1	6.1	6.0	5.8	5.8	6.1	5.4	5.7	6.1	6.0
Armenia	0.8	0.8	0.8	0.8	0.8	0.9	0.9	0.8	0.7	0.8	0.8
Tajikistan	1.3	1.2	1.2	1.2	1.2	1.1	1.1	1.1	1.3	1.3	1.2
Georgia	1.3	1.3	1.4	1.3	1.2	1.2	1.3	1.0	1.1	1.3	1.3
Kyrgystan	2.7	2.8	2.7	2.7	2.6	2.6	2.8	2.5	2.7	2.7	2.7
Laos	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.3	0.2	0.2
Total without Italy*	195.1	192.0	195.5	196.3	194.0	194.1	205.5	184.4	192.1	197.1	196.3
Italy	21.4	21.4	21.3	21.1	20.9	20.9	20.7	21.7	22.3	21.6	21.1
Total on combined basis	216.5	213.4	216.8	217.4	215.0	214.9	226.2	206.0	214.3	218.7	217.4

Fixed line Customers	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY15
Russia	2.3	2.2	2.2	2.2	2.2	2.0	1.8	—
Algeria	—	—	—	—	—	—	—	—
Pakistan	—	—	—	—	—	—	—	—
Bangladesh	—	—	—	—	—	—	—	0.8
Ukraine	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.2
Kazakhstan	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.0
Uzbekistan	0.0	0.0	0.0	0.0	—	—	—	0.2
Other	0.2	0.2	0.2	0.1	0.1	0.1	0.1	2.2
Laos	—	—	—	—	0.0	0.0	0.0	—
Total without Italy**	3.5	3.4	3.4	3.4	3.4	3.2	3.0	3.4
Italy	2.2	2.2	2.2	2.3	2.3	2.3	2.3	—
Total on combined basis	5.7	5.6	5.6	5.7	5.7	5.5	5.4	3.4

*	Starting from 3Q15 Italian business is classified as held for sale

VimpelCom Ltd.

EBITDA Underlying Reconciliation

	(USD mln)								( LCCY mln)
	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY15	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY15
Russia
EBITDA Reported	421	524	455	424	328	414	413	1,824	26,130	27,536	28,466	28,012	24,410	27,269	26,710	110,145
Site capitalization				(30)				(30)				(2,152)				(2,152)
A/R inventory and provision				2				2				132				132
PT Costs					1	3	6	—					53	177	379	—
EBITDA Underlying	421	524	455	396	328	417	419	1,796	26,130	27,536	28,466	25,992	24,463	27,446	27,090	108,125
Algeria
EBITDA reported	169	175	178	162	158	128	135	684	15,723	17,199	18,330	17,300	17,060	14,019	14,868	68,552
PT Costs				6		0	13	6				677		10	1,432	677
A/R and inventory provision				6				6				593				593
EBITDA Underlying	169	175	178	174	158	128	148	696	15,723	17,199	18,330	18,570	17,060	14,029	16,300	69,822
Pakistan
EBITDA reported	96	106	103	104	116	115	147	409	9,725	10,828	10,620	10,900	12,166	12,000	15,387	42,072
SIM re-verification costs	8	6						14	766	611						1,377
PT Costs				2	3	15	7	2				188	339	1,532	770	188
Other		(9)	(7)					(16)		(916)	(666)					(1,582)
EBITDA Underlying	103	103	97	106	119	129	154	409	10,491	10,522	9,954	11,088	12,505	13,532	16,156	42,055
Bangladesh
EBITDA Reported	60	63	69	51	70	69	73	243	4,635	4,930	5,339	4,000	5,500	5,386	5,721	18,905
PT Costs				4	4	2		4				333	351	131		333
Sim verification						4		—						333		—
SIM tax provision			2	12				14			156	923				1,079
A/R and inventory provision				7				7				526				526
EBITDA Underlying	60	63	71	74	75	75	73	268	4,635	4,930	5,495	5,782	5,850	5,849	5,721	20,842
Ukraine
EBITDA Reported	63	70	84	75	71	80	86	292	1,278	1,512	1,835	1,706	1,822	2,027	2,170	6,331
PT Costs					0	0		—					1	1		—
Reversal of tax provisions					(1)			—					(22)			—
EBITDA Underlying	63	70	84	75	70	80	86	292	1,278	1,512	1,835	1,706	1,801	2,027	2,170	6,331
Uzbekistan
EBITDA reported	105	113	99	121	100	94	96	437	256,637	284,201	255,021	328,000	284,934	273,119	286,793	1,123,860
Legal provision			16					16			43,066					43,066
Return of litigation losses					(2)			—					(5,159)			—
Return of bad debt losses					(1)			—					(3,948)			—
EBITDA Underlying	105	113	115	121	97	94	96	453	256,637	284,201	298,087	328,000	275,827	273,119	286,793	1,166,926
Other
EBITDA reported	127	138	132	93	71	42	87	490
Other	—	—	5	1	1	38	(5)	6
EBITDA Underlying	127	138	137	94	72	81	82	496

Kyrgyzstan
EBITDA reported	21	24	26	21	17	(8)	16	92	1,253	1,445	1,647	1,534	1,279	(550)	1,113	5,879
VAT claim provision						27		—						1,846		—
PT Costs						0		—						0		—
EBITDA Underlying	21	24	26	21	17	19	16	92	1,253	1,445	1,647	1,534	1,279	1,297	1,113	5,879
Armenia
EBITDA reported	9	11	12	7	8	9	10	39	4,415	5,388	5,870	3,223	3,942	4,275	4,901	18,896
PT Costs						0		—						34		—
EBITDA Underlying	9	11	12	7	8	9	10	39	4,415	5,388	5,870	3,223	3,942	4,275	4,901	18,896
Tajikistan
EBITDA reported	14	18	25	17	12	3	10	74	14	18	25	17	12	3	10	74
one-off related to tax court case						6		—						6
EBITDA Underlying	14	18	25	17	12	9	10	74	14	18	25	17	12	9	10	74
Georgia
EBITDA reported	2	3	3	2	2	3	3	10	4	7	7	4	5	6	7	22
HR					0			—					0
EBITDA Underlying	2	3	3	2	2	3	3	10	4	7	7	4	5	6	7	22
Kazakhstan
EBITDA reported	81	82	66	46	31	36	47	275	14,981	15,265	14,108	13,714	11,126	12,020	16,110	58,068
PT Costs				1	1	0		1				213	324	63		213
Court case and tax provision						5	(5)	—						1,707	(1,707)	—
Other			5					5			1,012					1,012
EBITDA Underlying	81	82	71	47	32	41	42	281	14,981	15,265	15,120	13,927	11,451	13,789	14,403	59,293
HQ
Uzbekistan Provision			900	11				911
PT Costs			44	65	35	54	45	109
Other								—
VIP Group Reported	938	1,069	58	811	758	795	896	2,875
One-offs	8	(3)	960	86	40	116	66	1,051
VIP Group Underlying	945	1,066	1,018	897	799	911	962	3,926

Russia

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	1,893	1,964	2,021	1,580	1,067	1,292	1,154	1,089	890	1,013	1,101	7,459	4,602
EBITDA	760	813	827	580	421	524	455	424	328	414	413	2,980	1,824
EBITDA margin (%)	40.1%	41.4%	40.9%	36.6%	39.4%	40.5%	39.3%	38.9%	36.8%	40.9%	37.5%	40.0%	39.2%
Capital expenditures (CAPEX)	325	392	419	423	84	216	202	403	48	115	149	1,559	906
CAPEX excluding licenses	315	378	405	416	80	212	198	343	43	109	146	1,514	833
Operating cash flow (EBITDA-CAPEX excluding licenses)	445	435	422	164	341	312	257	81	284	305	267	1,466	991
OCF margin (%)	23%	22%	21%	10%	32%	24%	22%	7%	32%	30%	24%	20%	22%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenues	1,540	1,604	1,651	1,275	870	1,078	973	915	744	858	931	6,070	3,836
Service Revenue (Mobile)	1,500	1,569	1,600	1,208	839	1,043	930	859	707	831	896	5,877	3,672
Data Revenue (Mobile)*	251	256	272	224	164	199	180	183	164	191	211	1,003	726
Customers (mln)	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.6	57.4	58.1	57.2	59.8
Mobile data customers (mln)*	n.a.	n.a.	n.a.	n.a.	29.7	30.8	33.3	34.3	32.5	33.6	35.8	n.a.	34.3
ARPU (USD)*	8.9	9.3	9.3	7.0	4.8	6.0	5.2	4.7	3.9	4.7	5.0	n.a.	n.a.
MOU, min	287	310	311	316	303	320	319	319	315	337	335	n.a.	n.a.
Churn 3 months active base (quarterly), %	17.1%	13.4%	14.5%	15.7%	15.8%	12.8%	13.4%	12.6%	16%	14%	14%	n.a.	n.a.
MBOU*	n.a.	n.a.	n.a.	n.a.	1,483	1,490	1,607	1,790	1,932	1,907	2,040	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	353	360	370	305	197	214	181	174	147	154	170	1,388	766
Service revenue	348	355	366	303	196	213	181	171	146	154	170	1,372	761
Broadband revenue	91	93	86	69	51	58	46	41	40	38	34	339	196
Broadband customers (mln)	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.2	2.0	1.8	2.3	2.2
Broadband ARPU (USD)	13.1	13.5	12.5	10.2	7.4	8.6	6.8	6.2	6.0	6.0	5.9	n.a.	n.a.
FTTB revenue	88	90	83	69	50	57	45	41	39	37	1	330	193
FTTB customers (mln)	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.2	2.0	1.8	2.3	2.2
FTTB ARPU (USD)	13.1	13.5	12.5	10.3	7.4	8.6	6.8	6.2	6.0	6.0	0.1	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	66,148	68,722	73,082	73,947	66,276	68,035	72,369	71,747	66,335	66,700	71,177	281,898	278,427
EBITDA	26,548	28,468	29,878	27,042	26,130	27,536	28,466	28,012	24,410	27,269	26,710	111,935	110,145
EBITDA margin (%)	40.1%	41.4%	40.9%	36.6%	39.4%	40.5%	39.3%	39.0%	36.8%	40.9%	37.5%	39.7%	39.6%
Capital expenditures (CAPEX)	11,486	13,706	15,147	20,970	5,425	11,396	12,645	27,308	3,551	7,556	9,652	61,309	56,775
CAPEX excluding licenses*	11,145	13,218	14,664	20,648	5,179	11,164	12,358	23,368	3,181	7,191	9,444	59,675	52,069
Operating cash flow (EBITDA-CAPEX excluding licenses)	15,403	15,250	15,214	6,394	20,951	16,372	16,108	4,644	21,229	20,078	17,266	52,261	58,076
OCF margin (%)	23%	22%	21%	9%	32%	24%	22%	6%	32%	30%	24%	21%	21%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenues	53,805	56,133	59,691	59,637	54,024	56,758	61,005	60,302	55,408	56,539	60,196	229,266	232,088
Service revenue	52,385	54,883	57,810	56,360	52,148	54,926	58,307	56,543	52,657	54,732	57,935	221,438	221,925
Data Revenue*	8,755	8,957	9,829	10,523	10,204	10,473	11,268	12,079	12,188	12,584	13,656	38,065	44,024
Customers (mln)	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.6	57.4	58.1	57.2	59.8
Mobile data customers (mln)*	n.a.	n.a.	n.a.	n.a.	29.7	30.8	33.3	34.3	32.5	33.6	35.8	n.a.	34
ARPU (RUB)*	310	326	336	325	300	316	325	309	291	307	321	n.a.	n.a.
MOU (min)	287	310	311	316	303	320	319	319	314.9	336.6	335.4	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	17%	13%	15%	16%	16%	13%	13%	13%	16%	14%	14%	n.a.	n.a.
MBOU*	n.a.	n.a.	n.a.	n.a.	1,483	1,490	1,607	1,790	1,932	1,907	2,040	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	12,343	12,589	13,391	14,309	12,252	11,278	11,364	11,445	10,926	10,161	10,981	52,632	46,339
Service revenue	12,175	12,444	13,228	14,217	12,200	11,235	11,327	11,279	10,862	10,123	10,955	52,064	46,041
Broadband revenue	3,187	3,251	3,103	3,230	3,168	3,060	2,869	2,886	2,811	2,471	2,175	12,771	11,983
Broadband customers (mln)	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.2	2.0	1.8	2.3	2.2
Broadband ARPU (RUB)	457	474	454	477	459	451	428	432	422	391	378	n.a.	n.a.
FTTB revenue	3,078	3,156	3,004	3,196	3,095	3,005	2,820	2,841	2,762	2,426	2,144	12,434	11,760
FTTB customers (mln)	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.2	2.0	1.8	2.3	2.2
FTTB ARPU (RUB)	457	473	454	477	459	451	428	432	423	391	378	n.a.	n.a.

*	Previous periods were restated due to alignment with the Group definition.

Algeria

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14**	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	429	437	429	396	323	328	325	299	279	251	264	1,690	1,273
Service revenue	428	434	422	393	320	326	321	292	276	248	263	1,678	1,259
EBITDA	247	238	225	198	169	175	178	162	158	128	135	907	684
EBITDA margin (%)	57.6%	54.5%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	53.5%	53.7%
Capital expenditures (CAPEX)	60	162	84	109	45	46	33	69	27	43	76	415	192
CAPEX excluding licenses	60	162	84	109	45	46	33	69	27	43	39	415	192
Data Revenue	2.6	2.4	9.1	7.8	8.0	11.5	13.1	13.3	16.2	15.7	19.3	21.8	46
Customers (mln)	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	15.9	17.7	17.0
ARPU (USD)	8.1	8.3	7.9	7.4	6.1	6.3	6.1	5.7	5.4	4.9	5.3	n.a.	n.a.
MOU (min) *	215	218	213	204	344	387	390	375	348	333	320	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	9.1%	9.0%	9.8%	9.4%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	208	273	255	288	295	304	345	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	187	76	141	116	124	129	145	93	131	85	96	520	491
OCF margin (%)	44%	17%	33%	29%	38%	39%	45%	31%	47%	34%	36%	31%	39%

(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	33.5	34.5	34.4	33.7	30.0	32.2	33.4	31.9	30.0	27.4	29	136.2	127.6
Service revenue	33.4	34.3	33.9	33.5	29.8	32.0	33.1	31.2	29.7	27.2	29	135.0	126.1
EBITDA	19.2	18.8	18.1	16.8	15.7	17.2	18.3	17.3	17.1	14.0	15	72.6	68.6
EBITDA margin (%)	57.4%	54.3%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	53.5%	53.7%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	2.9	4.7	8	n.a.	19.5
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	2.9	4.7	4	n.a.	19.5
Data Revenue	0.2	0.2	0.5	0.7	0.7	1.1	1.4	1.4	1.7	1.7	2.1	1.6	4.6
Customers (mln)	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	15.9	17.7	17.0
ARPU (DZD)	631	657	648	622	569	617	620	608	583	542	584.4	n.a.	n.a.
MOU (min) *	215	205	213	204	344	387	390	375	348	333	320	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	9.1%	9%	10%	9.4%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	208	273	255	288	295	304	345	n.a.	n.a.

*	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.

Pakistan

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16**	FY14	FY15
Total operating revenue	251	268	241	251	249	257	252	256	273	285	368	1,010	1,014
Service revenue	241	256	230	239	236	244	238	241	257	269	345	966	960
EBITDA	99	104	84	99	96	106	103	104	116	115	147	386	409
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	42.6%	40.2%	40.0%	38.2%	40.4%
Capital expenditures (CAPEX)	55	410	97	89	26	79	65	68	12	34	73	651	238
CAPEX excluding licenses	55	110	97	89	26	79	65	68	12	34	73	351	238
Data Revenue	9.8	12.2	12.5	14.2	18.7	20.6	21.6	24.8	32.7	31.0	43.8	48.7	86
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	38.1	39.1	51.0	38.5	36.2
ARPU (USD)	2.0	2.2	1.9	2.0	2.0	2.2	2.2	2.2	2.2	2.2	2.2	n.a.	n.a.
MOU (min) *	213	230	236	273	559	658	684	689	692	677	566	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	4.0%	5.0%	6.0%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	297	292	421	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	44	(6)	(13)	10	70	27	39	35	104	80	74	35	171
OCF margin (%)	18%	(2%)	(5%)	4%	28%	11%	15%	14%	38%	28%	20%	3%	17%

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16**	FY14	FY15
Total operating revenue	26.0	26.3	24.2	25.5	25.3	26.2	25.9	26.8	28.6	29.8	38.5	102.1	104
Service revenue	24.9	25.2	23.1	24.3	24.0	24.9	24.5	25.3	27.0	28.1	36.1	97.6	99
EBITDA	10.0	10.2	8.5	10.1	9.7	10.8	10.6	10.9	12.2	12.0	15.4	39.0	42
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	42.6%	40.2%	40.0%	38.2%	40.4%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	1.3	3.6	7.6	n.a.	25
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	1.3	3.6	7.6	n.a.	25
Data Revenue	1.0	1.2	1.3	1.4	1.9	2.1	2.2	2.6	3.4	3.2	4.6	4.9	9
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	38.1	39.1	51.0	38.5	36.2
ARPU (PKR)	216	214	195	204	203	225	230	228	234	233	233	n.a.	n.a.
MOU (min) *	213	230	236	273	559	658	684	689	692	677	566	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	4.0%	5.0%	6.0%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	297	292	421	n.a.	n.a.

*	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.
**	Starting from 3Q16 Warid’s financial results are being consolidated

Bangladesh

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	134	141	142	146	147	151	154	153	155	157	157	563	604
Service revenue	132	139	140	144	145	149	151	151	153	152	153	556	596
EBITDA	49	54	56	60	60	63	69	51	70	69	73	219	242
EBITDA margin (%)	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.1%	45.3%	43.7%	46.7%	38.9%	40.1%
Capital expenditures (CAPEX)	27	43	50	59	12	32	49	42	17	33	22	178	134
CAPEX excluding licenses	27	43	50	59	12	32	49	42	17	33	22	178	134
Data Revenue	4.4	5.0	6.3	7.5	8.6	9.3	11.5	12.2	13.6	14.9	16.6	23.2	42
Customers (mln)	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.8	32.3
ARPU (USD)	1.5	1.6	1.5	1.6	1.5	1.5	1.6	1.5	1.6	1.6	1.7	n.a.	n.a.
MOU (min) *	188	201	200	186	295.2	300.5	308.7	305.2	311.4	315.7	321.9	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	13.9%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	66	60	104	134	157	167	254	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	23	11	7	1	48	31	20	9	53	36	51	41	108
OCF margin (%)	17%	8%	5%	0%	32%	21%	13%	6%	34%	23%	33%	7%	18%

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	10.2	10.9	11.0	11.3	11.4	11.8	11.9	12.0	12.2	12.3	12.3	43.7	47.1
Service revenue	10.2	10.8	10.9	11.2	11.3	11.6	11.8	11.8	12.0	11.9	12.0	43.1	46.4
EBITDA	4.0	4.2	4.4	4.6	4.6	4.9	5.3	4.0	5.5	5.4	5.7	17.0	18.9
EBITDA margin (%)	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.1%	45.3%	43.7%	46.7%	38.9%	40.1%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	1.3	2.6	1.7	n.a.	10.5
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	1.3	2.6	1.7	n.a.	10.5
Data Revenue	0.30	0.39	0.49	0.58	0.67	0.73	0.89	0.96	1.07	1.16	1.30	1.76	3.3
Customers (mln)	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.8	32.3
ARPU (BDT)	117	121	120	122	119	120	121	121	124	126	132	n.a.	n.a.
MOU (min) *	188	201	200	186	295	300	309	305	311	316	322	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	13.9%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	66	60	104	134	157	167	254	n.a.	n.a.

*	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.

Ukraine

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	335	259	252	216	151	154	166	152	135	146	155	1,062	622
EBITDA	162	115	114	92	63	70	84	75	71	80	86	483	292
EBITDA margin (%)	48.6%	44.5%	45.4%	42.7%	41.3%	45.6%	51.0%	49.1%	52.5%	55.0%	55.4%	45.2%	47.0%
Capital expenditures (CAPEX)	35	30	35	37	45	178	38	38	10	30	34	137	298
CAPEX excluding licenses	35	30	35	37	32	54	36	38	9	29	33	137	160
Operating cash flow (EBITDA-CAPEX excluding licenses)	127	85	79	55	31	16	48	37	62	51	52	346	133
OCF margin (%)	38%	33%	31%	24%	20%	10%	29%	24%	45%	35%	34%	32%	21%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	305	236	232	200	140	143	155	141	125	136	144	973	578
Service revenue	305	235	231	199	139	142	154	140	125	135	144	970	576
Data Revenue	27.6	20.5	19.5	17.8	14.0	14.0	19.0	19.7	19.3	21.5	25.9	85	66
Customers (mln)*	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.2	25.4
ARPU (USD)	3.9	3.1	3.0	2.5	1.8	1.8	1.9	1.8	1.6	1.7	1.8	n.a.	n.a.
MOU (min)	498	506	517	524	536	530	537	562	572	559	544	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	30	24	20	16	11	11	11	11	10	10	10	90	45
Service revenue	29	24	20	16	11	11	11	11	10	10	10	89	45
Broadband revenue	13	10	9	8	6	6	6	6	6	6	6	40	24
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	1	1	1	0.8	0.8
Broadband ARPU (USD)	5.6	4.0	3.6	3.2	2.3	2.5	2.5	2.5	2.3	2.5	2.4	n.a.	n.a.

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	2,942	3,034	3,160	3,095	3,092	3,315	3,595	3,472	3,468	3,689	3,922	12,231	13,475
EBITDA	1,430	1,349	1,436	1,311	1,278	1,512	1,835	1,706	1,822	2,027	2,170	5,526	6,332
EBITDA margin (%)	48.6%	44.5%	45.5%	42.3%	41.3%	45.6%	51.0%	49.1%	52.5%	54.9%	55.3%	45.2%	47.0%
Capital expenditures (CAPEX)	305	354	445	554	1,033	3,999	833	875	264	745	868	1,658	6,740
CAPEX excluding licenses**	305	350	444	554	742	1,176	778	869	249	727	860	1,652	3,566
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,125	999	991	757	535	336	1,057	837	1,573	1,300	1,310	3,874	2,766
OCF margin (%)	38%	33%	31%	24%	17%	10%	29%	24%	45%	35%	33%	32%	21%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	2,682	2,754	2,906	2,870	2,859	3,077	3,357	3,215	3,209	3,427	3,661	11,212	12,508
Service revenue	2,677	2,750	2,899	2,863	2,851	3,069	3,348	3,206	3,199	3,399	3,652	11,190	12,475
Data Revenue	242.3	240.4	244.6	256.4	281.4	303.7	408.2	449.1	496	544	659	984	1,442
Customers (mln)*	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.2	25.4
ARPU (UAH)	34.6	35.7	37.0	36.1	36.0	38.7	42.2	41.3	41.6	43.7	46.2	n.a.	n.a.
MOU (min)	498	506	517	524	536	530	537	562	572.4	558.7	543.9	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	260	280	255	225	233	238	238	257	259	262	261	1,020	967
Service revenue	259	279	254	225	233	238	238	257	259	262	261	1,017	967
Broadband revenue	114	111	107	111	117	132	132	143	148	151	150	443	524
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Broadband ARPU (UAH)	49.1	47.1	44.6	45.5	47.7	53.4	54.2	59.0	60.6	61.9	61.8	n.a.	n.a.

*	The 2012 customer base has been adjusted for the alignment of the active customer base definition
**	Previous periods were restated due to alignment with the Group definition.

Uzbekistan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	163	179	190	186	167	175	186	183	165	164	169	718	711
EBITDA	105	115	127	115	105	113	99	121	100	94	96	461	437
EBITDA margin (%)	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.2%	65.9%	60.8%	57.1%	57.1%	64.2%	61.5%
Capital expenditures (CAPEX)	21	10	20	28	0	1	34	20	30	16	38	79	54
CAPEX excluding licenses	21	10	20	28	0	1	34	20	30	16	38	79	54
Operating cash flow (EBITDA-CAPEX excluding licenses)	84	104	106	87	105	111	65	101	71	78	59	381	383
OCF margin (%)	52%	58%	56%	47%	63%	64%	35%	55%	43%	47%	35%	53%	54%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	161	177	189	184	166	174	184	182	164	163	168	711	706
Service revenue	161	176	189	184	165	174	183	182	164	163	168	710	704
Data Revenue	30.4	31.3	34.9	35.7	34.3	33.8	34.2	33.7	31.8	32.3	31.8	132.3	136
Customers (mln)	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	9.6	10.6	9.9
Mobile data customers (mln)	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.4	4.3	4.5	5.5	4.7
ARPU (USD)	5.1	5.6	6.0	5.8	5.2	5.6	6.0	6.0	5.6	5.7	5.9	n.a.	n.a.
MOU (min) *	465	531	568	528	498	553	550	501	472	522	558	n.a.	n.a.
Churn 3 months active base (quarterly) (%) *	12%	12%	12%	12%	12%	11%	12%	12%	12%	12%	10%	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	2.0	2.0	2.0	2.0	1.4	1.4	1.3	1.3	1.2	1.1	1.1	8.0	5.4
Service revenue	1.8	2.0	2.0	2.0	1.4	1.3	1.3	1.2	1.2	1.1	1.1	7.8	5.3
Broadband revenue	0.7	0.7	0.7	0.6	0.6	0.5	0.5	0.5	0.0	0.0	0.0	2.7	2.1
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (USD)	21.0	19.0	14.0	16.9	16.7	16.8	15.4	14.0	0.0	0.0	0.0	n.a.	n.a

(in UZS billions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	363	409	446	445	409	442	480	497	469	479	502	1,662	1,829
EBITDA	234	262	296	274	257	284	255	328	285	273	287	1,066	1,124
EBITDA margin (%)	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.1%	65.9%	60.8%	57.1%	57.1%	64.2%	61.5%
Capital expenditures (CAPEX)	46	23	47	67	0	3	87	53	85	47	112	184	143
CAPEX excluding licenses	46	23	47	67	0	3	87	53	85	47	112	184	143
Operating cash flow (EBITDA-CAPEX excluding licenses)	188	239	249	207	257	281	168	275	200	226	175	882	981
OCF margin (%)	52%	58%	56%	46%	63%	64%	35%	55%	43%	47%	35%	53%	54%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	359	405	442	441	406	439	476	494	465	475	499	1,646	1,815
Service revenue	358	404	441	441	405	439	475	493	465	475	499	1,643	1,811
Data Revenue	67.7	71.7	81.7	85.4	84.1	85.3	88.5	91.4	90.3	93.9	94.7	306.4	349
Customers (mln)	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	9.6	10.6	9.9
Mobile data customers (mln)	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.4	4.3	4.5	5.5	4.7
ARPU (UZS)	11,293	12,805	13,955	13,804	12,819	14,092	15,393	16,237	15,877	16,720	17,527	n.a.	n.a.
MOU (min) *	465	531	568	528	498	553	550	501	472	522	558	n.a.	n.a.
Churn 3 months active base (quarterly) (%) *	12%	12%	12%	12%	12%	11%	12%	12%	12%	12%	10%	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	4.0	3.9	4.0	3.9	3.5	3.5	3.4	3.4	3.5	3.3	3.3	15.8	13.8
Service revenue	4.0	3.9	3.9	3.8	3.4	3.4	3.4	3.4	3.5	3.3	3.3	15.6	13.4
Broadband revenue	1.5	1.5	1.6	1.5	1.4	1.3	1.3	1.3	0.0	0.0	0.0	6.1	5.4
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (UZS)	46,631	43,076	43,970	40,462	45,518	42,404	40,215	38,858	—	—	—	n.a.	n.a.

*	Previous periods were restated due to alignment with the Group definition.

Italy

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	1,144	1,147	1,220	1,123	1,078	1,082	1,090	1,178	1,064	1,092	1,160	4,633	4,428
EBITDA	430	435	521	418	406	397	427	441	381	399	473	1,804	1,671
EBITDA margin (%)	37.6%	38.0%	42.7%	37.2%	37.7%	36.7%	39.1%	37.4%	35.8%	36.6%	40.8%	38.9%	37.7%
Capital expenditures (CAPEX)	137	173	187	261	172	186	170	251	172	192	151	757	779
CAPEX excluding licenses	137	173	187	261	172	186	170	251	172	192	151	757	779
Operating cash flow (EBITDA-CAPEX excluding licenses)	293	262	334	157	234	212	256	190	209	207	322	1,046	892
OCF margin (%)	26%	23%	27%	14%	22%	20%	24%	16%	20%	19%	28%	23%	20%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	827	832	848	820	781	800	818	880	796	824	875	3,328	3,278
Service revenue	729	737	763	746	705	720	752	736	703	714	765	2,975	2,912
Data Revenue	132	137	152	152	154	159	172	168	174	179	204	573	652
Customers (mln)	22.0	21.9	21.8	21.6	21.4	21.4	21.3	21.1	20.9	20.9	20.7	21.6	21.1
Data customers (mln)	9.3	9.7	10.2	10.2	10.9	11.0	11.3	11.6	11.6	11.7	11.7	10.2	11.6
ARPU (€)	10.9	11.1	11.6	11.4	10.9	11.2	11.6	11.4	11.0	11.3	12.1	n.a.	n.a.
of which:
ARPU voice (€)	6.7	6.8	7.0	6.9	6.3	6.6	6.7	6.6	6.2	6.4	6.6	n.a.	n.a.
ARPU data (€)	4.2	4.3	4.6	4.5	4.5	4.6	4.9	4.8	4.8	4.9	5.5	n.a.	n.a.
MOU (min.)	254	261	262	274	267	275	263	274	270	280	267	n.a.	n.a.
Total traffic (mln. min.)	16,895	17,486	17,150	17,819	17,188	17,538	16,853	17,448	17,026	17,538	16,673	n.a.	n.a.
Churn, annualised rate (%)	32.2%	29.9%	32.0%	31.6%	35.1%	25.2%	27.9%	28.8%	30.3%	29.7%	31.5%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	1,628	1,742	1,905	2,252	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	316	314	372	302	297	283	272	298	269	268	285	1,305	1,150
Service revenue	306	303	291	292	278	277	272	268	263	264	269	1,192	1,096
Total voice customers (mln)	3.0	2.9	2.9	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.7	2.8	2.8
of which:
Total DIRECT voice customers (mln)	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.5	2.5	2.5	2.4	2.4
Total INDIRECT voice customers (mln)	0.5	0.5	0.5	0.4	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.4	0.4
Total fixed-line ARPU (€)	29.8	29.9	29.0	28.7	27.9	27.9	27.8	28.0	27.3	26.9	27.3	n.a.	n.a.
Total Traffic (mln. min.)	3,627	3,410	2,616	3,292	3,137	2,819	2,357	2,763	2,633	2,503	2,040	n.a.	n.a.
Total Internet customers (mln)	2.2	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.2	2.3
of which:
Broadband (mln)	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.2	2.3
Broadband ARPU (€)	20.8	21.3	21.4	21.6	21.1	21.2	21.1	20.9	20.5	20.9	21.2	n.a.	n.a.
Dual-play customers (mln)	1.9	1.9	1.9	1.9	2.0	2.0	2.0	2.0	2.1	2.1	2.1	1.9	2.0

Italy (continued)

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	1,213	1,198	1,212	1,289	1,175	1,233	1,295	n.a.	4,913
EBITDA	n.a.	n.a.	n.a.	n.a.	459	444	478	497	421	451	528	n.a.	1,878
EBITDA margin (%)	n.a.	n.a.	n.a.	n.a.	37.7%	36.7%	39.1%	38.5%	35.8%	36.6%	40.8%	n.a.	38.2%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	194	208	192	275	190	216	168	n.a.	869
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	194	208	192	275	190	216	168	n.a.	869
Operating cash flow (EBITDA-CAPEX excluding licenses)	n.a.	n.a.	n.a.	n.a.	265	237	286	222	230	234	360	n.a.	1,009
OCF margin (%)	n.a.	n.a.	n.a.	n.a.	22%	20%	24%	16%	20%	19%	28%	n.a.	20%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	1Q16	3Q16	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	794	797	910	963	878	930	977	n.a.	3,464
Service revenue	n.a.	n.a.	n.a.	n.a.	794	797	836	806	776	807	854	n.a.	3,233
Data Revenue	n.a.	n.a.	n.a.	n.a.	167	178	180	199	192	202	227	n.a.	724
Customers (mln)	n.a.	n.a.	n.a.	n.a.	19.2	19.1	21.3	21.1	20.9	20.9	20.7	n.a.	21.1
Data customers (mln)	n.a.	n.a.	n.a.	n.a.	10.9	11.0	11.3	11.6	11.6	11.7	11.7	n.a.	11.6
ARPU (USD)	n.a.	n.a.	n.a.	n.a.	11.8	12.6	13.0	12.5	12.1	12.8	13.5	n.a.	n.a.
of which:	n.a.	n.a.	n.a.	n.a.								n.a.	n.a.
ARPU voice (USD)	n.a.	n.a.	n.a.	n.a.	6.9	7.4	7.5	7.2	6.8	7.2	7.4	n.a.	n.a.
ARPU data (USD)	n.a.	n.a.	n.a.	n.a.	4.9	5.2	5.5	5.3	5.3	5.5	6.1	n.a.	n.a.
MOU (min.)	n.a.	n.a.	n.a.	n.a.	267	275	263	274	270	280	267	n.a.	n.a.
Total traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	17,188	17,538	16,853	17,448	17,026	17,538	16,673	n.a.	n.a.
Churn, annualised rate (%)	n.a.	n.a.	n.a.	n.a.	35.1%	25.2%	27.9%	28.8%	30%	30%	32%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	1,628	1,742	1,905	2,252	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	1Q16	3Q16	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	334	313	302	326	296	302	318	n.a.	1,275
Service revenue	n.a.	n.a.	n.a.	n.a.	313	307	303	293	290	298	300	n.a.	1,217
Total voice customers (mln)	n.a.	n.a.	n.a.	n.a.	2.8	2.8	2.8	2.8	2.8	2.8	2.7	n.a.	2.8
of which:
Total DIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	2.4	2.4	2.4	2.4	2.5	2.5	2.5	n.a.	2.4
Total INDIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	0.4	0.4	0.4	0.4	0.3	0.3	0.3	n.a.	0.4
Total fixed-line ARPU (USD)	n.a.	n.a.	n.a.	n.a.	30.2	31.4	31.3	30.6	30.1	30.4	30.5	n.a.	n.a.
Total Traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	3,137	2,819	2,357	2,763	2,633	2,503	2,040	n.a.	n.a.
Total Internet customers (mln)	n.a.	n.a.	n.a.	n.a.	2.2	2.2	2.3	2.3	2.3	2.3	2.3	n.a.	2.3
of which:
Broadband (mln)	n.a.	n.a.	n.a.	n.a.	2.2	2.2	2.2	2.3	2.3	2.3	2.3	n.a.	2.3
Broadband ARPU (USD)	n.a.	n.a.	n.a.	n.a.	22.8	23.8	23.8	22.7	23	24	24	n.a.	n.a.
Dual-play customers (mln)	n.a.	n.a.	n.a.	n.a.	2	2	2	2	2	2	2	n.a.	2

Asia (Laos)

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Total operating revenue*	8.3	8.0	7.0	5.5	5.1	4.7	4.3	4.1	3.8	3.5	3.1	28.5	18.2
EBITDA*	2.4	3.0	2.0	2.3	2.0	1.5	0.9	1.0	0.6	0.3	-0.1	9.6	5.4
EBITDA margin (%)*	28.4%	37.7%	28.0%	42.7%	38.5%	31.2%	21.2%	25.1%	15.6%	9.1%	-4.6%	33.6%	29.6%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	FY14	FY15
Customers (mln)	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
ARPU (USD)	5.4	5.6	5.7	5.0	5.1	6.0	5.3	5.1	6.0	0.0	0.0	n.a.	n.a.

*	Vietnam operations were sold in April 2012, Cambodia operations were sold in April 2013